Follow-Up... Materials

3/28

06012012

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rock Energy Inc.

*CURRENT ADDRESS

PROCESSED
MAR 29 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34785 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/29/06

File No. 82-34785



Rock Energy Inc.
Annual Report 2005

Annual Meeting Rock Energy Inc.'s Annual General Meeting of Shareholders will be held at The Westin, Canadian Place Conference Centre Plus 30, 801 – 6th Street S.W., Calgary, Alberta on Thursday, May 11 at 3:00 p.m. All shareholders are invited to attend and those unable to do so are requested to sign and return the form of proxy mailed with this report to ensure representation at the meeting.

Forward-looking statements Certain statements and information contained in this document, including but not limited to management's assessment of Rock's future plans and operations, production, reserves, revenue, commodity prices, operating and administrative expenditures, wells drilled, acquisitions and dispositions, cash flow from operations, capital expenditure programs and debt levels contain forward-looking statements. All statements other than statements of historical fact may be forward-looking statements. These statements by their nature are subject to numerous risks and uncertainties, some of which are beyond Rock's control including the effect of general economic conditions, industry conditions, regulatory and taxation regimes, volatility of commodity prices, currency fluctuations, the availability of services, imprecision of reserve estimates, geological, technical, drilling and processing problems, environmental risks, weather, the lack of availability of qualified personnel or management, stock market volatility, the ability to access sufficient capital from internal and external sources and competition from other industry participants for, among other things, capital, services, acquisitions of reserves, undeveloped lands and skilled personnel that may cause actual results or events to differ materially from those anticipated in the such forward-looking statements. Such forward-looking statements, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made and should not unduly be relied on. These statements speak only as of the date of this document. Rock does not intend and does not assume any obligation to update these forward-looking statements whether as a result of new information, future events or otherwise.

All financial amounts are in Canadian dollars unless otherwise noted.

Corporate Profile Rock Energy Inc. is an emerging oil and gas exploration and production company currently producing approximately 2,500 barrels of oil equivalent per day (boe/d) from its oil and gas properties in Western Canada.

Rock's strengths include a balanced and diversified asset base and a proven management team. Through a combination of grassroots exploration and acquisitions, the Company expects to build value and grow to 10,000 boe/d within the next five years.

Rock is listed on the Toronto Stock Exchange under the symbol RE.

Corporate Summary

	Twelve months ended December 31, 2005	Twelve months ended December 31, 2004[2]	Three months ended December 31, 2005	Three months ended December 31, 2004
Financial				
Oil and gas revenue	$ 22,873,454	$ 2,845,270	$ 11,759,818	$ 863,290
Cash flow from operations [1]	$ 11,433,260	$ 1,218,014	$ 6,020,417	$ 404,397
Per share – basic	$ 0.74	$ 0.14	$ 0.31	$ 0.04
– diluted	$ 0.74	$ 0.14	$ 0.31	$ 0.04
Net income	$ 1,509,675	$ 571,030	$ 747,257	$ 182,577
Per share – basic	$ 0.10	$ 0.06	$ 0.04	$ 0.02
– diluted	$ 0.10	$ 0.06	$ 0.04	$ 0.02
Capital expenditures, net	$ 84,237,405	$ 6,252,317	$ 7,768,370	$ 3,852,323

	As at December 31, 2005	As at December 31, 2004
Working capital including debt	$(24,442,250)	$ 12,042,986
Common shares outstanding	19,637,321	9,259,453
Options outstanding	1,120,332	532,387

	Twelve months ended December 31, 2005	Twelve months ended December 31, 2004[2]	Three months ended December 31, 2005	Three months ended December 31, 2004
Operations				
Average daily production				
Light crude oil *(bbls/d)*	133	77	207	71
Heavy crude oil *(bbls/d)*	187	N.A.	480	N.A.
NGL *(bbls/d)*	56	17	75	19
Natural gas *(mcf/d)*	4,476	520	8,147	665
Barrels of oil equivalent *(boe/d)*	1,122	181	2,120	201
Average product prices				
Light crude oil *(CDN$/bbl)*	$ 64.95	$ 46.42	$ 63.63	$ 55.90
Heavy crude oil *(CDN$/bbl)*	$ 27.44	N.A.	$ 24.81	N.A.
NGL *(CDN$/bbl)*	$ 56.19	$ 41.36	$ 58.80	$ 45.09
Natural gas *(CDN$/mcf)*	$ 10.22	$ 6.72	$ 12.06	$ 6.77
BOEs *(CDN$/boe)*	$ 55.85	$ 43.02	$ 60.29	$ 46.68
Field netback *(CDN$/boe)*	$ 31.98	$ 25.16	$ 34.79	$ 34.27

[1] Cash flow from operations and cash flow from operations per share are non GAAP terms that represent cash generated from operating activities before changes in non-cash working capital. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable with the calculation of similar measures for other companies. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share.

[2] Rock changed its year end at December 31, 2004 from March 31. In order to make comparisons of periods compatible information presented for the twelve month period ended December 31, 2004 has been compiled by combining the nine month period ended December 31, 2004 with the three month period ended March 31, 2004.

Cash Flow


$ mm
$/share
12
10
8
6
4
2
0
1.0
0.5
0
03
04
05

Cash Flow from Operations

Cash Flow from Operations/Share

Net Income


$ mm
$/share
1.6
1.2
0.8
0.4
0
0.10
0.05
0
03
04
05

Net Income

Net Income/Share

Capital Expenditures


$ mm
25
20
15
10
5
0
03
04
05

Capital Expenditures Net of Acquisitions

Wells Drilled


gross
net
35
30
25
20
15
10
5
0
25
20
15
10
5
0
03
04
05

Gross Wells Drilled/Year

Net Wells Drilled/Year

Net Acreage


acres
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
03
04
05

Net Developed Acreage

Net Undeveloped Acreage

2006 Capital Expenditures


70%
8%
17%
5%

Land

Seismic

Drilling and Completions

Capitalized G&A



Rock…Solid Vision

In 2005 we executed another key step in our long-term strategic plan by completing acquisitions that established a strong foundation for our future and delivered solid results through the drill bit during the year. We are now poised to build on our vision, that is to add value for shareholders. During the next year we will optimize our asset base to consolidate our operations, increase our working interests and continue to deliver growth and value with our drilling program.

IT HAS BEEN A REMARKABLE YEAR FOR ROCK as we completed the complicated closings and assimilation of the ELM/Optimum/Qwest acquisitions and participated in the drilling of 33 wells. We delivered growth on all fronts. Absolute production grew by 955 percent, from 201 boe per day in the fourth quarter of 2004 to 2,120 boe per day in the fourth quarter of 2005 and we are currently producing over 2,500 boe per day. On a per share basis, production grew 394 percent, from 21.9 boe per day per million shares to 108.2 boe per day per million shares during the same time periods. Cash flow per share on an annual basis increased by 429 percent from $0.14 to $0.74 and net income per share grew by 67 percent, to $0.10 from $0.06.

In addition to providing solid, measurable results, Rock has also delivered on the strategic initiatives identified for 2005. We closed the acquisitions, completed the assimilation of the assets and identified the core areas of future growth. During the year we were able to increase our total staff complement to 15, consisting of three geologists, three engineers, one geophysicist, one landman, and seven support and executive staff. With this team in place, we are now capable of moving this asset base to the next level.

Exploitation activity has commenced on the acquired assets and we have already generated growth in production and reserves at Wild River, Musreau, and Niton to name a few. Our exploration team has increased our prospect inventory to exceed 65 potential locations, all seismically identified on lands we currently own, and our undeveloped land position exceeds 36,800 net acres. We are poised for continued growth in 2006.

As we move into 2006 there are two primary initiatives that we are focused on:

Rationalize our Asset Base

We have identified the assets and areas that hold further exploitation opportunity and fit into our overall strategic direction. Conversely, we have also identified the properties that do not fit or are mature and have made them available for swap and divestiture, however, we are not planning to be a net seller of any more than 200 to 300 boe per day. Given the low amount of net potential sales, and the inventory of opportunities we have, Rock is able to maintain the guidance exit rate for 2006 of 3,200 to 3,400 boe per day. Early in 2006 we began a formal process of swapping the non-core properties for assets in our areas of growth. This exercise will allow us to consolidate our working interests and simplify our operations in our West Central Alberta core area. Rock plans to have this project completed by the end of the summer of 2006.

Grass Roots Exploration

During 2005 our exploration team drilled 33 wells and generated a prospect inventory of over 65 ideas. In 2006 we expect to spend $30 million drilling another 35 to 40 wells. The program is expected to increase production to average 2,800 to 3,000 boe per day with an exit rate of 3,200 to 3,400 boe per day. This represents year over year growth of 159 percent in 2006. Our spending during the year will essentially be evenly divided between our Plains and West Central Alberta core areas, however, the efforts of our exploration team will be primarily focused on West Central Alberta where we will be building on our existing land base in conjunction with our rationalization program. We plan to increase our prospect inventory and ultimately our production levels of light oil and natural gas in the West Central region. The Plains region is characterized by heavy oil and shallow gas plays where our strategy is to build production to 1,000 to 1,200 boe per day by year end and then maintain that production level. We have ample drilling opportunities to execute that strategy for 2006 and 2007.

Since Rock issued guidance for 2006 (November 10, 2005) natural gas prices have experienced a significant decline. This decline in prices can essentially be attributed to warmer than normal temperatures experienced in North America during this winter heating season, resulting in higher than normal storage levels. In light of this price reduction, Rock has chosen to revise our guidance for the year to reflect an average gas price of CDN$8.00/mcf at AECO. This lower gas price reduces our cash flow projection by $6 million to $22 million ($1.13/share). We believe that this gas price reduction is a seasonal event and over the longer term prices will return to previous forecast levels of $10.00/mcf. At this time the Board of Directors have decided to maintain the $30 million capital budget previously announced in order to continue Rock's growth plan. However, the capital budget will be reviewed again at each quarterly board meeting in light of the economic environment and corporate capabilities at that time. The additional capital required due to the reduction in cash flow will be financed through a combination of expected increased bank facilities (currently being reviewed), and potential proceeds from the rationalization program.

At Rock we have always described our long term strategy as "buy-build-harvest". We have stated the first step was to assemble a strong team – we have done this. We said the next step was to acquire a foundation of production, cash flow and assets where we can build value. The efforts of 2005 have clearly demonstrated our accomplishment of this step. The next step is to build value in those assets and to grow our Company to the 10,000 to 12,000 boe per day level before harvesting back down to the 1,000 to 2,000 boe per day level. We also recognize the importance of a balanced portfolio and so have focused on a mix of commodities (light oil/heavy oil/natural gas), a mix of risk and reward and a mix of geology and geography.

During 2005 we have been able to solidify the foundation of our Company – a foundation of talent, production, cash flow and opportunity. We have laid out a clear plan to move forward, to rationalize our asset base and to ramp up our exploration program. As we move forward with our base plan, we will continue to aggressively pursue acquisitions that complement our strategy in our core areas of growth. Entering 2006 we are standing on a rock solid foundation and are poised to build value for our shareholders.

In conclusion I would like to thank our employees for their efforts and commitment this last year, our shareholders for their demonstration of confidence in our plan and capabilities, and our directors for their insight and guidance. 2006 promises to be a very exciting year for Rock as we embark upon the next step in our strategy – building value.

On behalf of the Board of Directors,

Allen J. Bey
President and Chief Executive Officer
March 16, 2006

THE STRENGTH OF ANY COMPANY is measured by the quality of its staff. These are the people that imagine the opportunity, apply the science, generate the prospect, execute the operations, and account for it so that wealth is created for the shareholders. During 2005 we increased our full time staff to 15 from nine the previous year. We now have three geologists, three engineers, one geophysicist and one land man moving our exploration and development program forward. I take great pleasure in introducing you to the true foundation assets of your company... the TEAM.



Standing (L to R): SANDY BROWN, TONY GEIER, SEAN MOORE, ALLEN BEY, JAMES ELLIOTT, AREZKI IOUGHLISSEN, SCOTT REIMOND, SCOTT MYERS, PETER SCOTT, JAN RINTOUL

Seated (L to R): LESLY MCGILP, SCOTT WILHELM, SIMONNE BIRRELL, ANITA GROSS, PRISCILLA WALKER



Rock...Solid Opportunities

Our portfolio of assets provides a foundation for growth and value creation. In 2005, we established this asset base through a deliberate series of transactions that balanced risk and reward, commodities, team expertise, geography and geology. In 2006 we are poised to continue to deliver value.


ALBERTA
SASKATCHEWAN
EDMONTON
CALGARY

DURING 2005 ROCK WAS ABLE TO DELIVER SIGNIFICANT PROGRESS on two major strategies for building our asset base and adding value: we completed the ELM/Optimum/Qwest acquisition and executed a successful grass roots exploration program.

ELM/OPTIMUM/QWEST Acquisition

On March 17, 2005 Rock announced the acquisition of ELM/Optimum/Qwest that had the following characteristics:

- There were a total of 14 companies included in the transaction.
- The total price was $60.6 million that consisted of $23.7 million in cash and 10.4 million Rock shares at a value of $3.55 per share.
- The assets included 65 different properties with an average working interest of 28 percent.
- Production from the properties was 1,000 boe per day, which increased to 1,600 boe per day by year end.
- Reserves totaled 3.2 million boe of proved plus probable reserves.
- Undeveloped land included in the transaction totaled 20,000 net acres.
- The assets were, for the most part, early in their life cycle with considerable exploitation opportunity.

Given the complexity of this transaction, the closings were staged with the first closing occurring on April 7, 2005 and the second closing occurring on June 17, 2005. After the closings, these properties were assimilated into Rock's financial and operating systems and those assets that fit our long term strategy were identified.

As we move into 2006, Rock has initiated a rationalization program to swap and trade non-core assets for assets within our core areas of growth. The effort will allow us to consolidate our operations, increase our working interests and obtain operatorship of our drilling programs. We expect this project to be completed by the end of the summer.

Grass Roots Exploration

During the year we drilled 33 (22.4 net) wells resulting in 18 (15.1 net) oil wells, nine (2.1 net) gas wells and six (5.2 net) abandoned wells, for an overall 82 percent success rate.

Our activity added 2.2 million boe of proven plus probable reserves at a cost of $12.18 per boe (excluding acquisitions and revisions, and including change in future capital).

Rock's daily production grew from 200 boe per day to exit the year at 2,400 boe per day and average 1,122 boe per day. By the end of the year Rock was producing 680 bbl per day of heavy oil, 220 bbl per day of light oil and NGLs, and 9.0 mmcf per day of gas.

At year end, Rock's land position had increased 230 percent to over 36,800 net acres from 11,095 net acres, and our exploration team has identified over 65 seismically-defined drilling prospects on these lands.

During 2006, Rock plans to spend $30 million drilling 35 to 40 wells and increase production to average 2,800 to 3,000 boe per day to exit the year at 3,200 to 3,400 boe per day.

Our net asset in 2005 was $3.81 per share compared to $2.90 per share the year before.

These results clearly demonstrate significant growth and value creation.

Production


boe/d
2,400
2,000
1,600
1,200
800
400
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
Gas (boe/d)
Heavy Oil (bbl/d)
Oil & NGL (bbl/d)

Production Share


120
100
80
60
40
20
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
Shares Outstanding (mm basic average)
Production/Share (boe/d per mm shares)

In the Plains core area Rock generally holds a 100 percent working interest. We operate a program exploring the Mannville group for heavy oil and shallow gas at depths ranging from 500 to 1,000 meters. During 2005, Rock spent $14.9 million and drilled 20 (20.0 net) wells in the Plains resulting in 14 oil wells and one gas well. New production from this area added 680 boe per day to our 2005 exit production rate. In addition our team has been able to identify 50 prospects for 2006 of which we plan to drill 25 to 30. By the end of 2006 we expect our production from this area to be 1,200 boe per day.



ALBERTA
SASKATCHEWAN
EDMONTON
Lloydminster
Dee Valley
Kessler
Edam
CALGARY

Plains Alberta



Rock Land
Rock 2005 Drilling Location
Rock Potential Follow-up Location
Channel Outline

EDAM

During 2006 Rock expects to drill four wells in the Edam area to confirm the pool boundaries, and then another five wells could be drilled to complete the development of the reservoir. Wells in this area generally cost $475,000 to $500,000 to drill, equip, complete and tie-in. On average, these wells will have an initial production rate of 75 to 100 boe per day and produce a total of 100,000 boe.

One of the interesting characteristics of our heavy oil program is the implementation of a cold flow production technique. This technique encourages the production of high sand concentrations of up to 30 percent during the first few months of the well's life. This creates a worm hole in the unconsolidated formation which provides a "pipeline" for the crude oil to more easily flow into the well bore. The well is completed with large perforations and a progressive cavity bottom hole pump. This type of pump can accommodate the large sand concentrations, and still maintain production. During the first few months of production, operating costs on these wells are higher than normal to accommodate the high sand production and lack of solution gas. Over time, the sand cuts fall to less than one percent, production increases and operating costs come back into line.

LLOYDMINSTER

During 2006 Rock expects to drill up to 15 wells in the Lloydminster area. Wells in this area generally cost $475,000 to $500,000 to drill, complete, equip and tie-in. On average, these wells will have an initial production rate of 50 to 75 boe per day and produce a total of 75,000 boe.


Rock Land
Rock Well (oil)
Rock 2006 Drilling Location
Industry Well (oil)
Industry Well (gas)
Industry Well (oil & gas)
Channel Outline
Pool


1,000 meters deep

Figure 1: Wormhole

Rock has an average working interest of 28 percent in the non-operated West Central Alberta core area. In this region we are exploring for stacked Cretaceous stratigraphic traps at depths ranging from 1,500 to 3,500 meters. These formations typically yield light oil and gas. During 2005 Rock spent $8.0 million and drilled 13 (2.23 net) wells in West Central Alberta resulting in four (0.9 net) oil wells and nine (1.32 net) gas wells. Production from this area was increased from 1,000 boe per day in January to exit the year at 1,700 boe per day (including an interest reversion at Wild River). In addition, our team has been able to identify 15 drilling prospects for 2006, of which we plan to drill up to 12 gross wells. By the end of 2006 we expect our production from this area to be 2,100 boe per day.


ALBERTA
SASKATCHEWAN
Kaybob
Musreau/Kakwa
Wild River
Niton
EDMONTON
CALGARY

West Central Alberta



NITON

In the Niton area Rock plans to participate in two to four drilling locations targeting Rock Creek light oil. Wells in this area cost $650,000 to $700,000 to drill and $1.3 million to $1.5 million to drill, equip, complete and tie-in. A Rock Creek oil well generally has an initial production rate of 75 to 100 boe per day and will produce 100,000 to 300,000 boe.

Rock Land
Rock 2006 Drilling Location
Rock Existing Well (oil)
Industry Well (oil)
Industry Well (gas)
Pool Outline

Exploration in this area can be of higher risk with higher reward, but to mitigate that risk, we have been able to concentrate on multi-zone stacked gas plays. By finding a geological setting that provides more than one productive horizon, we have been able to significantly reduce our risk and improve our results. Musreau is an example of this stacked gas play. During 2005 we drilled five wells at 100 percent success, with initial rates from the bottom three zones ranging from 2.0 mmcf per day to 6.0 mmcf per day. Rock has begun to acquire land in this area at 100 percent working interest, and we anticipate a very active season in 2006 as we continue our exploration program on new lands, test the uphole zones in our existing well bores and proceed with a down spacing application for producing deeper zones.

MUSREAU / KAKWA

During 2006, Rock plans to participate in four to six wells in the Musreau/Kakwa area. These wells are drilled to a total depth of 3,300 metres through a number of stacked gas production zones. A well drilled in this area costs $2.75 million to $3.0 million and a total of $5.0 million to $6.0 million to drill, complete, equip and tie-in. These wells generally have an initial production rate of two to eight mmcf per day and will produce a total of three to five billion cubic feet of gas.


Rock Land
Rock Well (gas)
Rock Location
Non-operated Facility
Industry Well (oil)
Industry Well (gas)
Fahler Pool Outline
Bluesky Pool Outline


3,500 meters deep

Figure 2: Stacked Gas



Rock... Solid Results

During 2005 Rock increased cash flow to $11.4 million or $0.71 per share which represented growth of 389 percent (429 percent per share) from 2004. In addition, our net income grew by 345 percent to $1.5 million or $0.10 per share. These are Rock solid results.

ROCK ENERGY INC. ("ROCK" OR THE "COMPANY") is a public energy company engaged in the exploration for and development and production of, crude oil and natural gas, primarily in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions.

Rock evaluates its performance based on net income, operating netback, cash flow from operations and finding and development costs. Cash flow from operations is used by the Company to analyze operations, performance, leverage and liquidity. Operating netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

Rock faces competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing. The Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands and control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated March 16, 2006 and is management's assessment of Rock Energy Inc.'s historical, financial and operating results, together with future prospects, and should be read in conjunction with the audited consolidated financial statements of Rock Energy Inc. for the twelve months ended December 31, 2005.

Basis of Presentation

Rock changed its year end at December 31, 2004 from March 31. In order to make comparisons of periods compatible, information presented for the twelve month period ended December 31, 2004 has been compiled by combining the nine month period ended December 31, 2004 with the three month period ended March 31, 2004. The audited consolidated financial statements will present only the information for the nine month period ended December 31, 2004 and the twelve month period ended December 31, 2005.

Financial measures referred to in this discussion, such as cash flow from operations and cash flow from operations per share, are not prescribed by generally accepted accounting principles ("GAAP"). Cash flow from operations is a key measure that demonstrates the ability to generate cash to fund expenditures. Cash flow from operations is calculated by taking the cash provided by operations from the consolidated statement of cash flows and adding back changes in non-cash working capital. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income or other measures of financial performance calculated in accordance with GAAP.

All barrels of oil equivalent ("boe") conversions in this report are derived by converting gas to oil in the ratio of six thousand cubic feet ("mcf") of gas to one barrel ("bbl") of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain statements and information contained in this document, including but not limited to management's assessment of Rock's future plans and operations, production, reserves, revenue, commodity prices, operating and administrative expenditures, wells drilled, acquisitions and dispositions, cash flow from operations, capital expenditure programs and debt levels, contain forward-looking statements. All statements other than statements of historical fact may be forward looking statements. These statements, by their nature, are subject to numerous risks and uncertainties, some of which are beyond Rock's control including the effect of general economic conditions, industry conditions, regulatory and taxation regimes, volatility of commodity prices, currency fluctuations, the availability of services, imprecision of reserve estimates, geological, technical, drilling and processing problems, environmental risks, weather, the lack of availability of qualified personnel or management, stock market volatility, the ability to access sufficient capital from internal and external sources and competition from other industry participants for, among other things, capital, services, acquisitions of reserves, undeveloped lands and skilled personnel that may cause actual results or events to differ materially from those anticipated in the such forward looking statements. Such forward-looking statements, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made and should not unduly be relied on. These statements speak only as of the date of this document. Rock does not intend and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

All financial amounts are in Canadian dollars unless otherwise noted.

GUIDANCE AND OUTLOOK

The Company issued guidance on November 10, 2005 for projected 2005 and 2006 results. The table below provides the guidance for 2005 along with actual results.

2005 Guidance

	2005 Guidance	Actuals	Change
2005 Production *(boe/d)*			
Annual	1,100 - 1,200	1,122	(2%)
Exit	2,600 - 2,800	2,400	(11%)
2005 Cash Flow			
Annual *(per share)*	$10.7 million ($0.68/sh)	$11.4 million ($0.74/sh)	7%
4th Quarter *(per share)*	$5.3 million ($0.31/sh)	$6.0 million ($0.31/sh)	13%
2005 Capital Budget			
Expenditures	$22 million	$23.6 million	7%
Wells drilled	37 (26.4 net)	33 (22.4 net)	(11%)
Total Debt	$24 million	$24.4 million	2%
Pricing (4th Quarter)			
Oil – WTI	US$58.00/bbl	US$60.02/bbl	3%
Gas – AECO	$10.00/mcf	$11.43/mcf	14%
Cdn/US dollar	0.86	0.85	(1%)

Production averages for the year fell within the guidance range even though the Wild River property was on a reduced rate for the month of November due to maintenance issues at the plant where the gas is processed. The exit rate fell short of the guidance range primarily due to 4 (4.0 net) oil wells not being drilled in the fourth quarter due to licensing issues and two gas wells not being tied in due to pipeline and facilities constraints. Subsequent to year end, three of the four oil wells were drilled and the balance are expected to be drilled in 2006. In January 2006, production increased to over 2,500 boe per day as a result of the two gas wells being tied in. Cash flow from operations was above guidance as higher pricing more than offset higher operating costs. Capital expenditures were higher than forecast primarily due to additional land and seismic purchases and higher than expected costs on certain wells despite drilling four less wells than projected.

Guidance for the 2006 year has been updated to reflect lower gas prices currently being experienced by the industry. The table below updates the Company's previous guidance that was issued November 10, 2005.

	2006 Previous Guidance	2006 Revised Guidance	Change
2006 Production *(boe/d)*			
Annual	2,800 - 3,000	2,800 - 3,000	0%
Exit	3,200 - 3,400	3,200 - 3,400	0%
2006 Cash Flow			
Annual	$26.5 - $28.5 million	$20.5 - $22.5 million	(22%)
Annual – per share	$1.35 - $1.45	$1.04 - $1.14	(22%)
2006 Capital Budget			
Expenditures	$30 million	$30 million	0%
Wells drilled	35 - 40	35 - 40	0%
Total Debt	$35.5 - $37.5 million	$31.5 - $33.5 million	23%
Pricing (Annual)			
Oil – WTI	US$58.00/bbl	US$58.00/bbl	0%
Gas – AECO	CDN$10.00/mcf	CDN$8.00/mcf	(20%)
Cdn/US dollar	0.86	0.86	0%

At this time the Company anticipates maintaining the same production and capital expenditures levels despite lower cash flow from operations. Capital in excess of cash flow from operations is currently shown as being funded through increased debt, however, Rock anticipates funding this difference through a combination of minor property dispositions announced as part of the rationalization program to be completed in the first half of this year and an expanded debt facility which is currently being reviewed. The Company will continue to monitor its cash flow from operations, capital program and debt levels and make adjustments accordingly to ensure the projected debt to cash flow ratio does not exceed 1.5 to 1.0.

Production by Product

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	Change	3 Months Ended 12/31/05	3 Months Ended 12/31/04	Quarterly Change
Gas *(mcf/d)*	**4,476**	520	761%	8,147	665	1,125%
Oil *(bbl/d)*	**133**	77	73%	207	71	192%
Heavy Oil *(bbl/d)*	**187**	0	N.A.	480	0	N.A.
NGL *(bbl/d)*	**56**	17	229%	75	19	295%
boe/d *(6:1)*	**1,122**	181	520%	2,120	201	955%

Production by Area

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	Change	3 Months Ended 12/31/05	3 Months Ended 12/31/04	Quarterly Change
West Central Alberta *(boe/d)*	**598**	N.A.	N.A.	1,189	N.A.	N.A.
Plains *(boe/d)*	**242**	N.A.	N.A.	510	N.A.	N.A.
Other *(boe/d)*	**282**	181	56%	421	201	109%
boe/d *(6:1)*	**1,122**	181	520%	2,120	201	955%

Production increases for 2005 have come from three different sources, first are the ELM/Optimum/Qwest acquisitions that were completed in stages and closed in April and June 2005. At the time of the last closing approximately 1,000 boe per day were added from the acquisitions, 90 percent of which was gas production with the balance being light oil and liquids. Second is a working interest reversion in the fourth quarter of 2005 at our acquired Wild River property (which increased the Company's working interest to 30 percent from 7.5 percent following payout of certain expenditures) adding approximately 500 boe per day of production. Lastly the Company's operated grass roots drilling program contributed the heavy oil additions in the Plains area and additional production from drilling on the acquired properties. Early in January 2006 Rock's production exceeded 2,500 boe per day as additional gas production was brought on stream.

Product Prices

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	Change	3 Months Ended 12/31/05	3 Months Ended 12/31/04	Quarterly Change
Realized Product Prices						
Gas *($/mcf)*	**10.22**	6.72	52%	12.06	6.77	78%
Oil *($/bbl)*	**64.95**	46.42	40%	63.63	55.90	14%
Heavy Oil *($/bbl)*	**27.44**	N.A.	N.A.	24.81	N.A.	N.A.
NGL *($/bbl)*	**56.19**	41.36	36%	58.80	45.09	30%
$/boe *(6:1)*	**55.85**	43.02	30%	60.39	46.68	29%

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	Change	3 Months Ended 12/31/05	3 Months Ended 12/31/04	Quarterly Change
Average Reference Prices						
Gas – Henry Hub Daily Spot *(US$/mcf)*	8.89	5.90	51%	12.27	6.35	93%
Gas — AECO C Daily Spot *($/mcf)*	8.77	6.55	34%	11.43	6.57	74%
Oil – WTI Cushing *(US$/bbl)*	56.56	41.40	37%	60.02	48.28	24%
Oil – Edmonton Light *($/bbl)*	68.72	52.54	31%	71.17	57.71	23%
Heavy Oil – Lloydminster blend *($/bbl)*	42.99	36.17	19%	41.81	34.89	20%
US$/Cdn$ exchange rate	0.826	0.770	7%	0.852	0.819	4%

The Company's gas price premium for the year ended 2005 of 17 percent versus the AECO C reference price is higher than the expected (and fourth quarter) price premium of five percent primarily due to gas production increases being weighted to the last half of the year when gas prices were higher compared to the first half of the year. As a result, the production weighted average price for the Company is higher than the simple average of the reference prices. Similarly the heavy oil price differentials were relatively larger than normally expected due to the higher production levels in the fourth quarter of 2005 when the heavy oil differential was much wider compared to the summer season.

REVENUE

The vast majority of the Company's revenue is derived from oil and gas operations. Other income for 2005 is primarily royalty and sulphur revenue. In prior year periods, other income was primarily interest income earned on cash balances.

Oil & Gas Revenue

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	Change	3 Months Ended 12/31/05	3 Months Ended 12/31/04	Quarterly Change
Gas	$ 16,696,288	$ 1,280,279	1,204%	$ 9,042,879	$ 416,123	2,073%
Oil	3,151,700	1,307,680	141%	1,314,337	366,865	231%
Heavy Oil	1,870,764	0	N.A.	1,094,719	0	N.A.
NGL	1,154,702	257,311	349%	407,883	80,302	408%
	22,873,454	2,845,270	704%	11,759,818	863,290	1,262%
Other revenue	$ 316,933	$ 353,475	(10%)	$ 100,265	$ 66,299	51%

Oil and gas revenue increased for both the twelve months ended and the three months ended December 31, 2005 over the prior year periods in 2004 due to higher production and higher product prices, particularly natural gas in the fourth quarter of 2005.

Royalties

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	Change	3 Months Ended 12/31/05	3 Months Ended 12/31/04	Quarterly Change
Royalties	$5,027,245	$653,969	669%	$2,666,369	$69,118	3,758%
As a percentage of oil and gas revenue	22.0%	23.0%	(4%)	22.7%	8.0%	183%
Per boe *($/)*	$12.28	$9.89	24%	$13.67	$3.73	266%

Royalties increased for both the year ended and the three months ended December 31, 2005 over the prior year periods in 2004 due to higher revenues and prices which has increased the per boe rates. As a percentage of revenue, royalties for the year ended 2005 have decreased versus 2004 primarily due to heavy oil production which generally incurs a lower rate. Royalties for the final quarter of 2004 were lower on a per boe and percentage of revenue basis due to a one time favourable Crown royalty adjustment relating to 2003 and 2004 production.

Operating Expenses

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	Change	3 Months Ended 12/31/05	3 Months Ended 12/31/04	Quarterly Change
Operating expense	$ 4,470,467	$ 510,629	776%	$ 2,148,705	$ 140,704	1,427%
Transportation costs	274,615	16,550	1,559%	158,062	16,550	855%
	4,745,082	527,179	800%	2,306,767	157,254	1,367%
Per boe *(6:1)*	$ 11.59	$ 7.96	46%	$ 11.83	$ 8.48	39%

Operating expenses for both the twelve months ended and three months ended December 31, 2005 have increased over prior year periods due to higher production levels and higher unit costs. The per boe operating expenses have increased in the 2005 periods versus the 2004 periods primarily due to higher costs associated with heavy oil operations and higher costs associated with properties acquired in the second quarter of the year. Heavy oil unit costs tend to be higher in the first several months of producing operations (the "clean up period") due to high initial sand production, additional fuel costs incurred until the operation is capable of running on casing head gas and injected load oil being used during the clean up period which reduces the sales volume from the operations. Production from the majority of the acquired properties is processed through third party facilities and the costs of these arrangements tend to be higher than the cost of processing production through owned facilities. Transportation costs increased over prior year periods as a result of the properties acquired in the second quarter of 2005. Operating expenses per boe decreased about 10 percent from the third quarter to the fourth quarter of 2005 and going forward they are expected to trend down to approximately $10 per boe as the existing heavy oil wells finish their clean up period and startup heavy oil operations represent less of the Company's overall production.

General and Administrative (G&A) Expense

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	Change	3 Months Ended 12/31/05	3 Months Ended 12/31/04	Quarterly Change
Gross	$ 2,275,327	$ 1,503,692	51%	$ 813,834	$ 519,287	57%
Per boe *(6:1)*	5.55	22.70	(76%)	4.17	28.02	(85%)
Capitalized	864,688	544,500	59%	287,555	158,114	82%
Per boe *(6:1)*	2.11	8.22	(74%)	1.47	8.53	(83%)
Net	1,410,639	959,192	47%	526,279	361,173	46%
Per boe *(6:1)*	$ 3.44	$ 14.48	(76%)	$ 2.70	$ 19.49	(86%)

G&A expense has increased on an absolute basis in 2005 over 2004 as the Company's operations continue to grow and new staff were added. G&A expense on a per boe basis has dropped over prior year periods as production has increased. Rock continues to capitalize certain G&A expenses based on personnel involved in the exploration and development initiatives, including certain salaries and related overhead costs. G&A expenses are expected to rise in 2006 on an absolute basis as the staff complement is higher for the entire year and the Company moves into larger office space, but fall on a per boe basis as overall production increases.

Interest Expense

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	Change	3 Months Ended 12/31/05	3 Months Ended 12/31/04	Quarterly Change
Interest expense (recovery)	$ 457,462	($ 98,025)	N.A.	$ 260,935	$ 231	112.859%
Per boe *($/)*	$ 1.12	($ 1.48)	N.A.	$ 1.34	$ 0.01	13.300%

Interest expense in 2005 was incurred as a result of bank borrowings during the year. Interest expense was recovered in 2004 due to a reversal of an accrual made in the prior fiscal period.

Depletion, Depreciation, and Accretion (DD&A)

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	Change	3 Months Ended 12/31/05	3 Months Ended 12/31/04	Quarterly Change
D&D expense	$ 8,211,007	$ 426,462	1,825%	$ 3,994,093	$ 157,528	2,438%
Per boe *($/)*	$ 20.05	$ 6.45	211%	$ 20.46	$ 8.50	141%
Accretion expense	$ 75,996	$ 18,955	301%	$ 30,723	$ 6,013	411%
Per boe *($/)*	$ 0.19	$ 0.29	(34%)	$ 0.16	$ 0.32	(51%)

Depletion and depreciation expense has increased over prior year periods primarily due to the higher production and higher cost base of the properties acquired in the second quarter of 2005.

The Company's asset retirement obligation ("ARO") represents the present value of estimated future costs to be incurred to abandon and reclaim the Company's wells and facilities. The discount rate used is eight percent.

Accretion represents the change in the time value of ARO. The underlying ARO may be increased over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can also be reduced as a result of abandonment work undertaken and reducing future obligations. During the year ended December 31, 2005 capital programs increased the underlying ARO by $1,582,632 (December 31, 2004: $203,260) and actual expenditures on abandonments were $43,863 (December 31, 2004: nil).

INCOME TAX

The Company began to pay capital taxes in 2005 as its capital base increased significantly following the acquisitions completed in the second quarter of 2005. Rock does not have current income tax payable and does not expect to pay current income taxes in 2006 as the Company has, on a consolidated basis, estimated resource pools and loss carryforwards available at December 31, 2005 (after the allocation of deferred partnership income) of approximately $63.8 million as set out on the following page.

CEE	$ 7.9 million
CDE	$ 7.5 million
COGPE	$ 17.5 million
UCC	$ 11.5 million
Loss carryforwards	$ 19.4 million
Total	$ 63.8 million

Cash Flow from Operations and Net Income

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	Change	3 Months Ended 12/31/05	3 Months Ended 12/31/04	Quarterly Change
Cash flow from operations	**$11,433,260**	$1,218,014	839%	$6,020,417	$ 404,397	1,389%
Per boe *(6:1)*	**$ 27.92**	$ 18.39	52%	$ 30.86	$ 21.82	41%
Per share:						
Basic	**$ 0.74**	$ 0.14	429%	$ 0.31	$ 0.04	675%
Diluted	**$ 0.74**	$ 0.14	429%	$ 0.31	$ 0.04	675%
Net income	**$ 1,509,675**	$ 571,020	345%	$ 747,257	$ 182,577	309%
Per boe *(6:1)*	**$ 3.69**	$ 8.62	(57%)	$ 3.83	$ 9.85	(61%)
Per share:						
Basic	**$ 0.10**	$ 0.06	83%	$ 0.04	$ 0.02	100%
Diluted	**$ 0.10**	$ 0.06	67%	$ 0.04	$ 0.02	100%
Weighted average shares outstanding:						
Basic	**15,436,835**	8,867,297	74%	19,596,420	9,180,697	113%
Diluted	**15,500,963**	8,990,885	72%	19,682,166	9,243,296	113%

The number of shares has increased in 2005 over 2004 levels primarily as a result of the issuance of 10.3 million shares issued in conjunction with the acquisitions completed in the second quarter of 2005.

Cash flow from operations for the 2005 periods increased significantly over 2004 levels primarily due to higher production and product prices partially offset by higher royalties, operating costs, interest and G&A expenses. Net income for the 2005 periods also improved over the 2004 periods however, increased DD&A and deferred income taxes lowered net income per boe in 2005 compared to 2004.

Capital Expenditures

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	Change	3 Months Ended 12/31/05	3 Months Ended 12/31/04	Quarterly Change
Land	**$ 3,737,172**	$ 2,198,652	70%	$ 1,663,895	$ 1,102,522	51%
Seismic	**1,760,538**	789,668	123%	878,370	274,500	220%
Drilling & completion	**12,450,597**	2,137,599	482%	4,279,534	1,743,615	145%
Capitalized G&A	**864,688**	544,500	59%	287,555	158,114	82%
Facilities	**4,357,801**	523,721	732%	1,538,650	523,721	194%
Total operations	**$ 23,170,796**	$ 6,194,140	274%	$ 8,648,004	$ 3,802,472	127%
Property acquisitions	**60,593,475**	Nil	N.A.	Nil	Nil	N.A.
Well site facilities inventory	**400,824**	Nil	N.A.	(894,520)	Nil	N.A.
Office equipment	**72,310**	58,177	24%	14,886	49,750	(70%)
Total	**$ 84,237,405**	$ 6,252,317	1,247%	$ 7,768,370	$ 3,852,222	102%

Capital expenditures increased dramatically during 2005 as the Company drilled 33 (22.4 net) wells, purchased 7,844 acres at land sales and completed the ELM/Optimum/Qwest acquisitions. In aggregate, capital expenditures increased over 13 fold in 2005 compared to 2004 led by acquisitions of $60.6 million. Capital expenditures on operations increased over three fold as expenditures increased in all activities particularly drilling and well site facilities. In 2005, Rock drilled 20 (20 net) operated wells and 13 (2.4 net) non-operated wells for an 80 percent success rate compared to nine (9.0 net) operated wells and a 67 percent success rate in 2004. All the operated wells were drilled in our Plains core area and most of these wells were targeting heavy oil. Rock had no production from this area at the beginning of 2005 and exited with approximately 680 boe per day. In 2005 non-operated wells were drilled on the acquired properties with the most significant drilling occurring in the West Central Alberta core area with five (0.6 net) gas wells in the Musreau area and two (0.9 net) oil wells in the Niton area. Production on the acquired properties has increased from approximately 1,000 boe per day post closing in June 2005 to 1,600 boe per day by year end including the working interest reversion at Wild River. With the acreage acquired during the year plus the undeveloped acreage obtained in the acquisitions, Rock had over 36,000 net undeveloped acres at year end.

LIQUIDITY AND CAPITAL RESOURCES

Rock's current approved capital budget for 2006 projects spending of $30 million. In 2006 cash flow from operations is expected to range from approximately $20.5 to $22.5 million. The capital spending in excess of cash flow is intended to be funded through two different sources. First, Rock has announced an asset rationalization program through which minor properties have been identified for sale. The Company expects that up to $10 million may be raised through the disposition of these assets. Second, the Company's bank facility is currently being reviewed and an increase is expected given the increase in the Company's reserves. The Company will continue to monitor capital expenditures, cash flow from operations and debt levels and make adjustments accordingly, in order to ensure the projected debt to cash flow ratio does not exceed 1.5 to 1.0.

The Company has a demand operating loan facility with a Canadian chartered bank. The facility is subject to the bank's valuation of the Company's oil and gas assets and the credit currently available is $25 million. The facility bears interest at the bank's prime rate or at prevailing bankers' acceptance rate plus an applicable bank fee. The facility also bears a standby charge for un-drawn amounts. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facility is currently under its annual review. As at March 16, 2006 approximately $24.7 million was drawn under the facility.

SELECTED ANNUAL DATA

The following table provides selected annual information for Rock. For the period prior to 2004, the information represents the operations of Rock Energy Ltd. which was acquired by Rock Energy Inc. in January 2004.

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	12 Months Ended 12/31/03
Production *(boe/d)*	1,122	181	176
Oil and gas revenues *($000)*	$ 22,873	$ 2,845	$ 2,485
Price realizations *($/boe)*	$ 55.85	$ 43.02	$ 38.65
Royalties *($/boe)*	$ 12.28	$ 9.89	$ 9.62
Operating expense *($/boe)*	$ 11.59	$ 7.97	$ 7.74
Field netback *($/boe)*	$ 31.98	$ 25.16	$ 21.39
Net G&A expense *($000)*	$ 1,411	$ 959	$ 658
Stock-based compensation *($000)*	$ 485	$ 202	$ nil
Cash flow from operations *($000)*	$ 11,433	$ 1,218	$ 586
Per share – basic	$ 0.74	$ 0.14	$ 0.17
Per share – diluted	$ 0.74	$ 0.14	$ 0.17
Net income *($000)*	$ 1,610	$ 571	$ 314
Per share – basic	$ 0.10	$ 0.06	$ 0.09
Per share – diluted	$ 0.10	$ 0.06	$ 0.09
	As at 12/31/05	As at 12/31/04	As at 12/31/03
Total assets *($000)*	$ 99,604	$ 25,057	$ 5,831
Total liabilities *($000)*	$ 39,385	$ 2,693	$ 492

SELECTED QUARTERLY DATA

The following table provides selected quarterly information for Rock.

	3 Months Ended 12/31/05	3 Months Ended 09/30/05	3 Months Ended 06/30/05	3 Months Ended 03/31/05	3 Months Ended 12/31/04	3 Months Ended 09/30/04	3 Months Ended 06/30/04	3 Months Ended 03/31/04
Production *(boe/d)*	2,120	1,343	693	309	201	165	171	186
Oil and gas revenues *($000)*	$ 11,760	$ 7,031	$ 2,924	$ 1,159	$ 863	$ 653	$ 662	$ 667
Price realizations *($/boe)*	$ 60.29	$ 56.90	$ 46.36	$ 41.65	$ 46.48	$ 42.90	$ 42.54	$ 39.48
Royalties *($/boe)*	$ 13.67	$ 11.61	$ 10.39	$ 9.73	$ 3.73	$ 14.70	$ 11.08	$ 11.16
Operating expense *($/boe)*	$ 11.83	$ 13.19	$ 8.62	$ 9.49	$ 8.43	$ 9.15	$ 7.67	$ 6.56
Field netback *($/boe)*	$ 34.79	$ 32.10	$ 27.35	$ 22.43	$ 34.27	$ 19.05	$ 23.79	$ 21.76
Net G&A expense *($000)*	$ 526	$ 329	$ 282	$ 274	$ 361	$ 227	$ 160	$ 211
Stock-based compensation *($000)*	$ 257	$ 131	$ 55	$ 42	$ 53	$ 51	$ 46	$ 46
Cash flow from operations *($000)*	$ 6,020	$ 3,552	$ 1,469	$ 392	$ 404	$ 237	$ 276	$ 301
Per share – basic	$ 0.31	$ 0.18	$ 0.11	$ 0.04	$ 0.04	$ 0.03	$ 0.03	$ 0.04
Per share – diluted	$ 0.31	$ 0.18	$ 0.11	$ 0.04	$ 0.04	$ 0.03	$ 0.03	$ 0.03
Net income *($000)*	$ 747	$ 634	$ 77	$ 51	$ 183	$ 85	$ 145	$ 158
Per share – basic	$ 0.04	$ 0.03	$ 0.01	$ 0.01	$ 0.02	$ 0.01	$ 0.02	$ 0.02
Per share – diluted	$ 0.04	$ 0.03	$ 0.01	$ 0.01	$ 0.02	$ 0.01	$ 0.02	$ 0.02
Capital expenditures *($000)*	$ 7,768	$ 7,920	$ 66,411	$ 2,138	$ 3,852	$ 1,063	$ 1,019	$ 319
	As at 12/31/05	As at 09/30/05	As at 06/30/05	As at 03/31/05	As at 12/31/04	As at 09/30/04	As at 06/30/04	As at 03/31/04
Working capital *($000)*	$(24,442)	$(22,643)	$(18,093)	$10,297	$12,043	$14,497	$15,323	$16,065

Production has continued to grow over the past five quarters as the Company has been expanding its grass roots exploration and development program and the completed acquisitions. Over the same time period Rock has also generally benefited from improved product prices which have positively impacted revenues while increasing per boe royalty rates. Operating expenses have increased over the same time frame due to higher start up costs on heavy oil operations, higher cost operations that were acquired and cost pressures experienced by the industry. With increased activity levels capital expenditures have grown which has been funded through cash flow from operations and working capital. Equity was used to fund a portion of the acquisitions cost in the second quarter of 2005.

Reserves

Rock's reserves have been independently evaluated by GLJ Petroleum Consultants Ltd. ("GLJ"). This is the second year GLJ has evaluated these reserves. GLJ also previously evaluated the reserves of the properties acquired in the ELM/Optimum/Qwest acquisitions. The reserves as at December 31, 2005 have been evaluated in accordance with *National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101")*. The previous reserve report at December 31, 2004 followed this standard as well. The following tables provide a reconciliation of the reserves between the two reserve reports. NI 51-101 requires reserves to be reconciled on a net basis (after deducting royalties) ("net interest"). In addition, in the tables below we have also reported a reserves reconciliation on a gross basis (before deducting royalties and without including any royalty interest) ("gross interest").

Rock's gross interest reserves at year end 2005 are 4.0 million boe total proved reserves and 5.9 million boe proved plus probable reserves. The growth in gross interest reserves resulted from oil and gas operations (net of revisions) of 1.2 million boe total proved reserves and 2.2 million boe proved plus probable reserves and from the ELM/Optimum/Qwest acquisitions completed in the second quarter of 2005 which contributed 2.4 million boe proved reserves and 3.2 million boe proved plus probable reserves. The acquired reserve volume differs from the pro forma volume as at December 31, 2004 previously announced of 4.1 million boe proved plus probable reserves (2.9 million boe proved reserves) due to:

- a reduction in reserves as a result of production from the previous evaluation date (December 31, 2004) to the closing dates (April 7 and June 17, 2005) the value of which the Company received as a purchase price adjustment,
- a reduction in reserves as a result of production during the delay in the Wild River property interest reversion from the first quarter of 2005 to the fourth quarter of 2005 the value of which the Company benefited from as reduced capital expenditures,
- a reserve volume adjustment for overriding royalties that were included in the "Company interest reserves" at December 31, 2004 but which had been eliminated, and therefore had no effect on the present value of reserves at December 31, 2004, and
- negative revisions, partially offset by positive revisions, due to the volumetric nature of the evaluation of the reserves when they were evaluated at December 31, 2004.

RESERVES RECONCILIATION

The following table is a reconciliation of Rock's "Gross Interest" reserves at year-end December 31, 2005 using GLJ's forecast pricing and cost estimates as at December 31, 2005.

Reconciliation of Company Gross Interest Reserves by Principal Product Type Forecast Prices and Costs

	Oil		NGL		Heavy Oil		Gas		Equivalent boe	
Factors	Proved (mbbl)	Proved Plus Probable (mbbl)	Proved (mbbl)	Proved Plus Probable (mbbl)	Proved (mbbl)	Proved Plus Probable (mbbl)	Proved (mmcf)	Proved Plus Probable (mmcf)	Proved (mboe)	Proved Plus Probable (mboe)
December 31, 2004	220	347	56	63	176	333	1,838	2,531	758	1,065
Additions[1]	24	33	12	17	965	1,883	1,121	1,606	1,188	2,201
Technical revisions[2]	17	30	(4)	(3)	46	(60)	(146)	(230)	35	(71)
Acquisitions	116	161	68	90	0	0	13,380	17,417	2,397	3,154
Dispositions	0	0	0	0	0	0	0	0	0	0
Production	(46)	(46)	(21)	(21)	(59)	(59)	(1,666)	(1,666)	(403)	(403)
December 31, 2005	331	427	111	146	1,128	2,096	14,427	19,657	3,975	5,945

[1] Additions include discoveries, extensions, infill drilling and improved recovery. [2] Technical revisions include technical revisions and economic factors.
Note: Figures may not add due to rounding.

The following table is a reconciliation of Rock' s "Net Interest" reserves at year-end December 31, 2005 using GLJ's forecast pricing and cost estimates as at December 31, 2005.

Reconciliation of Company Net Interest Reserves by Principal Product Type Forecast Prices and Costs

	Oil		NGL		Heavy Oil		Gas		Equivalent boe	
Factors	Proved (mbbl)	Proved Plus Probable (mbbl)	Proved (mbbl)	Proved Plus Probable (mbbl)	Proved (mbbl)	Proved Plus Probable (mbbl)	Proved (mmcf)	Proved Plus Probable (mmcf)	Proved (mboe)	Proved Plus Probable (mboe)
December 31, 2004	186	209	40	46	151	289	1,427	2,016	615	880
Additions[1]	21	28	8	12	788	1,533	808	1,169	951	1,768
Technical revisions[2]	17	30	(3)	0	39	(58)	(142)	(206)	32	(63)
Acquisitions	104	145	45	60	0	0	9,749	12,823	1,773	2,342
Dispositions	0	0	0	0	0	0	0	0	0	0
Production	(41)	(41)	(14)	(14)	(52)	(52)	(1,194)	(1,194)	(306)	(306)
December 31, 2005	286	371	78	102	926	1,712	10,648	14,608	3,065	4,631

[1] Additions include discoveries, extensions, infill drilling and improved recovery. [2] Technical revisions include technical revisions and economic factors.
Note: Figures may not add due to rounding.

RESERVES AND NET PRESENT VALUE (FORECAST PRICES AND COSTS)

The following tables summarize Rock's remaining oil and gas reserve volumes along with the value of future net revenue utilizing GLJ's forecast pricing and cost estimates as at December 31, 2005.

Reserves

	Oil		NGL		Heavy Oil		Gas	
Reserves Category	Gross (mmbl)	Net (mmbl)	Gross (mmbl)	Net (mmbl)	Gross (mmbl)	Net (mmbl)	Gross (mmcf)	Net (mmcf)
Proved								
Proved Producing	304	262	103	73	824	676	11,925	8,781
Proved Non-Producing	27	25	7	5	0	0	1,182	941
Proved Undeveloped	0	0	0	0	305	250	1,320	926
Total Proved	331	286	111	78	1,128	926	14,427	10,648
Probable Additional	96	85	35	25	968	786	5,230	3,960
Total Proved Plus Probable	427	371	146	102	2,096	1,712	19,657	14,608

Note: Figures may not add due to rounding.

Net Present Value of Future Net Revenue

	Before Income Taxes Discounted at (% per year)					After Income Taxes Discounted at (% per year)				
Reserves Category	0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)	0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)
Proved										
Proved Producing	77,452	67,654	60,571	55,182	50,918	72,965	63,796	57,214	52,230	48,300
Proved Non-Producing	4,968	3,960	3,315	2,849	2,490	3,414	2,590	2,091	1,746	1,488
Proved Undeveloped	4,034	3,137	2,459	1,936	1,527	2,566	1,851	1,330	941	646
Total Proved	86,454	74,751	66,344	59,967	54,935	78,945	68,236	60,635	54,918	50,434
Probable Additional	35,495	26,506	20,971	17,224	14,514	24,173	17,657	13,735	11,120	9,249
Total Proved Plus Probable	121,950	101,256	87,315	77,191	69,449	103,118	85,893	74,370	66,038	59,683

Note: Figures may not add due to rounding

Reserves and Net Present Value (Constant Prices and Costs)

The following tables summarize Rock's remaining oil and gas reserve volumes along with the value of future net revenue utilizing GLJ's pricing based on benchmark reference prices posted at or near December 31, 2005 with adjustments for oil differential and gas heating values applied to arrive at a company average. Capital and operating costs were not inflated.

Reserves

	Oil		NGL		Heavy Oil		Gas	
Reserves Category	Gross (mmbl)	Net (mmbl)	Gross (mmbl)	Net (mmbl)	Gross (mmbl)	Net (mmbl)	Gross (mmcf)	Net (mmcf)
Proved								
Proved Producing	309	266	105	74	808	668	12,024	8,867
Proved Non-Producing	27	25	7	5	0	0	1,182	941
Proved Undeveloped	0	0	0	0	305	253	1,320	926
Total Proved	336	291	113	79	1,112	921	14,526	10,734
Probable Additional	99	88	36	25	968	797	5,201	3,938
Total Proved Plus Probable	435	379	149	104	2,081	1,718	19,727	14,673

Note: Figures may not add due to rounding

Net Present Value of Future Net Revenue

	Before Income Taxes Discounted at (% per year)					After Income Taxes Discounted at (% per year)				
Reserves Category	0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)	0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)
Proved										
Proved Producing	91,689	77,154	67,156	59,848	54,252	82,801	70,198	61,531	55,185	50,312
Proved Non-Producing	6,785	5,265	4,312	3,638	3,129	4,643	3,497	2,816	2,347	1,999
Proved Undeveloped	5,785	4,444	3,440	2,676	2,085	3,841	2,794	2,035	1,472	1,046
Total Proved	104,260	86,863	74,909	66,162	59,466	91,284	76,489	66,382	59,004	53,357
Probable Additional	43,280	30,920	23,684	18,962	15,644	29,149	20,472	15,473	12,240	9,980
Total Proved Plus Probable	147,540	117,783	98,593	85,124	75,110	120,433	96,961	81,855	71,244	63,337

Note: Figures may not add due to rounding.

PRICING ASSUMPTIONS

The following benchmark prices, inflation rates and exchange rates were used by GLJ for the Constant Prices and Costs evaluation and the Forecast Prices and Costs evaluation.

Summary of Pricing and Cost Rate Assumptions as of December 31, 2005 Constant Prices and Costs

	Edmonton Par Oil Price 40 API (CDN$/bbl)	AECO Gas Price (CDN$/mcf)	NGL (CDN$/bbl)
	$68.27	$9.71	$71.87

Summary of Pricing and Cost Rate Assumptions as of December 31, 2005 Forecast Prices and Costs

	Oil				NGL				Gas		
Year	WTI Cushing ($US/bbl)	Edmonton Reference Price ($bbl)	Medium 29 API ($bbl)	Hardisty Heavy 12API ($bbl)	Edmonton Propane ($bbl)	Edmonton Butane ($bbl)	Edmonton Pentane ($bbl)	Ethane ($bbl)	AECO-C ($/mcf)	CDN/US Exchange Rate	Cost Inflation Rate (%/year)
2006	57.00	66.25	55.75	33.25	42.50	49.00	67.00	36.00	10.60	0.85	2
2007	55.00	64.00	55.25	32.75	41.00	47.25	65.25	31.25	9.25	0.85	2
2008	51.00	59.25	51.25	32.50	38.00	43.75	60.50	27.00	8.00	0.85	2
2009	48.00	55.75	48.25	32.00	35.75	41.25	56.75	25.25	7.50	0.85	2
2010	46.50	54.00	46.75	32.00	34.50	40.00	55.00	24.25	7.20	0.85	2
2011	45.00	52.25	45.25	33.50	33.50	38.75	53.25	23.25	6.90	0.85	2
2012	45.00	52.25	45.25	33.50	33.50	38.75	53.25	23.25	6.90	0.85	2
2013	46.00	53.25	46.00	34.00	34.00	39.50	54.25	23.75	7.05	0.85	2
2014	46.75	54.25	47.00	34.75	34.75	40.25	55.25	24.35	7.20	0.85	2
2015	47.75	55.50	48.00	35.25	35.50	41.00	56.50	25.00	7.40	0.85	2
2016	48.75	56.50	48.75	36.00	36.25	41.75	57.75	25.50	7.55	0.85	2
2017+	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	0.85	2

FINDING, DEVELOPMENT AND ACQUISITION COSTS

The following table summarizes Rock's finding, development and acquisition costs for the year ended December 31, 2005 and the nine months ended 2004 including future development costs. Due to the change in the Company's year end in 2004 only nine month data is been shown for finding and development costs for 2004 given the availability of independent reserve information for that time period.

		Year ended Dec 31, 2005		Nine months Ended Dec 31, 2004
Oil and Gas Operations:				
Proved finding and development costs				
Capital expenditures[1] *($000)*	$	22,912	$	5,876
Future capital costs *($000)*		962		1,774
Total capital *($000)*	$	23,874	$	7,650
Reserve additions[2] *(mboe)*		1,188		294
Proved finding and development costs *($/boe)*	$	20.10	$	26.02
Proved + Probable finding and development costs				
Capital expenditures[1] *($000)*	$	22,912	$	5,876
Future capital costs *($000)*		3,900		3,051
Total capital *($000)*	$	26,812	$	8,927
Reserve additions[2] *(mboe)*		2,201		551
Proved + Probable finding and development costs *($/boe)*	$	12.18	$	16.20
Acquisitions:				
Proved finding and development costs – Acquisitions				
Capital expenditures[1] *($000)*	$	60,853		N.A.
Future capital costs *($000)*		3,647		N.A.
Total capital *($000)*	$	64,500		N.A.
Reserve additions *(mboe)*		2,397		N.A.
Proved finding and development costs *($/boe)*	$	26.91		N.A.
Proved + Probable finding and development costs – Acquisitions				
Capital expenditures[1] *($000)*	$	60,853		N.A.
Future capital costs *($000)*		3,733		N.A.
Total capital *($000)*	$	64,586		N.A.
Reserve additions *(mboe)*		3,154		N.A.
Proved + Probable finding and development costs *($/boe)*	$	20.48		N.A.
Total Activities:				
Total Proved finding and development costs				
Capital expenditures[1] *($000)*	$	83,765	$	5,876
Future capital costs *($000)*		4,609		1,774
Total capital *($000)*	$	88,374	$	7,650
Reserve additions[3] *(mboe)*		3,620		273
Total Proved finding and development costs *($/boe)*	$	24.41	$	21.52
Total Proved + Probable finding and development costs				
Capital expenditures[1] *($000)*	$	83,765	$	5,876
Future capital costs *($000)*		7,633		3,051
Total capital *($000)*	$	91,398	$	8,927
Reserve additions[3] *(mboe)*		5,284		422
Total Proved + Probable finding and development costs *($/boe)*	$	17.30	$	21.15

(1) Capital expenditures include capitalized G&A which has been allocated between oil and gas operations and acquisitions and exclude purchases of equipment still held in inventory and office equipment of $0.6 million.

(2) Reserve additions exclude revisions

(3) Reserve additions include revisions.

Finding and development costs are broken down between oil and natural gas operations, acquisitions and total activities. Oil and natural gas operations include all capital activities the Company participated in, including operations on the acquired properties after their respective closing dates. Finding and development costs on operations improved in 2005 compared to 2004 primarily due to our grass roots program. Capital costs on operations for 2005 and 2004 include a relatively high land and seismic component, 23 percent and 48 percent of expenditures respectively. The 2006 capital budget has approximately 25 percent of the spending allocated to land and seismic as the Company continues to build its grass roots program particularly in the West Central Alberta core area. Finding and development costs on the acquired properties are based on the reserve evaluation as at December 31, 2005 and have then been increased by the amount of production from the closing date to December 31, 2005 to arrive at the reserves purchased. Finding and development costs for total activities include both operations and acquisitions but also include reserve revisions.

LAND HOLDINGS

The following table summarizes Rock's land holdings as at December 31, 2005 and December 31, 2004.

(acres)		Dec 31, 2005	Dec 31, 2004	Change
Developed	– Gross	79,188	2,954	2,581%
	– Net	31,378	2,842	1,004%
Undeveloped	– Gross	79,666	12,059	561%
	– Net	36,898	11,933	209%
Total	– Gross	158,854	15,013	958%
	– Net	68,276	14,775	362%

NET ASSET VALUE

The following table summarizes Rock's net asset value and net asset value per share as at December 31, 2005 and December 31, 2004.

	Dec 31, 2005	Dec 31, 2004	Change
Proved plus probable reserves[1] *($000)*	87,315	9,885	783%
Undeveloped land[2] *($000)*	8,448	3,651	131%
Seismic[3] *($000)*	2,617	857	205%
Working capital including debt *($000)*	(24,442)	12,042	N.A.
Option proceeds *($000)*	5,053	1,858	172%
Net Asset Value (Fully diluted) *($000)*	78,991	28,293	179%
Fully diluted shares *(000)*	20,758	9,757	113%
Net asset value per share	$3.81	$2.90	31%

(1) Proved plus probable reserves value is based on working interest reserves using GLJ Petroleum Consultants Ltd. January 2006 forecast prices discounted at 10 percent.

(2) Undeveloped land value is based on the actual cost of land purchased at land sales and land acquired from ELM/Optimum/Qwest in the second quarter of 2005 has been valued at $100 per acre.

(3) Seismic value is based on actual cost of seismic acquired or purchased.

CONTRACTUAL OBLIGATIONS

In the course of its business, the Company enters into various contractual obligations including the following:

- royalty agreements
- processing agreements
- right of way agreements
- lease obligations for office premises

Obligations with a fixed term are as follows:

	2006	2007	2008	2009	2010
Office premise leases	$ 375,830	$ 676,041	$ 894,788	$ 828,122	$ 828,122
Demand bank loan[1]	$22,976,365				

[1] The demand bank loan is currently under its annual review and is expected to remain in place.

OUTSTANDING SHARE DATA

At December 31, 2005 and to date, Rock had 19,637,321 common shares outstanding. At December 31, 2005 the Company had 1,220,332 stock options outstanding with an average exercise price of $4.51 per share. Subsequent to the year-end, an additional 90,000 stock options were issued.

OFF BALANCE SHEET ARRANGEMENTS

Rock does not have any special purpose entities nor is it party to any arrangement that would be excluded from the balance sheet.

RELATED PARTY TRANSACTIONS

The Company has not entered into any related party transactions during the reporting period.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as at December 31, 2005 and based on that evaluation, believe them to be effective given the size and nature of the Company's operations. All control systems by their nature have inherent limitations and therefore Rock's disclosure controls and procedures are believed to provide reasonable, but not absolute, assurance that:

- the communications by the Company with the public are timely, factual and accurate and broadly disseminated in accordance with all applicable legal and regulatory requirements,
- non-publicly disclosed information remains confidential, and
- trading of the Company's securities by directors, officers and employees remain in compliance with applicable securities laws.

CHANGE IN ACCOUNTING POLICIES

There has been no change in accounting policies since the Company's last fiscal year end.

CRITICAL ACCOUNTING ESTIMATES

Rock's financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). A comprehensive discussion of our significant accounting policies is contained in Note 2 to the audited consolidated financial statements. These accounting policies are subject to estimates and key judgments about future events, many of which are beyond our control. The following is a discussion of the accounting estimates that are critical to the financial statements.

Oil and Gas Accounting – Reserves Recognition Rock retained independent petroleum engineering consultants GLJ Petroleum Consultants Ltd. to evaluate our oil and natural gas reserves, prepare an evaluation report, and report to the Company's Reserves Committee. The process of estimating oil and natural gas reserves is subjective and involves a significant number of decisions and assumptions in evaluating available geological, geophysical, engineering and economic data. These estimates will change over time as additional data from ongoing development and production activities becomes available and as economic conditions affecting oil and natural gas prices and costs change. Reserves can be classified as proved, probable or possible with decreasing levels of certainty to the likelihood that the reserves will be ultimately produced.

Oil and Gas Accounting – Full Cost Accounting Under the full cost method of accounting for exploration and development activities, all costs associated with these activities are capitalized. The aggregate net capitalized costs and estimated future abandonment costs, less estimated salvage values, is amortized using the unit-of-production method based on estimated proved oil and gas reserves resulting in a depletion expense. The depletion expense is most affected by the estimate of proved reserves and the cost of unproved properties. Unproved costs are reviewed quarterly to determine if proved reserves have been established, at which point the associated costs are included in the depletion calculation. Changes to any of these estimates may affect Rock's earnings.

Under the full cost method of accounting, the Company's investment in oil and gas assets is evaluated at least annually to consider whether the investment is recoverable and the carrying amount does not exceed the value of the properties, the "ceiling test". The carrying value of oil and natural gas properties and production equipment is compared to the sum of undiscounted cash flows expected to result from Rock's proved reserves. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying value of property and equipment to the estimated net present value of future cash flows from proved plus probable reserves using a risk free interest rate. Any excess carrying value above the net present value of the future cash flows is recorded as a permanent impairment. Reserve, revenue, royalty and operating cost estimates and the timing of future cash flows are all critical components of the ceiling test. Revisions of these estimates could result in a write down of the carrying amount of oil and gas properties.

Asset Retirement Obligations The Company recognizes the estimated fair value for an asset retirement obligation ("ARO") in the period in which it is incurred as a liability, and records a corresponding increase in the carrying value of the related asset. The future asset retirement obligation is an estimate based on the Company's ownership interest in wells and facilities and reflects estimated costs to complete the abandonment and reclamation as well as the estimated timing of the costs to be incurred in future periods. Estimates of the costs associated with abandonment and reclamation activities require judgment concerning the method, timing and extent of future retirement activities. The capitalized amount is depleted on a unit-of-production method over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and this accretion amount is charged to earnings in the period. Actual costs incurred on settlement of the ARO are charged against the ARO. Judgments affecting current and annual expense are subject to future revisions based on changes in technology, abandonment timing, costs, discount rates and the regulatory environment.

Stock-based Compensation Stock options issued to employees and directors under the Company's stock option plan are accounted for using the fair value method of accounting for stock-based compensation. The fair value of the option is recognized as stock-based compensation expense and contributed surplus over the vesting period of the option. Stock-based compensation expense is determined on the date of an option grant using a Black-Scholes option pricing model. A Black-Scholes pricing model requires the estimation of several variables including estimated volatility of Rock's stock price over the life of the option, estimated option forfeitures, estimated life of the option, estimated risk free rate and estimated dividend rate. A change to these estimates would alter the valuation of the option and would result in a different related stock-based compensation expense.

BUSINESS RISKS

Rock is exposed to a number of business risks, some of which are beyond its control like all companies in the oil and gas exploration and production industry. These risks can be categorized as operational, financial and regulatory.

Operational risks include generating, finding and developing, and acquiring oil and gas reserves on an economical basis (including acquiring land rights or gaining access to land rights), reservoir production performance, marketing, production, hiring and retaining employees and accessing contract services on a cost effective basis. We attempt to mitigate these risks by employing highly qualified staff and operating in areas where employees have expertise. In addition we outsource certain activities to be able to leverage on industry expertise, without having the burden of hiring full time staff given the current scope of operations. Typically the Company has outsourced the marketing and certain land functions. Rock is attempting to acquire oil and gas operations; however Rock will be competing against many other companies for such operations many of which will have greater access to resources. As a small company, gaining access to contract services may be difficult given the high activity levels the industry has been experiencing, but we will attempt to mitigate this risk by utilizing existing relationships.

Financial risks include commodity prices, the Canadian/US exchange rate and interest rates, all of which are largely beyond the Company's control. Currently we have not used any financial instruments to mitigate these risks. We would consider using these financial instruments depending on the operating environment. The Company also will require access to capital. Currently Rock has long-term debt in place and intends to use its debt capacity in the future in conjunction with capital expenditures including acquisitions. We intend to use prudent levels of debt to fund capital programs based on the expected operating environment. We also intend to access equity markets to fund opportunities, however the ability to access these markets will be determined by many factors, many of which will be beyond the control of the Company.

Rock is subject to various regulatory risks, principally environmental in nature. The Company has put in place a corporate safety program and a site-specific emergency response program to help manage these risks. The Company hires third party consultants to help develop and manage these programs and help Rock comply with current environmental legislation.

ADDITIONAL INFORMATION

Further information regarding the Company, including the Company's Annual Information Form, can be accessed under the Company's public filings found on Sedar at www.sedar.com. Information can also be obtained by contacting the Company at Rock Energy Inc., Suite 1800, 700 - 9th Avenue S.W., Calgary, Alberta, T2P 3V4.

Management's Report

To the Shareholders of Rock Energy Inc.

The financial statements of Rock Energy Inc. were prepared by management in accordance with appropriately selected generally accepted accounting principles in Canada. Management has used estimates and careful judgment, particularly in those circumstances where transactions affecting current periods are dependent on information not known for certain until a future period. The financial and operational information contained in this annual report is consistent with that reported in the financial statements.

Management is responsible for the integrity of the financial and operational information contained in this report. The Company has designed and maintains internal controls to provide reasonable assurance that assets are properly safeguarded and that the financial records are well maintained and provide relevant, timely and reliable information to management. The financial statements have been prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized in the notes to the financial statements.

External auditors appointed by the shareholders have conducted an independent examination of the corporate and accounting records in order to express their opinion on the financial statements. The Audit Committee has met with the external auditors and management in order to determine if management has fulfilled its responsibilities in the preparation of the financial statements. The Board of Directors has approved the financial statements on the recommendation of the Audit Committee.

Allen J. Bey
President and Chief Executive Officer
March 16, 2006

Peter D. Scott
Vice President, Finance and Chief Financial Officer
March 16, 2006

Auditor's Report

We have audited the consolidated balance sheets of Rock Energy Inc. as at December 31, 2005 and 2004 and the consolidated statements of income and retained earnings and cash flows for the year ended December 31, 2005 and the nine months ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the year ended December 31, 2005 and the nine months ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
March 16, 2006

Consolidated Balance Sheets

	December 31, 2005	December 31, 2004
Assets		
Current assets		
Cash and cash equivalents	$ 144,711	$ 8,631,810
Accounts receivable	7,093,826	484,714
Refundable deposit	–	5,000,000
Prepaids	384,950	119,154
	7,623,487	14,335,678
Property, plant and equipment *(note 4)*	95,270,594	9,450,655
Accumulated depletion and depreciation	(8,892,232)	(681,325)
	86,378,362	8,769,330
Goodwill	5,602,137	2,051,967
	$ 99,603,986	$ 25,056,975
Liabilites and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 9,089,372	$ 2,192,692
Bank debt *(note 5)*	22,976,365	–
	32,065,737	2,192,692
Future tax liability *(note 9)*	5,204,112	
Asset retirement obligation *(note 6)*	2,115,201	500,256
Shareholders' equity		
Share capital *(note 7)*	57,369,060	21,275,627
Contributed surplus *(note 8)*	453,378	201,577
Retained earnings	2,396,498	886,823
	60,218,936	22,364,027
Commitments *(note 11)*		
	$ 99,603,986	$ 25,056,975

See accompanying notes to consolidated financial statements.

Approved by the Board:

Stuart G. Clark
Director

Allen J. Bey
Director

Consolidated Statements of Income and Retained Earnings

	December 31, 2005	December 31, 2004
Revenues:		
Oil and gas revenue	$ 22,873,454	$ 2,178,563
Royalties, net of Alberta Royalty Tax Credit	(5,027,245)	(465,602)
Other income	316,933	198,469
	18,163,142	1,911,430
Expenses:		
General and administrative	1,410,639	748,171
Operating	4,745,082	416,464
Interest (recovery)	457,462	(108,057)
Stock-based compensation *(note 6)*	484,535	155,281
Depletion, depreciation, and accretion	8,287,003	349,411
	15,384,721	1,561,270
Income before income taxes	2,778,421	350,160
Income taxes		
Current (recovery) *(note 8)*	73,016	(62,584)
Future income taxes *(note 8)*	1,195,730	–
Net income for the period	1,509,675	412,744
Retained earnings, beginning of period	886,823	474,079
Retained earnings, end of period	$ 2,396,498	$ 886,823
Basic and diluted earnings per share *(note 7)*	$ 0.10	$ 0.05

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

The year and nine months ended	December 31, 2005	December 31, 2004
Cash provided by (used in):		
Operating:		
Net income for the period	$ 1,509,675	$ 412,744
Add: Non-cash items:		
Depletion, depreciation, and accretion	8,287,003	349,411
Actual abandonment costs	(43,683)	–
Stock-based compensation	484,535	155,281
Future income taxes	1,195,730	–
	11,433,260	917,436
Changes in non-cash working capital	(4,319,361)	1,180,511
	7,113,899	2,097,947
Financing:		
Issuance of common shares	216,726	994,025
Bank debt	22,976,365	–
Repurchase of stock options	(185,000)	–
Changes in non-cash working capital	–	(79,923)
	23,008,091	914,102
Investing:		
Property, plant and equipment	(23,643,932)	–
Acquisition of property, plant and equipment *(note 3)*	(23,879,684)	(5,933,439)
Changes in non-cash working capital	8,914,527	(4,740,383)
	(38,609,089)	(10,673,712)
Decrease in cash and cash equivalents	(8,487,099)	(7,661,663)
Cash and cash equivalents, beginning of period	8,631,810	16,293,473
Cash and cash equivalents, end of period	$ 144,711	$ 8,631,810
Interest paid and received:		
Interest paid	428,698	937
Interest received	42,125	192,398
Cash taxes paid	56,825	–

See accompanying notes to consolidated financial statements.

1. Nature of Operations

Rock Energy Inc. (the "Company" or "Rock") is actively engaged in the exploration, production and development of oil and gas in Western Canada.

2. Significant Accounting Policies

The consolidated financial statements of Rock are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(A) CONSOLIDATION

These consolidated financial statements include the accounts of Rock Energy Inc., Rock Energy Ltd. and Rock Energy Production Partnership. All inter-company transactions and balances have been eliminated upon consolidation.

(B) CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of cash and short-term investments with a maturity date of twelve months or less.

(C) JOINT VENTURES

A substantial portion of the Company's oil and gas exploration and development activities is conducted jointly with others, and accordingly, these consolidated financial statements reflect only the Company's proportionate interest in such activities.

(D) PROPERTY, PLANT AND EQUIPMENT

Capitalized costs: The Company follows *Accounting Guideline 16, "Oil and Gas Accounting – Full Cost"* to account for its oil and natural gas operations, whereby all costs related to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized. Such costs include lease acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, the cost of petroleum and natural gas production equipment and overhead charges directly related to exploration and development activities. Proceeds from the sale of oil and gas properties are applied against capital costs, with no gain or loss recognized, unless such a sale would change the rate of depletion and depreciation by 20% or more, in which case, a gain or loss would be recorded.

Depletion, depreciation and amortization: The capitalized costs are depleted and depreciated using the unit-of-production method based on proved petroleum and natural gas reserves, as determined by independent consulting engineers. Oil and natural gas liquids reserves and production are converted into equivalent units of natural gas based on relative energy content. Office furniture and equipment are recorded at cost and depreciated on a declining balance basis using a rate of 20 percent.

Ceiling test: Rock calculates its ceiling test by comparing the carrying value of oil and natural gas properties and production equipment to the sum of undiscounted cash flows from proved reserves. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying value of property and equipment to the estimated net present value of future cash flows from proved plus probable reserves, using a risk free interest rate and expected future prices, and unproved properties. Any excess carrying value above the net present value of the future cash flows is recorded as a permanent impairment.

Asset retirement obligations: The Company records the fair value of an asset retirement obligation ("ARO") as a liability in the period in which it incurs a legal obligation to restore an oil and gas property, typically when a well is drilled or other equipment is put in place. The associated asset retirement costs are capitalized as part of the carrying amount of the related asset and depleted on a unit-of-production method over the life of the proved reserves. Subsequent to initial measurement of the obligations, the obligations are adjusted at the end of each reporting period to reflect the passage of time and changes in estimated future cash flows underlying the obligation. Actual costs incurred on settlement of the ARO are charged against the ARO.

(E) GOODWILL

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired business. Goodwill is stated at cost less any impairment and is not amortized. The goodwill balance is subject to an impairment test whereby the book value of the Company's equity is compared to its fair value. If the fair value of the Company's equity is less than book value, impairment is measured by allocating the fair value of the identifiable assets and liabilities at their fair values. The difference between the Company's fair value and book value of identifiable assets and liabilities is the fair value of goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount. Impairment is charged to income in the period in which it occurs. The impairment test is carried out annually, or more frequently if circumstances occur that are more likely than not to reduce the fair value of the acquired business below its carrying amount.

(F) INCOME TAXES

Income taxes are calculated using the liability method of tax accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value amount on the balance sheet are used to calculate future income tax assets and liabilities. Future income tax assets and liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

(G) FLOW-THROUGH SHARES

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future tax liabilities and share capital are adjusted by the estimated cost of the renounced tax deduction when the expenses are renounced.

(H) STOCK-BASED COMPENSATION

The Company grants options to purchase common shares to employees and directors under its stock option plan. The Company follows the Canadian accounting standard relating to stock-based compensation and other stock-based payments as it applies to other stock-based compensation granted to employees, officers and directors. Under this standard, future awards are accounted for using the fair value of accounting for stock-based compensation. Under the fair value method, an estimate of the value of the option is determined at the time of grant using a Black-Scholes option pricing model. The fair value of the option is recognized as an expense and contributed surplus over the vested life of the option.

(I) REVENUE RECOGNITION

Revenue from the sale of oil and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates.

(J) MEASUREMENT UNCERTAINTY

The amounts recorded for depletion and depreciation of property, plant and equipment, the provision for asset retirement obligations and the amounts used for ceiling test calculations are based on estimates of reserves and/or future costs. The Company's reserve estimates are reviewed annually by an independent engineering firm. The amounts disclosed relating to fair values of stock options issued are based on estimates of future volatility of the Company's share price, expected lives of options, and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of changes in such estimates in future periods could be material.

(K) EARNINGS PER SHARE

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury stock method whereby the weighted average number of shares is adjusted for the dilutive effect of options.

3. Acquisition of ELM/Optimum/Qwest

On March 14, 2005 the Company agreed to acquire in two separate closings from 14 different entities (six private companies and eight drilling fund partnerships) petroleum and natural gas properties mainly through their various subsidiary companies. The transactions have been accounted for using the purchase method with the results of operations for each transaction included in the financial statements from the date of acquisition.

The first closing of the ELM/Optimum/Qwest properties occurred on April 7th, 2005. The Company purchased all of the outstanding shares of 1143734 Alberta Ltd. and assets were purchased directly from three private entities and four drilling fund partnerships. The purchase price equation is as follows:

Property, plant and equipment	$ 16,483,019
Note payable*	(309,082)
Asset retirement obligation	(372,600)
	$ 15,801,337
Consideration provided:	
Cash	$ 4,575,017
Common shares (3,091,483)	10,943,843
Transaction costs	282,477
	$ 15,801,337

* *Paid to vendors on final adjustments*

The second closing of the ELM/Optimum/Qwest properties occurred on June 17th, 2005. The Company purchased all of the outstanding shares of 1156168 Alberta Ltd., 1159203 Alberta Ltd. and 1140511 Alberta Ltd. The purchase price equation is as follows:

Property, plant and equipment	$ 45,490,456
Note receivable*	147,512
Goodwill	4,273,417
Future income taxes	(4,273,417)
Asset retirement obligation	(1,007,400)
	$ 44,630,568
Consideration provided:	
Cash	$ 18,504,190
Common shares (7,234,005)	25,608,378
Transaction costs	518,000
	$ 44,630,568

* *Paid by vendors on final adjustments*

The purchase price allocations for both transactions were initially based on estimates of the fair values of the assets and liabilities as of the closing date, purchase price adjustments, transaction costs and holdback amounts. At December 31, 2005 these amounts have been updated resulting in a reduction of the future tax liability and goodwill amounts by $1.2 million.

4. Property, Plant and Equipment

	December 31, 2005	December 31, 2004
Petroleum and natural gas properties	$ 95,160,130	$ 9,317,833
Other assets	110,464	132,722
	95,270,594	9,450,555
Accumulated depletion and depreciation	(8,892,232)	(681,225)
	$ 86,378,362	$ 8,769,330

At December 31, 2005, petroleum and natural gas properties included $6,264,786 (December 31, 2004, $1,940,887) of unproved property costs which have been excluded from the depletable base.

During the year ended December 31, 2005 $864,688 (nine months ended December 31, 2004, $402,604) of administrative costs relating to exploration and development activities were capitalized as part of property, plant and equipment.

At December 31, 2005, in accordance to Canadian GAAP the Company applied the ceiling test calculation to its petroleum and natural gas properties using expected future market prices. These expected future market prices were forecasted by our independent reserve evaluators and then adjusted for commodity price differentials specific to the Company's production. The following table exhibits the benchmark prices used in the ceiling test:

	Oil WTI (Cushing Oklahoma) ($US/bbl)	Oil Edmonton par price (40 API) ($CDN/bbl)	Gas AECO-C spot price ($CDN/mmbtu)	Currency Exchange Rate ($US/$CDN)
2006	57.00	67.00	10.60	0.85
2007	55.00	65.25	9.25	0.85
2008	51.00	60.50	8.00	0.85
2009	48.00	56.75	7.50	0.85
2010	46.50	55.00	7.20	0.85
2011	45.00	53.25	6.90	0.85
2012	45.00	53.25	6.90	0.85
2013	46.00	54.25	7.05	0.85
2014	46.75	55.25	7.20	0.85
2015	47.75	56.50	7.40	0.85
2016	48.75	57.75	7.55	0.85
Thereafter (escalation)	2.0%/yr	2.0%/yr	2.0%/yr	0.85

5. Bank Debt

The Company has a demand operating facility with a Canadian chartered bank subject to the bank's valuation of the Company's oil and gas properties. The current limit under the facility is $25 million. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee. The facility also bears a standby charge for un-drawn amounts. The next scheduled review date is March 2006.

6. Asset Retirement Obligation

The asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations at December 31, 2005 is approximately $3,385,000 (December 31, 2004 – $1,010,500), which will be incurred between 2006 and 2019. A credit adjusted risk free rate of eight percent and an annual inflation rate of 1.5 percent were used to calculate the future asset retirement obligation.

A reconciliation of the asset retirement obligations is provided below:

	December 31, 2005	December 31, 2004
Balance, beginning of period	$ 500,256	$ 282,090
Liabilities incurred/acquired during period	1,582,632	203,260
Accretion	75,996	14,906
Actual retirement costs	(43,683)	–
Balance, end of period	$ 2,115,201	$ 500,256

7. Share Capital

(A) AUTHORIZED:

Unlimited number of voting common shares, without stated par value.

300,000 preference shares, without stated par value.

(B) COMMON SHARES ISSUED:

Common Shares of Rock	Number	Amount
Issued and outstanding as at March 31, 2004	8,993,152	$ 20,281,602
Redemption *(i)*	(365)	(448)
Issued in private placement *(iii)*	266,666	994,473
Issued and outstanding as at December 31, 2004	9,259,453	$ 21,275,627
Redemption *(i)*	(448)	(1,517)
Future tax effect of flow-through share renouncements *(ii)*		(723,247)
Issued for property acquisitions	10,325,488	36,552,220
Issued for flow-through shares *(iv)*	22,263	114,720
Issued for stock options exercised	30,565	151,257
Issued and outstanding as at December 31, 2005	19,637,321	$ 57,369,060

(i) In accordance with the terms of the 30 for 1 share consolidation shareholders holding 1,000 or less pre-consolidated common shares redeemed their shares for cash based on the value of $0.1129 per pre-consolidated share.

(ii) The Company has renounced resource expenditures on flow-through shares issued by predecessor companies. At March 31, 2004, the Company was committed to spend $1.8 million on drilling and exploration activities on or before January 31, 2005 to satisfy flow-through share commitments. At December 31, 2004, all required expenditures had been made and completed the renouncements in February 2005.

(iii) On October 28, 2004, the Company entered into a private placement to issue 266,666 common shares at a price of $3.75 per share, or $1.0 million, to the outside directors of the Company.

(iv) In accordance with the Company's stock option plan, some options were exercised in exchange for flow-through shares of the Company. By February 2, 2006 all of the renouncements were made.

As at December 31, 2005 no preference shares were outstanding.

(C) STOCK OPTIONS

The Company has a stock option plan under which it may grant options to directors, officers and employees for the purchase of up to 10 percent of the issued and outstanding common shares of the Company. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors. The majority of options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. Options expiring are usually replaced with another grant that vests in two years and expire in three years. At the Company's discretion the options can be exercised for cash. The following table summarizes the status of the Company's stock option plan as at December 31, 2005 and December 31, 2004 and changes during the period ended on those dates:

	December 31, 2005		December 31, 2004	
	Options	Weighted-Average Exercise Price ($)	Options	Weighted-Average Exercise Price ($)
Outstanding at beginning of period	532,387	$ 3.49	418,848	$ 3.39
Granted	777,944	$ 4.95	125,500	$ 3.79
Exercised	(135,629)	$ 3.39	–	–
Cancelled	(54,370)	$ 3.58	(11,961)	$ 3.39
Outstanding at end of period	1,120,332	$ 4.51	532,387	$ 3.49

Options outstanding and exercisable under the stock option plan are summarized below as at December 31, 2005:

	Outstanding Options			Exercisable Options	
	Number of Options	Weighted-Average Exercise Price	Weighted-Average Years to Expiry	Number of Options	Weighted Average Exercise Price ($)
$ 3.39 - $ 3.90	342,388	$ 3.51	1.62	30,834	$ 3.83
$ 4.00 - $ 5.09	777,944	$ 4.95	2.64	–	–
	1,120,332	$ 4.51	2.33	30,834	$ 3.83

(D) PER SHARE AMOUNTS

The weighted average number of common shares outstanding during the year ended December 31, 2005 of 15,436,835 (nine months ended December 31, 2004 – 9,054,879) was used to calculate earnings per share amounts. To calculate diluted common shares outstanding, the treasury method was used. Under this method, in-the-money options are assumed exercised and the proceeds used to repurchase shares at the year end date of December 31, 2005. As at December 31, 2005, an additional 64,127 (December 31, 2004 – 56,941) common shares were used to calculate diluted earnings per share.

8. Stock-Based Compensation

Options granted to both employees and non-employees after March 31, 2003 are accounted for using the fair value method. The fair value of common share options granted in for the year ended December 31, 2005 was estimated to be $1,657,503 (nine months ended December 31, 2004 – $120,000) as at the grant date using a Black-Scholes option pricing model and the following assumptions:

Risk-free interest rate	4.00 - 4.75%
Expected life	3 year average
Expected volatility	30 - 60%
Expected dividend yield	0%

The estimated fair value of the options is amortized to expense and credited to contributed surplus over the option vesting period on a straight-line basis. The change in the contributed surplus account is reconciled in the table below:

	December 31, 2005	December 31, 2004
Balance, beginning of period	$ 201,577	$ 46,296
Stock-based compensation expense	484,535	155,281
Net benefit on options exercised[1]	(232,734)	–
Balance, end of period	$ 453,378	$ 201,577

[1] *The benefit of options exercised is recorded as a reduction of contributed surplus and an increase to share capital.*

9. Income Taxes

The provision for income taxes in the consolidated statements of income and retained earnings varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 37.62 percent (December 31, 2004: 38.62 percent). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	December 31, 2005	December 31, 2004
Net income before income taxes	$ 2,778,421	$ 350,180
Statutory income tax rate	37.62%	38.62%
Expected income taxes	$ 1,045,242	$ 135,232
Add (deduct):		
Stock-based compensation	182,282	59,970
Non-deductible crown charges	1,037,535	52,830
Other	19,072	–
Resource allowance	(888,401)	(30,425)
Acquisition	12,133,484	
Change in valuation allowance	(12,333,483)	(217,607)
Provision for income taxes	$ 1,195,730	$ –
Large Corporations Tax	73,016	(62,584)
Provision for (recovery of) income taxes	$ 1,268,746	$ (62,584)

Future income tax assets or liabilities recognized on the consolidated balance sheets are comprised of temporary differences. The after tax effect of these temporary differences are summarized as follows:

	December 31, 2005	December 31, 2004
Loss carryforwards	$ 9,096,518	$ 11,451,008
Property, plant and equipment	(11,542,348)	1,579,570
Non-coterminous year ends	(3,049,834)	(559,177)
Share issuance costs	360,213	471,720
Asset retirement obligation	719,168	178,191
Calculated future income tax asset	(4,416,283)	13,121,312
Valuation allowance	(787,829)	(13,121,312)
Future income taxes (liability)	$ (5,204,112)	$ –

At December 31, 2005, Rock and its subsidiary have tax pools aggregating $65.5 million (December 31, 2004 – $47.0 million) available for deduction against future taxable income of which $19.4 million (December 31, 2004 – $27.9 million) are non-capital losses. The non-capital losses expire as follows:

2006	$ —
2007	3,048,571
2008	8,705,086
2009	3,790,505
2010	341,636
2011	1,285,777
2012	2,255,432
	$ 19,427,007

10. Financial Instruments

Rock's financial instruments included in the consolidated balance sheets are comprised of cash and cash equivalents, accounts receivable, refundable deposits, bank debt, accounts payable and accrued liabilities and income taxes payable. The fair values of these financial instruments approximate their carrying amount due to the short-term nature of the instruments. A substantial portion of Rock's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Interest rates directly impact interest costs as the Company's current debt facility is based on floating rates. Crude oil sales are referenced to the U.S. dollar, thus the Canadian price realized is directly impacted by Canadian and U.S. dollar exchange rates.

11. Commitments

Obligations with a fixed term are as follows:

	2006	2007	2008	2009	2010
Lease of office premises	$ 375,830	$ 676,041	$894,788	$ 828,122	$ 828,122

Notes to Consolidated Financial Statements

Corporate Information

BOARD OF DIRECTORS

Stuart G. Clark
Chairman of the Board
Independent Businessman
Calgary, Alberta

Allen J. Bey
President and Chief Executive Officer
Rock Energy Inc.
Calgary, Alberta

Matthew J. Brister
President and Chief Executive Officer
Storm Ventures International Inc.
Calgary, Alberta

Peter V. Malowany
President
Morgas Ltd.
Calgary, Alberta

James K. Wilson
Vice President, Finance and
Chief Financial Officer
Grizzly Resources Ltd.
Calgary, Alberta

OFFICERS

Allen J. Bey
President and Chief Executive Officer

A.C. (Sandy) Brown
Vice President, Exploration

Sean E. Moore
Vice President, Production

Peter D. Scott
Vice President, Finance and Chief Financial Officer

Grant A. Zawalsky
Corporate Secretary

EXECUTIVE OFFICE

1800 Western Canadian Place
700 - 9th Avenue S.W.
Calgary, Alberta T2P 3V4
Telephone: (403) 218-4380
Fax: (403) 234-0598
E-mail: info@rockenergy.ca

AUDITORS

KPMG LLP

BANK

Royal Bank of Canada

ENGINEERING CONSULTANT

GLJ Petroleum Consultants Ltd.

SOLICITORS

Burnet, Duckworth & Palmer LLP

STOCK EXCHANGE LISTING

TSX
Stock Symbol: RE

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
Suite 600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Telephone: (403) 267-6800

WEBSITE

www.rockenergy.ca

Rock Energy Inc.
1800 Western Canadian Place
700 - 9th Avenue SW
Calgary, Alberta T2P 3V4
www.rockenergy.ca
TSX: RE

File No. 82-34785

ROCK ENERGY INC.

Press Release- Rock Energy 2005 Year End Results

March 17, 2006 Calgary, ALBERTA: Rock Energy Inc. (TSX:RE) ("Rock" or the "Company") is pleased to report its financial and operating results for the three month and twelve month periods ending December 31, 2005. Rock intends to file on Monday March 20, 2006 its Annual Information Form which includes Rock's reserves data and other oil and gas information for the year ended December 31, 2005 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. Once filed, copies of Rock's Annual Information Form may be obtained on www.sedar.com or by contacting Rock. Rock is a Calgary, Alberta, Canada based crude oil and natural gas exploration, development and production company.

During 2005 Rock accomplished the following:

- Concluded the acquisition of Elm/Qwest/Optimum for $60.85 million adding 1,500 boepd of production (including the Wild River interest reversion) and 3.15 million boe of Proven plus Probable ("P+P") reserves, generating an acquisition cost of $19.30/boe (P+P, before future capital costs).
- Drilled 33 (22.4 net) wells resulting in 18 (15.1 net) oil wells, 9 (2.1 net) gas wells and 6 (5.2 net) abandoned wells for an overall success rate of 82 %.
- On a drill bit basis (excluding acquisitions and revisions, and including change in future capital), Rock added 2.2 million boe of P+P reserves at a cost of $12.18/boe during 2005.
- All in (acquisitions and drilling, including revisions and future capital) during 2005 Rock added 5.3 million boe of P+P reserves at an average cost of $17.30/boe to generate a recycle ratio of 1.9 against cash flow from operations of $31.98/boe (field netback) and replaced production by 1,192%.
- Grew daily production year over year by 955 % to 2,120 boepd in fourth quarter of 2005, from 201 boepd in fourth quarter of 2004. On a per share basis production grew by 394% to 108.2 boepd per million shares from 21.9 boepd per million shares.
- Generated cash flow for the year of $11.4 million ($0.74/share) compared to $1.2 million ($0.14/share) in 2004 (growth of 839% and 429% on a per share basis). During the forth quarter cash flow grew by 1,389% from the year before to $6.0 million ($0.31/share).
- Generated net income during the year of $1.5 million ($0.10/share) versus $0.6 million ($0.06/share) the year before.
- Generated a drilling inventory for 2006 and 2007 of over 65 locations seismically defined on lands currently owned.

- Increased spending on operations by 274% to $23.2 million (excluding acquisitions) compared to $6.2 million the year before.
- Increased net undeveloped land position by 233% to 36,898 acres from 11,095 acres.
- Increased staff to 15 full time professional and support personnel.
- Identified core areas of growth, and correspondingly the assets that can be available for swap and sale. Retained Scotia Waterous to facilitate the rationalization process and speed the consolidation of our asset base.

FINANCIAL	Twelve months ended December 31, 2005	Twelve months ended December 31, 2004 (2)	Three months ended December 31, 2005	Three months ended December 31, 2004
Oil and gas revenue	$22,873,454	$2,845,270	$11,759,818	$863,290
Cash flow from operations (1)	$11,433,260	$1,218,014	$6,020,417	$404,397
Per share – basic	$0.74	$0.14	$0.31	$0.04
– diluted	$0.74	$0.14	$0.31	$0.04
Net income	$1,509,675	$571,020	$747,257	$182,577
Per share – basic	$0.10	$0.06	$0.04	$0.02
– diluted	$0.10	$0.06	$0.04	$0.02
Capital expenditures, net	$84,237,405	$6,252,317	$7,768,370	$3,852,222
	As at December 31, 2005	As at December 31, 2004		
Working capital	$(24,442,250)	$12,042,986		
Common shares outstanding	19,637,321	9,259,453		
Options outstanding	1,120,332	532,387		

OPERATIONS	Twelve months ended December 31, 2005	Twelve months ended December 31, 2004(2)	Three months ended December 31, 2005	Three months ended December 31, 2004
Average daily production				
Light crude oil (bbls/d)	133	77	207	71
Heavy crude oil (bbls/d)	187	N.A.	480	N.A.
NGLs (bbls/d)	56	17	75	19
Natural gas (mcf/d)	4,476	520	8,147	665
Barrels of oil equivalent (boe/d)	1,122	181	2,120	201
Average product prices				
Light crude oil (CDN$/bbl)	$64.95	$46.42	$63.63	$55.90
Heavy crude oil (CDN$/bbl)	$27.44	N.A.	$24.81	N.A.
NGLs (CDN$/bbl)	$56.19	$41.36	$58.80	$45.09
Natural gas (CDN$/mcf)	$10.22	$6.72	$12.06	$6.77
BOEs (CDN$/boe)	$55.85	$43.02	$60.29	$46.68
Field netback (CDN$/boe)	$31.98	$25.16	$34.79	$34.27

Note (1) Cash flow from operations and cash flow from operations per share are non GAAP terms that represent cash generated from operating activities before changes in non-cash working capital. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable with the calculation of similar measures for other companies. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share.

Note (2) Rock changed its year end at December 31, 2004 from March 31. In order to make comparisons of periods compatible information presented for the twelve month period ended December 31, 2004 has been compiled by combining the nine month period ended December 31, 2004 with the three month period ended March 31, 2004.

It has been a remarkable year for Rock as we completed the complicated closings and assimilation of the ELM/Optimum/Qwest acquisition, and participated in the drilling of 33 wells.

We delivered growth on all fronts. Absolute production grew by 955 percent, from 201 boe per day in fourth quarter of 2004 to 2,120 boe per day in fourth quarter of 2005, and we are currently producing about 2,500 boepd. On a per share basis production grew 394 percent, from 21.9 boe per day per million shares to 108.2 boe per day per million shares during the same period. On an annual basis cash flow per share increased by 429 percent from $0 .14 to $0.74, and net income per share grew by 67 percent, from $0.06/share to $0.10/share. Solid results.

In addition to delivering solid measurable results, Rock has also delivered on the strategic initiatives identified for 2005. We closed the acquisition, completed the assimilation of the assets and identified the core areas of future growth. During the year we were able to increase our total staff complement to 15, consisting of 3 geologists, 3 engineers, 1 geophysicist, 1 Landman, and 7 support and executive staff. With this team in place we are now capable of moving this asset base to the next level.

Exploitation activity has commenced on the acquired assets and we have already generated growth (production and reserves) at Wild River, Musreau, and Niton to name a few. Our exploration team has increased our prospect inventory to exceed 65 potential locations, all seismically identified on lands we currently own and our undeveloped land position exceeds 36,800 net acres.

Current Activity

So far this year Rock has participated in drilling three (3.0 net) oil wells in the Plains region, two (0.72 net) oil wells in Niton, and one (0.1 net) gas well at Rosevear. All have been successful and are currently being put on production, adding approximately 200 boepd net to the Company during the second quarter. The Company currently has a drilling rig working in the Plains region and expects to get another 4 wells drilled before breakup. In the Musreau area Rock has been successful at recent land sales and is working with our partners to conclude the completions and tie-ins of the wells we drilled in December, firm up our drilling program for 2006, and resolve the pipeline and facility restrictions. Rock has been busy in the first quarter of 2006 getting drilling licenses and surface leases so that we can aggressively pursue our drilling program in the second half of the year when the drilling rigs are more available. We expect to drill 25-30 wells in the second half of the year.

Outlook for 2006

As we move into 2006 there are two primary initiatives that we are focused on:

1. Rationalize our Asset Base

We have identified the assets and areas that hold further exploitation opportunity and fit into our overall strategic direction. Conversely we have also identified the properties that do not fit or are mature, and have made them available for swap and divestiture; however we are not planning to be a net seller of any more than 200-300 boepd. Given the low amount of net potential sales, and the inventory of opportunity we have, Rock is able to maintain the guidance exit rate of 3,200-3,400 boepd. Early in 2006 we began a formal process of swapping the non-core properties for assets in our areas of growth by retaining Scotia Waterous. This exercise will allow us to speed the consolidation of our working interests and simplify our operations in our West Central core area. Rock plans to have this project completed by the end of the summer.

2. Grass Roots Exploration

In 2006 we expect to spend $30 million drilling 35 to 40 wells. This program is expected to increase production to average 2,800 to 3,000 boe per day (during 2005 we averaged 1,120 boepd) with an exit rate of 3,200 to 3,400 boe per day. This represents year over year growth of 159 percent in 2006. Our spending during the year will essentially be evenly split between our Plains and West Central Alberta core areas, however, the efforts of our exploration team will be primarily focused on West Central Alberta where we will be building on our existing land base in conjunction with our rationalization and acquisition efforts. We plan to increase our prospect inventory and ultimately our production levels of light oil and natural gas in the West Central region. The Plains region is characterized by heavy oil and shallow gas plays where our strategy is to build production to 1,000 to 1,200 boe per day by year end and then maintain that production level. We have ample drilling opportunities to execute that strategy for 2006 and 2007.

Since Rock issued guidance for 2006 (November 10, 2005) natural gas prices have experienced a significant decline. This decline in prices can essentially be attributed to warmer than normal temperatures experienced in North America during this winter heating season, resulting in higher than normal storage levels. In light of this price reduction Rock has chosen to revise our guidance for the year to reflect an average gas price of $8.00CDN/mcf (in Alberta). This lower gas price reduces our annual cash flow forecast by $6 million to $22 million ($1.13/share). We believe that this gas price reduction is a seasonal event, and expect prices will return to previous forecast levels of $10.00/mcf. At this time the Board of Directors have decided to maintain the $30 million capital budget previously announced in order to continue the growth plan. However the capital budget will be reviewed again at each quarterly board meeting in light of the economic environment and corporate capabilities at that time. The additional capital required due to the reduction in cash flow is expected to be financed through a combination of increased bank facilities (currently being reviewed), and potential proceeds from the rationalization program.

In conclusion, during 2005 Rock has been able to solidify the foundation of our Company; a foundation of talent, production, cash flow, and opportunity. We have laid out a clear plan to move forward; to rationalize our asset base, and to ramp up our exploration program. As we move forward with our base plan, we will continue to aggressively pursue acquisitions that complement our strategy in our core areas of growth. Entering 2006 we are standing on a rock solid foundation, and are poised to continue building value for our shareholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rock Energy Inc. ("Rock" or the "Company") is a public energy company engaged in the exploration for and development and production of crude oil and natural gas, primarily in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions.

Rock evaluates its performance based on net income, operating netback, cash flow from operations and finding and development costs. Cash flow from operations is used by the Company to analyze operations, performance, leverage and liquidity. Operating netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

Rock faces competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing. The Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands and control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated March 16, 2006 and is management's assessment of Rock Energy Inc.'s historical, financial and operating results, together with future prospects, and should be read in conjunction with the audited consolidated financial statements of Rock Energy Inc. for the twelve months ended December 31, 2005.

BASIS OF PRESENTATION

Rock changed its year end at December 31, 2004 from March 31. In order to make comparisons of periods compatible information presented for the twelve month period ended December 31, 2004 has been compiled by combining the nine month period ended December 31, 2004 with the three month period ended March 31, 2004. The audited consolidated financial statements will present only the information for the nine month period ended December 31, 2004 and the twelve month period ended December 31, 2005.

Financial measures referred to in this discussion, such as cash flow from operations and cash flow from operations per share, are not prescribed by generally accepted accounting principles ("GAAP"). Cash flow from operations is a key measure that demonstrates the ability to generate cash to fund expenditures. Cash flow from operations is calculated by taking the cash provided by operations from the consolidated statement of cash flows and adding back changes in non-cash working capital. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income or other measures of financial performance calculated in accordance with GAAP.

All barrels of oil equivalent ("boe") conversions in this report are derived by converting gas to oil in the ratio of six thousand cubic feet ("mcf") of gas to one barrel ("bbl") of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bb is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain statements and information contained in this document, including but not limited to management's assessment of Rock's future plans and operations, production, reserves, revenue, commodity prices, operating and administrative expenditures, wells drilled, acquisitions and dispositions, cash flow from operations, capital expenditure programs and debt levels, contain forward-looking statements. All statements other than statements of historical fact may be forward looking statements. These statements, by their nature, are subject to numerous risks and uncertainties, some of which are beyond Rock's control including the effect of general economic conditions, industry conditions, regulatory and taxation regimes, volatility of commodity prices, currency fluctuations, the availability of services, imprecision of reserve estimates, geological, technical, drilling and processing problems, environmental risks, weather, the lack of availability of qualified personnel or management, stock market volatility, the ability to access sufficient capital from internal and external sources and competition from other industry participants for, among other things, capital, services, acquisitions of reserves, undeveloped lands and skilled personnel that may cause actual results or events to differ materially from those anticipated in the such forward looking statements. Such forward-looking statements although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made and should not unduly be relied on. These statements speak only as of the date of this document. Rock does not intend and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

All financial amounts are in Canadian dollars unless otherwise noted.

Guidance and Outlook

The Company issued guidance on November 10, 2005 for projected 2005 and 2006 results. The table below provides the guidance for 2005 along with actual results.

2005 Guidance

	2005 GUIDANCE	ACTUALS	CHANGE
2005 Production (boe/d)			
Annual	1,100 – 1,200	1,122	(2%)
Exit	2,600 – 2,800	2,400	(11%)
2005 Cash Flow			
Annual (per share)	$10.7 million ($0.68/sh)	$11.4 million ($0.74/sh)	7%
4th Quarter (per share)	$5.3 million ($0.31/sh)	$6.0 million ($0.31/sh)	13%
2005 Capital Budget			
Expenditures	$22 million	$23.6 million	7%
Wells drilled	37 (26.4 net)	33 (22.4 net)	(11%)
Total Debt	$24 million	$24.4 million	2%
Pricing (4th Quarter)			
Oil – WTI	US$58.00/bbl	US$60.02/bbl	3%
Gas – AECO	$10.00/mcf	$11.43/mcf	14%
Cdn/US dollar	0.86	0.85	(1%)

Production averages for the year fell within the guidance range even though the Wild River property was on a reduced rate for the month of November due to maintenance issues at the plant where the gas is processed. The exit rate fell short of the guidance range primarily due to 4 (4.0 net) oil wells not being drilled in the fourth quarter due to licensing issues and two gas wells not being tied in due to pipeline and facilities constraints. Subsequent to year end three of the four oil wells were drilled and the balance are expected to be drilled this year. In January 2006 production increased to over 2,500 boe/day as the two gas wells were tied in. Cash flow from operations was above guidance as higher pricing more than offset higher operating costs. Capital expenditures were higher than forecast primarily due to additional land and seismic purchases and higher than expected costs on certain wells despite drilling four less wells than projected.

Guidance for the 2006 year has been updated to reflect lower gas prices currently being experienced by the industry. The table below updates the Company's previous guidance issued November 10, 2005.

	2006 PREVIOUS GUIDANCE	2006 REVISED GUIDANCE	CHANGE
2006 Production (boe/d)			
Annual	2,800 – 3,000	2,800 – 3,000	0%
Exit	3,200 – 3,400	3,200 – 3,400	0%
2006 Cash Flow			
Annual	$26.5 – $28.5 million	$20.5 - $22.5 million	(22%)
Annual – per share	$1.35 – $1.45	$1.04 - $1.14	(22%)
2006 Capital Budget			
Expenditures	$30 million	$30 million	0%
Wells drilled	35 - 40	35 – 40	0%
Total Debt	$25.5 - $27.5 million	$31.5 - $33.5 million	23%
Pricing (Annual)			
Oil – WTI	US$58.00/bbl	US$58.00/bbl	0%
Gas – AECO	$10.00/mcf	$8.00/mcf	(20%)
Cdn/US dollar	0.86	0.86	0%

At this time the Company anticipates maintaining the same production and capital expenditures levels despite lower cash flow from operations. Capital in excess of cash flow from operations is currently shown as being funded through increased debt however Rock anticipates funding this difference through a combination of minor property dispositions announced as part of the rationalization program to be completed in the first half of this year and an expanded debt facility which is currently being reviewed. The Company will continue to monitor its cash flow from operations, capital program and debt levels and make adjustments accordingly to ensure the projected debt to cash flow ratio does not exceed 1.5 to one.

Production by Product

	12 MONTHS ENDED 12/31/05	12 MONTHS ENDED 12/31/04	CHANGE	3 MONTHS ENDED 12/31/05	3 MONTHS ENDED 12/31/04	QUARTERLY CHANGE
Gas (mcf/d)	**4,476**	520	761%	8,147	665	1,125%
Oil (bbl/d)	**133**	77	73%	207	71	192%
Heavy Oil (bbl/d)	**187**	0	N.A.	480	0	N.A.
NGL (bbl/d)	**56**	17	229%	75	19	295%
boe/d (6:1)	**1,122**	181	520%	2,120	201	955%

Production by Area

	12 MONTHS ENDED 12/31/05	12 MONTHS ENDED 12/31/04	CHANGE	3 MONTHS ENDED 12/31/05	3 MONTHS ENDED 12/31/04	QUARTERLY CHANGE
West Central Alberta (boe/d)	**598**	N.A.	N.A.	1,189	N.A.	N.A.
Plains (boe/d)	**242**	N.A.	N.A.	510	N.A.	N.A.
Other (boe/d)	**282**	181	56%	421	201	109%
boe/d (6:1)	**1,122**	181	520%	2,120	201	955%

Production increases for 2005 have come from three different sources. First are the ELM/Optimum/Qwest acquisitions that were completed in stages and closed in April and June 2005. At the time of the last closing approximately 1,000 boe/d was added from the acquisitions, 90% of which was gas production with the balance being light oil and liquids. Second is a working interest reversion in the fourth quarter of 2005 at our acquired Wild River property (which increased the Company's working interest to 30% from 7.5% following payout of certain expenditures) adding approximately 500 boe/d of production. Lastly the Company's operated grass roots drilling program contributed the heavy oil additions in the Plains area and additional production from drilling on the acquired properties. Early in January 2006 Rock's production exceeded 2,500 boe/d as additional gas production was brought on stream.

Product Prices

REALIZED PRODUCT PRICES	12 MONTHS ENDED 12/31/05	12 MONTHS ENDED 12/31/04	CHANGE	3 MONTHS ENDED 12/31/05	3 MONTHS ENDED 12/31/04	QUARTERLY CHANGE
Gas ($/mcf)	**10.22**	6.72	52%	12.06	6.77	78%
Oil ($/bbl)	**64.95**	46.42	40%	63.63	55.90	14%
Heavy Oil ($/bbl)	**27.44**	N.A.	N.A.	24.81	N.A.	N.A.
NGL ($/bbl)	**56.19**	41.36	36%	58.80	45.09	30%
$/boe (6:1)	**55.85**	43.02	30%	60.29	46.68	29%

AVERAGE REFERENCE PRICES	12MONTHS ENDED 12/31/05	12 MONTHS ENDED 12/31/04	CHANGE	3 MONTHS ENDED 12/31/05	3 MONTHS ENDED 12/31/04	QUARTERLY CHANGE
Gas – Henry Hub Daily Spot (US$/mcf)	**8.89**	5.90	51%	12.27	6.35	93%
Gas – AECO C Daily Spot ($/mcf)	**8.77**	6.55	34%	11.43	6.57	74%
Oil – WTI Cushing (US$/bbl)	**56.56**	41.40	37%	60.02	48.28	24%
Oil – Edmonton Light ($/bbl)	**68.72**	52.54	31%	71.17	57.71	23%
Heavy Oil – Lloydminster blend ($/bbl)	**42.99**	36.17	19%	41.81	34.89	20%
US$/Cdn$ exchange rate	**0.826**	0.770	7%	0.852	0.819	4%

The Company's gas price premium for the year ended 2005 of 17% versus the AECO C reference price is higher than the expected (and fourth quarter) price premium of 5% primarily due to gas production increases being weighted to the last half of the year when gas prices were higher compared to the first half of the year. As a result, the production weighted average price for the Company is higher than the simple average of the reference prices. Similarly the heavy oil price differentials were relatively larger than normally expected due to the higher production levels in the fourth quarter of 2005 when the heavy oil differential was much wider compared to the summer season.

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income for 2005 is primarily royalty and sulphur revenue. In prior year periods other income was primarily interest income earned on cash balances.

Oil & Gas Revenue

	12 MONTHS ENDED 12/31/05	12 MONTHS ENDED 12/31/04	CHANGE	3 MONTHS ENDED 12/31/05	3 MONTHS ENDED 12/31/04	QUARTERLY CHANGE
Gas	**$ 16,696,288**	$ 1,280,279	1,204%	$ 9,042,879	$ 416,123	2,073%
Oil	**$ 3,151,700**	$ 1,307,680	141%	$ 1,214,337	$ 366,865	231%
Heavy Oil	**$ 1,870,764**	$ 0	N.A.	$ 1,094,719	$ 0	N.A.
NGL	**$ 1,154,702**	$ 257,311	349%	$ 407,883	$ 80,302	408%
	$ 22,873,454	$ 2,845,270	704%	$ 11,759,818	$ 863,290	1,262%
Other revenue	**$ 316,933**	$352,475	(10%)	$ 100,265	$ 66,299	51%

Oil and gas revenue increased for both the twelve months ended and the three months ended December 31, 2005 over the prior year periods in 2004 due to higher production and higher product prices, particularly natural gas in the fourth quarter of 2005.

Royalties

	12 MONTHS ENDED 12/31/05	12 MONTHS ENDED 12/31/04	CHANGE	3 MONTHS ENDED 12/31/05	3 MONTHS ENDED 12/31/04	QUARTERLY CHANGE
Royalties	**$ 5,027,245**	$ 653,969	669%	$ 2,666,269	$ 69,118	3,758%
As a percentage of oil and gas revenue	**22.0%**	23.0%	(4%)	22.7%	8.0%	183%
Per boe (6:1)	**$ 12.28**	$ 9.89	24%	$ 13.67	$ 3.73	266%

Royalties increased for both the year ended and the three months ended December 31, 2005 over the prior year periods in 2004 due to higher revenues and prices which has increased the per boe rates. As a percentage of revenue royalties for the year ended 2005 have decreased versus 2004 primarily due to heavy oil production which generally incurs a lower rate. Royalties for the final quarter of 2004 were lower on a per boe and percentage of revenue basis due to a one time favourable crown royalty adjustment relating to 2003 and 2004 production.

Operating Expenses

	12 MONTHS ENDED 12/31/05	12 MONTHS ENDED 12/31/04	CHANGE	3 MONTHS ENDED 12/31/05	3 MONTHS ENDED 12/31/04	QUARTERLY CHANGE
Operating expense	**$ 4,470,467**	$ 510,629	776%	$ 2,148,705	$ 140,704	1,427%
Transportation costs	**274,615**	16,550	1,559%	158,062	16,550	855%
	$ 4,745,082	$ 527,179	800%	$ 2,306,767	$ 157,254	1,367%
Per boe (6:1)	**$ 11.59**	$ 7.96	46%	$ 11.83	$ 8.48	39%

Operating expenses for both the twelve months ended and three months ended December 31, 2005 have increased over prior year periods due to higher production levels and higher unit costs. The per boe operating expenses have increased in the 2005 periods versus the 2004 periods primarily due to higher costs associated with heavy oil operations and higher costs associated with properties acquired in the second quarter of the year. Heavy oil unit costs tend to be higher in the first several months of producing operations (the "clean up period") due to high initial sand production, additional fuel costs incurred until the operation is capable of running on casing head gas and injected load oil being used during the clean up period which reduces the sales volume from the operations. Production from the majority of the acquired properties is processed through third party facilities and the costs of these arrangements tend to be higher than the cost of processing production through owned facilities. Transportation costs increased over prior year periods as a result of the properties acquired in the second quarter of 2005. Operating expenses per boe decreased about 10% from the third quarter to the fourth quarter of 2005 and going forward they are expected to trend down to approximately $10 per boe as the existing heavy oil wells finish their clean up period and startup heavy oil operations represent less of the Company's overall production.

General and Administrative (G&A) Expense

	12 MONTHS ENDED 12/31/05	12 MONTHS ENDED 12/31/04	CHANGE	3 MONTHS ENDED 12/31/05	3 MONTHS ENDED 12/31/04	QUARTERLY CHANGE
Gross	**$ 2,275,327**	$ 1,503,692	51%	$ 813,834	$ 519,287	57%
Per boe (6:1)	**$ 5.55**	$ 22.70	(76%)	$ 4.17	$ 28.02	(85%)
Capitalized	**$ 864,688**	$ 544,500	59%	$ 287,555	$ 158,114	82%

Per boe (6:1)	**$ 2.11**	$ 8.22	(74%)	$ 1.47	$ 8.53	(83%)
Net	**$ 1,410,639**	$ 959,192	47%	$ 526,279	$ 361,173	46%
Per boe (6:1)	$ 3.44	$ 14.48	(76%)	$ 2.70	$ 19.49	(86%)

G&A expense has increased on an absolute basis in 2005 over 2004 as the Company's operations continue to grow and new staff was added. G&A expense on a per boe basis has dropped over prior year periods as production has increased. Rock continues to capitalize certain G&A expenses based on personnel involved in the exploration and development initiatives, including certain salaries and related overhead costs. G&A expenses are expected to rise in 2006 on an absolute basis as the staff compliment is higher for the entire year and the Company moves into larger office space, but fall on a per boe basis as overall production increases.

Interest Expense

	12 MONTHS ENDED 12/31/05	12 MONTHS ENDED 12/31/04	CHANGE	3 MONTHS ENDED 12/31/05	3 MONTHS ENDED 12/31/04	QUARTERLY CHANGE
Interest expense (recovery)	**$ 457,462**	($ 98,025)	N.A.	$ 260,935	$ 231	112,859%
Per boe (6:1)	**$ 1.12**	($ 1.48)	N.A.	$ 1.34	$ 0.01	13,300%

Interest expense in 2005 was incurred as a result of bank borrowings during the year. Interest expense was recovered in 2004 due to a reversal of an accrual made in the prior fiscal period.

Depletion, Depreciation, and Accretion (DD&A)

	12 MONTHS ENDED 12/31/05	12 MONTHS ENDED 12/31/04	CHANGE	3 MONTHS ENDED 12/31/05	3 MONTHS ENDED 12/31/04	QUARTERLY CHANGE
D&D expense	**$ 8,211,007**	$ 426,462	1,825%	$ 3,994,093	$ 157,528	2,438%
Per boe (6:1)	**$ 20.05**	$ 6.45	211%	$ 20.48	$ 8.50	141%
Accretion expense	**$ 75,996**	$ 18,955	301%	$ 30,723	$ 6,013	411%
Per boe (6:1)	**$ 0.19**	$ 0.29	(34%)	$ 0.16	$ 0.32	(51%)

Depletion and depreciation expense has increased over prior year periods primarily due to the higher production and higher cost base of the properties acquired in the second quarter of 2005.

The Company's asset retirement obligation ("ARO") represents the present value of estimated future costs to be incurred to abandon and reclaim the Company's wells and facilities. The discount rate used is 8%.
Accretion represents the change in the time value of ARO. The underlying ARO may be increased over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can also be reduced as a result of abandonment work undertaken and reducing future obligations. During the year ended December 31, 2005 capital programs increased the underlying ARO by $1,582,632 (December 31, 2004: $203,260) and actual expenditures on abandonment were $43,863 (December 31, 2004: nil).

Income Tax

The Company began to pay capital taxes in 2005 as its capital base increased significantly following the acquisitions completed in the second quarter of 2005. Rock does not have current income tax payable and does not expect to pay current income taxes in 2006 as the Company has, on a consolidated basis, estimated resource pools and loss carryforwards available at December 31, 2005 (after the allocation of deferred partnership income) of approximately $63.8 million as set out below.

CEE	$	7.9 million
CDE	$	7.5 million
COGPE	$	17.5 million
UCC	$	11.5 million
Loss carryforwards	$	19.4 million
Total	$	63.8 million

Cash Flow from Operations and Net Income

	12 MONTHS ENDED 12/31/05	12 MONTHS ENDED 12/31/04	CHANGE	3 MONTHS ENDED 12/31/05	3 MONTHS ENDED 12/31/04	QUARTERLY CHANGE
Cash flow from operations	**$ 11,433,260**	$ 1,218,014	839%	$ 6,020,417	$ 404,397	1,389%
Per boe (6:1)	**$ 27.92**	$ 18.39	52%	$ 30.86	$ 21.82	41%
Per share:						
Basic	**$ 0.74**	$ 0.14	429%	$ 0.31	$ 0.04	675%
Diluted	**$ 0.74**	$ 0.14	429%	$ 0.31	$ 0.04	675%
Net income	**$ 1,509,675**	$ 571,020	345%	$ 747,257	$ 182,577	309%
Per boe (6:1)	**$ 3.69**	$ 8.62	(57%)	$ 3.83	$ 9.85	(61%)
Per share:						
Basic	**$ 0.10**	$ 0.06	83%	$ 0.04	$ 0.02	100%
Diluted	**$ 0.10**	$ 0.06	67%	$ 0.04	$ 0.02	100%
Weighted average shares outstanding:						
Basic	**15,436,835**	8,867,297	74%	19,596,420	9,180,697	113%
Diluted	**15,500,963**	8,990,885	72%	19,682,166	9,243,296	113%

The number of shares has increased in 2005 over 2004 levels primarily as a result of the issuance of 10.3 million shares issued in conjunction with the acquisitions completed in the second quarter of 2005.

Cash flow from operations for the 2005 periods increased significantly over 2004 levels primarily due to higher production and product prices partially offset by higher royalties, operating costs, interest and G&A expenses. Net income for the 2005 periods also improved over the 2004 periods however increased DD&A and deferred income taxes lowered net income per boe in 2005 compared to 2004.

Capital Expenditures

	12 MONTHS ENDED 12/31/05	12 MONTHS ENDED 12/31/04	CHANGE	3 MONTHS ENDED 12/31/05	3 MONTHS ENDED 12/31/04	QUARTERLY CHANGE
Land	**$ 3,737,172**	$ 2,198,652	70%	$ 1,663,895	$ 1,102,522	51%
Seismic	**1,760,538**	789,668	123%	878,370	274,500	220%
Drilling & completion	**12,450,597**	2,137,599	482%	4,279,534	1,743,615	145%
Capitalized G&A	**864,688**	544,500	59%	287,555	158,114	82%

Facilities	**4,357,801**	523,721	732%	1,538,650	523,721	194%
Total operations	**$ 23,170,796**	$ 6,194,140	274%	$ 8,648,004	$ 3,802,472	127%
Property acquisitions	**60,593,475**	Nil	N.A.	Nil	Nil	N.A.
Well site facilities inventory	**400,824**	Nil	N.A.	(894,520)	Nil	N.A.
Office equipment	**72,310**	58,177	24%	14,886	49,750	(70%)
Total	**$ 84,237,405**	$ 6,252,317	1,247%	$ 7,768,370	$ 3,852,222	102%

Capital expenditures increased dramatically during 2005 as the Company drilled 33 (22.4 net) wells, purchased 7,844 acres at land sales and completed the ELM/Optimum/Qwest acquisitions. In aggregate, capital expenditures increased over 13 fold in 2005 compared to 2004 lead by acquisitions of $60.6 million. Capital expenditures on operations increased over three fold as expenditures increased in all activities particularly drilling and well site facilities. In 2005 Rock drilled 20 (20 net) operated wells and 13 (2.4 net) non-operated wells for an 80% success rate compared to 9 (9.0 net) operated wells and a 67% success rate in 2004. All the operated wells were drilled in our Plains core area and most of these wells were targeting heavy oil. Rock had no production from this area at the beginning of 2005 and exited with approximately 680 boe/day. In 2005 non-operated wells were drilled on the acquired properties with the most significant drilling occurring in the West Central core area with 5 (0.6 net) gas wells in the Musreau area and 2 (0.9 net) oil wells in the Niton area. Production on the acquired properties has increased from approximately 1,000 boe/d post closing in June 2005 to 1,600 boe/d by year end including the working interest reversion at Wild River. With the acreage acquired during the year plus the undeveloped acreage obtained in the acquisitions, Rock had over 36,000 net undeveloped acres at year end.

Liquidity and Capital Resources

Rock's current approved capital budget for 2006 projects spending of $30 million. In 2006 cash flow from operations is expected to range from approximately $20.5 to $22.5 million. The capital spending in excess of cash flow is intended to be funded through two different sources. First, Rock has announced an asset rationalization program through which minor properties have been identified for sale. The Company expects that up to $10 million may be raised through the disposition of these assets. Second, the Company's bank facility is currently being reviewed and an increase is expected given the increase in the Company's reserves. The Company will continue to monitor capital expenditures, cash flow from operations and debt levels and make adjustments accordingly in order to ensure the projected debt to cash flow ratio does not exceed 1.5 to one.

The Company has a demand operating loan facility with a Canadian chartered bank. The facility is subject to the bank's valuation of the Company's oil and gas assets and the credit currently available is $25 million. The facility bears interest at the bank's prime rate or at prevailing bankers' acceptance rate plus an applicable bank fee. The facility also bears a standby charge for un-drawn amounts. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facility is currently under its annual review. As at March 16, 2006 approximately $24.7 million was drawn under the facility.

Selected Annual Data

The following table provides selected annual information for Rock. For the period prior to 2004, the information represents the operations of Rock Energy Ltd. which was acquired by Rock Energy Inc. in January 2004.

	12 MONTHS ENDED 12/31/05 (UNAUDITED)	12 MONTHS ENDED 12/30/04 (UNAUDITED)	12 MONTHS ENDED 12/30/03 (UNAUDITED)
Production (boe/d)	**1,122**	181	176
Oil and gas revenues ($000)	**$ 22,873**	$ 2,845	$ 2,485
Price realizations ($/boe)	**$ 55.85**	$ 43.02	$ 38.65
Royalties ($/boe)	**$ 12.28**	$ 9.89	$ 9.62
Operating expense ($/boe)	**$ 11.59**	$ 7.97	$ 7.74
Field netback ($/boe)	**$ 31.98**	$ 25.16	$ 21.29

Net G&A expense ($000)	**$ 1,411**	$ 959	$ 658
Stock-based compensation ($000)	**$ 485**	$ 202	$ nil
Cash flow from operations ($000)	**$ 11,433**	$ 1,218	$ 585
Per share – basic	**$ 0.74**	$ 0.14	$ 0.17
Per share – diluted	**$ 0.74**	$ 0.14	$ 0.17
Net income ($000)	**$ 1,510**	$ 571	$ 314
Per share - basic	**$ 0.10**	$ 0.06	$ 0.09
Per share – diluted	**$ 0.10**	$ 0.06	$ 0.09
	AS AT 12/31/05	AS AT 12/31/04	AS AT 12/31/03
Total assets ($000)	**$ 99,604**	$ 25,057	$ 5,831
Total liabilities ($000)	**$ 39,385**	$ 2,693	492

Selected Quarterly Data

The following table provides selected quarterly information for Rock.

	3 MONTHS ENDED 12/31/05 (UNAUDITED)	3 MONTHS ENDED 09/30/05 (UNAUDITED)	3 MONTHS ENDED 06/30/05 (UNAUDITED)	3 MONTHS ENDED 03/31/05 (UNAUDITED)	3 MONTHS ENDED 12/31/04 (UNAUDITED)	3 MONTHS ENDED 09/30/04 (UNAUDITED)	3 MONTHS ENDED 06/30/04 (UNAUDITED)	3 MONTHS ENDED 03/31/04 (UNAUDITED)
Production (boe/d)	**2,120**	1,343	693	309	201	165	171	186
Oil and gas revenues ($000)	**$ 11,760**	$ 7,031	$ 2,924	$ 1,159	$ 863	$ 653	$ 662	$ 667
Price realizations ($/boe)	**$ 60.29**	$ 56.90	$ 46.36	$ 41.65	$ 46.48	$ 42.90	$ 42.54	$39.48
Royalties ($/boe)	**$ 13.67**	$ 11.61	$ 10.39	$ 9.73	$ 3.73	$ 14.70	$ 11.08	$ 11.16
Operating expense ($/boe)	**$ 11.83**	$ 13.19	$ 8.62	$ 9.49	$ 8.48	$ 9.15	$ 7.67	$6.56
Field netback ($/boe)	**$ 34.79**	$ 32.10	$ 27.35	$ 22.43	$ 34.27	$ 19.05	$ 23.79	$ 21.76
Net G&A expense ($000)	**$ 526**	$ 329	$ 282	$ 274	$ 361	$ 227	$ 160	$ 211
Stock-based compensation ($000)	**$ 257**	$ 131	$ 55	$ 42	$ 58	$ 51	$ 46	$ 46
Cash flow from operations ($000)	**$ 6,020**	$ 3,552	$ 1,469	$ 392	$ 404	$ 237	$ 276	$ 301
Per share – basic	**$ 0.31**	$ 0.18	$ 0.11	$ 0.04	$ 0.04	$ 0.03	$ 0.03	$ 0.04
Per share – diluted	**$ 0.31**	$ 0.18	$ 0.11	$ 0.04	$ 0.04	$ 0.03	$ 0.03	$ 0.03
Net income ($000)	**$ 747**	$ 634	$ 77	$ 51	$ 183	$ 85	$ 145	$ 158
Per share - basic	**$ 0.04**	$ 0.03	$ 0.01	$ 0.01	$ 0.02	$ 0.01	$ 0.02	$ 0.02
Per share – diluted	**$ 0.04**	$ 0.03	$ 0.01	$ 0.01	$ 0.02	$ 0.01	$ 0.02	$ 0.02
Capital expenditures ($000)	**$7,768**	$7,920	$66,411	$ 2,138	$ 3,852	$ 1,063	$ 1,019	$ 319
	AS AT 12/31/05	AS AT 09/30/05	AS AT 06/30/05	AS AT 03/31/05	AS AT 12/31/04	AS AT 09/30/04	AS AT 06/30/04	AS AT 03/31/04
Working capital ($000)	**$ (24,442)**	$ (22,643)	$ (18,093)	$ 10,297	$ 12,043	$ 14,497	$ 15,323	$16,065

Production has continued to grow over the past five quarters as the company has been expanding its grass roots exploration and development program and the completed acquisitions. Over the same time period Rock has also generally benefited from improved product prices which have positively impacted revenues while increasing per boe royalty rates. Operating expenses have increased over the same time frame due to higher start up costs on heavy oil operations, higher cost operations that were acquired and cost pressures experienced by the industry. With increased activity levels capital expenditures have grown which has been funded through cash flow from operations and working capital. Equity was used to fund a portion of the acquisitions cost in the second quarter of 2005.

Reserves

Rock's reserves have been independently evaluated by GLJ Petroleum Consultants Ltd. ("GLJ"). This is the second year GLJ has evaluated these reserves. GLJ also previously evaluated the reserves of the properties acquired in the ELM/Optimum/Qwest acquisitions. The reserves as at December 31, 2005 have been evaluated in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). The previous reserve report at December 31, 2004 followed this standard as well. The following tables provide a reconciliation of the reserves between the two reserve reports. NI 51-101 requires reserves to be reconciled on a net basis (after deducting royalties) ("net interest"). In addition, in the tables below we have also reported a reserves reconciliation on a gross basis (before deducting royalties and without including any royalty interest) ("gross interest").

Rock's gross interest reserves at year end 2005 are 4.0 million boe total proved reserves and 5.9 million boe proved plus probable reserves. The growth in gross interest reserves resulted from oil and gas operations (net of revisions) of 1.2 million boe total proved reserves and 2.2 million boe proved plus probable reserves and from the ELM/Optimum/Qwest acquisitions completed in the second quarter of 2005 which contributed 2.4 million boe proved reserves and 3.2 million boe proved plus probable reserves. The acquired reserve volume differs from the pro forma volume as at December 31, 2004 previously announced of 4.1 million boe proved plus probable reserves (2.9 million boe proved reserves) due to:

- a reduction in reserves as a result of production from the previous evaluation date (December 31, 2004) to the closing dates (April 7 and June 17, 2005) the value of which the Company received as a purchase price adjustment,
- a reduction in reserves as a result of production during the delay in the Wild River property interest reversion from the first quarter of 2005 to the fourth quarter of 2005 the value of which the Company benefited from as reduced capital expenditures,
- a reserve volume adjustment for overriding royalties that were included in the "company interest reserves" at December 31, 2004 but which had been eliminated, and therefore had no affect in the present value of reserves at December 31, 2004, and
- negative revisions, partially offset by positive revisions, due to the volumetric nature of the evaluation of the reserves when they were evaluated at December 31, 2004.

Reserves Reconciliation

The following table is a reconciliation of Rock's "Gross Interest" reserves at year-end December 31, 2005 using GLJ's forecast pricing and cost estimates as at December 31, 2005.

RECONCILIATION OF COMPANY GROSS INTEREST RESERVES BY PRINCIPAL PRODUCT TYPE FORECAST PRICES AND COSTS

	OIL		NGL		HEAVY OIL		GAS		EQUIVALENT BOE	
FACTORS	PROVED (MBBL)	PROVED PLUS PROBABLE (MBBL)	PROVED (MBBL)	PROVED PLUS PROBABLE (MBBL)	PROVED (MBBL)	PROVED PLUS PROBABLE (MBBL)	PROVED (MMCF)	PROVED PLUS PROBABLE (MMCF)	PROVED (MBOE)	PROVED PLUS PROBABLE (MBOE)
December 31, 2004	220	247	56	63	176	333	1,838	2,531	758	1,065
Additions (2)	24	33	12	17	965	1,883	1,121	1,606	1,188	2,201
Technical revisions (3)	17	30	(4)	(3)	46	(60)	(146)	(230)	35	(71)
Acquisitions	116	161	68	90	0	0	13,280	17,417	2,397	3,154
Dispositions	0	0	0	0	0	0	0	0	0	0
Production	(46)	(46)	(21)	(21)	(59)	(59)	(1,666)	(1,666)	(403)	(403)
December 31, 2005	331	427	111	146	1,128	2,096	14,427	19,657	3,975	5,945

Note: .

(1) Figures may not add due to rounding.
(2) Additions include discoveries, extensions, infill drilling and improved recovery
(3) Technical revisions include technical revisions and economic factors.

The following table is a reconciliation of Rock' s "Net Interest" reserves at year-end December 31, 2005 using GLJ's forecast pricing and cost estimates as at December 31, 2005.

RECONCILIATION OF COMPANY NET INTEREST RESERVES BY PRINCIPAL PRODUCT TYPE FORECAST PRICES AND COSTS

	OIL		NGL		HEAVY OIL		GAS		EQUIVALENT BOE	
FACTORS	PROVED (MBBL)	PROVED PLUS PROBABLE (MBBL)	PROVED (MBBL)	PROVED PLUS PROBABLE (MBBL)	PROVED (MBBL)	PROVED PLUS PROBABLE (MBBL)	PROVED (MMCF)	PROVED PLUS PROBABLE (MMCF)	PROVED (MBOE)	PROVED PLUS PROBABLE (MBOE)
December 31, 2004	186	209	40	46	151	289	1,427	2,016	615	880
Additions (2)	21	28	8	12	788	1,533	808	1,169	951	1,768
Technical revisions (3)	17	30	(2)	0	39	(58)	(142)	(206)	32	(63)
Acquisitions	104	145	45	60	0	0	9,749	12,823	1,773	2,342
Dispositions	0	0	0	0	0	0	0	0	0	0
Production	(41)	(41)	(14)	(14)	(52)	(52)	(1,194)	(1,194)	(306)	(306)
December 31, 2005	286	371	78	102	926	1,712	10,648	14,608	3,065	4,621

(1) Note: Figures may not add due to rounding.
(2) Additions include discoveries, extensions, infill drilling and improved recovery
(3) Technical revisions include technical revisions and economic factors.

Reserves and Net Present Value (Forecast Prices and Costs)

The following tables summarize Rock's remaining oil and gas reserve volumes along with the value of future net revenue utilizing GLJ's forecast pricing and cost estimates as at December 31, 2005.

RESERVES

RESERVES CATEGORY	OIL GROSS (MBBL)	OIL NET (MBBL)	NGL GROSS (MBBL)	NGL NET (MBBL)	HEAVY OIL GROSS (MBBL)	HEAVY OIL NET (MBBL)	GAS GROSS (MMCF)	GAS NET (MMCF)
Proved								
Proved Producing	304	262	103	73	824	676	11,925	8,781
Proved Non-Producing	27	25	7	5	0	0	1,182	941
Proved Undeveloped	0	0	0	0	305	250	1,320	926
Total Proved	331	286	111	78	1,128	926	14,427	10,648
Probable Additional	96	85	35	25	968	786	5,230	3,960
Total Proved Plus Probable	427	371	146	102	2,096	1,712	19,657	14,608

NET PRESENT VALUE OF FUTURE NET REVENUE

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (% PER YEAR) 0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)	AFTER INCOME TAXES DISCOUNTED AT (% PER YEAR) 0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)
Proved										
Proved Producing	77,452	67,654	60,571	55,182	50,918	72,965	63,796	57,214	52,230	48,300
Proved Non-Producing	4,968	3,960	3,315	2,849	2,490	3,414	2,590	2,091	1,746	1,488
Proved Undeveloped	4,034	3,137	2,459	1,936	1,527	2,566	1,851	1,330	941	646
Total Proved	86,454	74,751	66,344	59,967	54,935	78,945	68,236	60,635	54,918	50,434
Probable Additional	35,495	26,506	20,971	17,224	14,514	24,173	17,657	13,735	11,120	9,249
Total Proved Plus Probable	121,950	101,256	87,315	77,191	69,449	103,118	85,893	74,370	66,038	59,683

Note: Figures may not add due to rounding.

Reserves and Net Present Value (Constant Prices and Costs)

The following tables summarize Rock's remaining oil and gas reserve volumes along with the value of future net revenue utilizing GLJ's pricing based on benchmark reference prices posted at or near December 31, 2005 with adjustments for oil differential and gas heating values applied to arrive at a company average. Capital and operating costs were not inflated.

RESERVES

RESERVES CATEGORY	OIL GROSS (MBBL)	OIL NET (MBBL)	NGL GROSS (MBBL)	NGL NET (MBBL)	HEAVY OIL GROSS (MBBL)	HEAVY OIL NET (MBBL)	GAS GROSS (MMCF)	GAS NET (MMCF)
Proved								
Proved Producing	309	266	105	74	808	668	12,024	8,867
Proved Non-Producing	27	25	7	5	0	0	1,182	941
Proved Undeveloped	0	0	0	0	305	253	1,320	926
Total Proved	336	291	113	79	1,112	921	14,526	10,734
Probable Additional	99	88	36	25	968	797	5,201	3,938
Total Proved Plus Probable	435	379	149	104	2,081	1,718	19,727	14,672

NET PRESENT VALUE OF FUTURE NET REVENUE

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (% PER YEAR) 0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)	AFTER INCOME TAXES DISCOUNTED AT (% PER YEAR) 0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)
Proved										
Proved Producing	91,689	77,154	67,156	59,848	54,252	82,801	70,198	61,531	55,185	50,312
Proved Non-Producing	6,785	5,265	4,312	3,638	3,129	4,643	3,497	2,816	2,347	1,999
Proved Undeveloped	5,785	4,444	3,440	2,676	2,085	3,841	2,794	2,035	1,472	1,046
Total Proved	104,260	86,863	74,909	66,162	59,466	91,284	76,489	66,382	59,004	53,357
Probable Additional	43,280	30,920	23,684	18,962	15,644	29,149	20,472	15,473	12,240	9,980
Total Proved Plus Probable	147,540	117,783	98,593	85,124	75,110	120,433	96,961	81,855	71,244	63,337

Note: Figures may not add due to rounding.

Pricing Assumptions

The following benchmark prices, inflation rates and exchange rates were used by GLJ for the Constant Prices and Costs evaluation and the Forecast Prices and Costs evaluation.

SUMMARY OF PRICING ASSUMPTIONS AS OF DECEMBER 31, 2005
CONSTANT PRICE AND COSTS

EDMONTON PAR OIL PRICE 40 API (CDN$/BBL)	AECO GAS PRICE (CDN$/MCF)	NGL (CDN$/BBL)
$68.27	$9.71	$71.87

SUMMARY OF PRICING AND COST RATE ASSUMPTIONS AS OF DECEMBER 31, 2005 FORECAST PRICES AND COSTS

	OIL						NGL		GAS		
YEAR	WTI @ CUSHING ($US/BBL)	EDMONTON REFERENCE PRICE ($/BBL)	MEDIUM 29 API ($/BBL)	HARDISTY HEAVY 12 API ($/BBL)	EDMONTON PROPANE ($/BBL)	EDMONTON BUTANE ($/BBL)	EDMONTON PENTANE ($/BBL)	SPEC ETHANE ($/BBL)	AECO C ($/MCF)	CDN/US EXCHANGE RATE	COST INFLATION RATE (%/YEAR)
2006	57.00	66.25	55.75	33.25	42.50	49.00	67.00	36.00	10.60	0.85	2
2007	55.00	64.00	55.25	32.75	41.00	47.25	65.25	31.25	9.25	0.85	2
2008	51.00	59.25	51.25	32.50	38.00	43.75	60.50	27.00	8.00	0.85	2
2009	48.00	55.75	48.25	32.00	35.75	41.25	56.75	25.25	7.50	0.85	2
2010	46.50	54.00	46.75	32.00	34.50	40.00	55.00	24.25	7.20	0.85	2
2011	45.00	52.25	45.25	33.50	33.50	38.75	53.25	23.25	6.90	0.85	2
2012	45.00	52.25	45.25	33.50	33.50	38.75	53.25	23.25	6.90	0.85	2
2013	46.00	53.25	46.00	34.00	34.00	39.50	54.25	23.75	7.05	0.85	2
2014	46.75	54.25	47.00	34.75	34.75	40.25	55.25	24.25	7.20	0.85	2
2015	47.75	55.50	48.00	35.25	35.50	41.00	56.50	25.00	7.40	0.85	2
2016	48.75	56.50	48.75	36.00	36.25	41.75	57.75	25.50	7.55	0.85	2
2017+	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	0.85	2

Finding, Development and Acquisition Costs

The following table summarizes Rock's finding, development and acquisition costs for the year ended December 31, 2005 and the nine months ended 2004 including future development costs. Due to the change in the Company's year end in 2004 only nine month data is been shown for finding and development costs for 2004 given the availability of independent reserve information for that time period.

	Year ended Dec 31, 2005	Nine months Ended Dec 31, 2004
OIL & GAS OPERATIONS:		
PROVED FINDING AND DEVELOPMENT COSTS		
Capital expenditures (1) ($000)	$ 22,912	$ 5,876
Future capital costs ($000)	962	1,774
Total capital ($000)	23,874	7,650
Reserve additions (2) (Mboe)	1,188	294
Proved finding and development costs ($/boe)	$ 20.10	$ 26.02
PROVED + PROBABLE FINDING AND DEVELOPMENT COSTS		
Capital expenditures (1) ($000)	$22,912	$ 5,876
Future capital costs ($000)	3,900	3,051
Total capital ($000)	26,812	8,927
Reserve additions (2) (Mboe)	2,201	551
Proved + probable finding and development costs ($/boe)	$ 12.18	$ 16.20
ACQUISITIONS:		
PROVED FINDING AND DEVELOPMENT COSTS – Acquisitions		
Capital expenditures (1) ($000)	$ 60,853	N.A.
Future capital costs ($000)	3,647	N.A.
Total capital ($000)	64,500	N.A.
Reserve additions (Mboe)	2,397	N.A.
Proved finding and development costs ($/boe)	$ 26.91	N.A.

Net Asset Value

The following table summarizes Rock's net asset value and net asset value per share as at December 31, 2005 and December 31, 2004.

	Dec 31, 2005	Dec 31, 2004	CHANGE
Proved plus probable reserves ($000)[1]	87,315	9,885	783%
Undeveloped land ($000) [2]	8,448	3,651	131%
Seismic ($000) [3]	2,617	857	205%
Working capital including debt ($000)	(24,442)	12,042	N.A.
Option proceeds ($000)	5,053	1,858	172%
Net Asset Value (Fully diluted) ($000)	78,991	28,293	179%
Fully diluted shares ('000)	20,758	9,757	113%
Net asset value per share	$3.81	$2.90	31%

(1) Proved plus probable reserves value is based on working interest reserves using GLJ Petroleum Consultants Ltd. January 2006 forecast prices discounted at 10%.

(2) Undeveloped land value is based on the actual cost of land purchased at land sales and land acquired from ELM/Optimum/Qwest in the second quarter of 2005 has been valued at $100 per acre.

(3) Seismic value is based on actual cost of seismic acquired or purchased.

Contractual Obligations

In the course of its business, the Company enters into various contractual obligations including the following:

- royalty agreements
- processing agreements
- right of way agreements
- lease obligations for office premises.

Obligations with a fixed term are as follows:

	2006	2007	2008	2009	2010
Office premise leases	$ 375,830	$ 676,041	$ 894,788	$ 828,122	$ 828,122
Demand bank loan[1]	$22,976,365				

(1) The demand bank loan is currently under its annual review and is expected to remain in place.

Outstanding Share Data

At December 31, 2005 and to date, Rock had 19,637,321 common shares outstanding. At December 31, 2005 the Company had 1,220,332 stock options outstanding with an average exercise price of $4.51 per share. Subsequent to the year-end an additional 90,000 stock options were issued.

Off Balance Sheet Arrangements

Rock does not have any special purpose entities nor is it party to any arrangement that would be excluded from the balance sheet.

Related Party Transactions

The Company has not entered into any related party transactions during the reporting period.

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as at December 31, 2005 and based on that evaluation believe them to be effective given the size and nature of the Company's operations. All control systems by their nature have inherent limitations and therefore Rock's disclosure controls and procedures are believed to provide reasonable, but not absolute assurance, that;

- the communications by the Company with the public are timely, factual and accurate and broadly disseminated in accordance with all applicable legal and regulatory requirements,
- non-publicly disclosed information remains confidential, and
- trading of the Company's securities by directors, officers and employees remain in compliance with applicable securities laws.

Change in Accounting Policies

There has been no change in accounting policies since the Company's last fiscal year end.

Critical Accounting Estimates

Rock's financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). A comprehensive discussion of our significant accounting policies is contained in Note 2 to the audited consolidated financial statements. These accounting policies are subject to estimates and key judgments about future events, many of which are beyond our control. The following is a discussion of the accounting estimates that are critical to the financial statements.

Oil and Gas Accounting – Reserves Recognition Rock retained independent petroleum engineering consultants GLJ Petroleum Consultants Ltd. to evaluate our oil and natural gas reserves, prepare an evaluation report, and report to the Company's Reserves Committee. The process of estimating oil and natural gas reserves is subjective and involves a significant number of decisions and assumptions in evaluating available geological, geophysical, engineering and economic data. These estimates will change over time as additional data from ongoing development and production activities becomes available and as economic conditions affecting oil and natural gas prices and costs change. Reserves can be classified as proved, probable or possible with decreasing levels of certainty to the likelihood that the reserves will be ultimately produced.

Oil and Gas Accounting – Full Cost Accounting Under the full cost method of accounting for exploration and development activities, all costs associated with these activities are capitalized. The aggregate net capitalized costs and estimated future abandonment costs, less estimated salvage values, is amortized using the unit-of-production method based on estimated proved oil and gas reserves resulting in a depletion expense. The depletion expense is most affected by the estimate of proved reserves and the cost of unproved properties. Unproved costs are reviewed quarterly to determine if proved reserves have been established, at which point the associated costs are included in the depletion calculation. Changes to any of these estimates may affect Rock's earnings.

Under the full cost method of accounting, the Company's investment in oil and gas assets is evaluated at least annually to consider whether the investment is recoverable and the carrying amount does not exceed the value of the properties, the "ceiling test". The carrying value of oil and natural gas properties and production equipment is compared to the sum of undiscounted cash flows expected to result from Rock's proved reserves. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying value of property and equipment to the estimated net present value of future cash flows from proved plus probable reserves using a risk free interest rate. Any excess carrying value above the net present value of the future cash flows is recorded as a permanent impairment. Reserve, revenue, royalty and operating cost estimates and the timing of future cash flows are all critical components of the ceiling test. Revisions of these estimates could result in a write down of the carrying amount of oil and gas properties.

Asset Retirement Obligations - The Company recognizes the estimated fair value for an asset retirement obligation ("ARO") in the period in which it is incurred as a liability, and records a corresponding increase in the carrying value of the related asset. The future asset retirement obligation is an estimate based on the Company's ownership interest in wells and facilities and reflects estimated costs to complete the abandonment and reclamation as well as the estimated timing of the costs to be incurred in future periods. Estimates of the costs associated with abandonment and reclamation activities require judgment concerning the method, timing and extent of future retirement activities. The capitalized amount is depleted on a unit-of-production method over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and this accretion amount is charged to earnings in the period. Actual costs incurred on settlement of the ARO are charged against the ARO. Judgments affecting current and annual expense are subject to future revisions based on changes in technology, abandonment timing, costs, discount rates and the regulatory environment.

Stock-based Compensation Stock options issued to employees and directors under the Company's stock option plan are accounted for using the fair value method of accounting for stock-based compensation. The fair value of the option is recognized as stock-based compensation expense and contributed surplus over the vesting period of the option. Stock-based compensation expense is determined on the date of an option grant using a Black-Scholes option pricing model. A Black-Scholes pricing model requires the estimation of several variables including estimated volatility of Rock's stock price over the life of the option, estimated option forfeitures, estimated life of the option, estimated risk free rate and estimated dividend rate. A change to these estimates would alter the valuation of the option and would result in a different related stock-based compensation expense.

Business Risks

Rock is exposed to a number of business risks, some of which are beyond its control like all companies in the oil and gas exploration and production industry. These risks can be categorized as operational, financial and regulatory.

Operational risks include generating, finding and developing, and acquiring oil and gas reserves on an economical basis (including acquiring land rights or gaining access to land rights), reservoir production performance, marketing, production, hiring and retaining employees and accessing contract services on a cost effective basis. We attempt to mitigate these risks by employing highly qualified staff and operating in areas where employees have expertise. In addition we outsource certain activities to be able to leverage on industry expertise, without having the burden of hiring full time staff given the current scope of operations. Typically the Company has outsourced the marketing and certain land functions. Rock is attempting to acquire oil and gas operations; however Rock will be competing against many other companies for such operations many of which will have greater access to resources. As a small company, gaining access to contract services may be difficult given the high activity levels the industry has been experiencing, but we will attempt to mitigate this risk by utilizing existing relationships.

Financial risks include commodity prices, the Canadian/US exchange rate and interest rates, all of which are largely beyond the Company's control. Currently we have not used any financial instruments to mitigate these risks. We would consider using these financial instruments depending on the operating environment. The Company also will require access to capital. Currently Rock has long-term debt in place and intends to use its debt capacity in the future in conjunction with capital expenditures including acquisitions. We intend to use prudent levels of debt to fund capital programs based on the expected operating environment. We also intend to access equity markets to fund opportunities, however the ability to access these markets will be determined by many factors, many of which will be beyond the control of the Company.

Rock is subject to various regulatory risks, principally environmental in nature. The Company has put in place a corporate safety program and a site-specific emergency response program to help manage these risks. The Company hires third party consultants to help develop and manage these programs and help Rock comply with current environmental legislation.

CONSOLIDATED **BALANCE SHEETS**

	December 31, 2005	December 31, 2004
ASSETS		
Current assets		
Cash and cash equivalents	**$ 144,711**	$ 8,631,810
Accounts receivable	**7,093,826**	484,714
Refundable deposit	**-**	5,000,000
Prepaids	**384,950**	119,154
	7,623,487	14,235,678
Property, plant and equipment (note 4)	**95,270,594**	9,450,555
Accumulated depletion and depreciation	**(8,892,232)**	(681,225)
	86,378,362	8,769,330
Goodwill	**5,602,137**	2,051,967
	$ 99,603,986	$ 25,056,975
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 9,089,372**	$ 2,192,692
Bank debt (note 5)	**22,976,365**	-
	32,065,737	2,192,692
Future tax liability (note 9)	**5,204,112**	-
Asset retirement obligation (note 6)	**2,115,201**	500,256
Shareholders' equity		
Share capital (note 7)	**57,369,060**	21,275,627
Contributed surplus (note 8)	**453,378**	201,577
Retained earnings	**2,396,498**	886,823
	60,218,936	22,364,027
Commitments (note 11)		
	$ 99,603,986	$ 25,056,975

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF **INCOME AND RETAINED EARNINGS**

THE YEAR ENDED AND NINE MONTHS ENDED	DECEMBER 31, 2005	DECEMBER 31, 2004
Revenues:		
Oil and gas revenue	**$ 22,873,454**	$ 2,178,563
Royalties, net of Alberta Royalty Tax Credit	**(5,027,245)**	(465,602)
Other income	**316,933**	198,469
	18,163,142	1,911,430
Expenses:		
General and administrative	**1,410,639**	748,171
Operating	**4,745,082**	416,464
Interest (recovery)	**457,462**	(108,057)
Stock-based compensation (note 8)	**484,535**	155,281
Depletion, depreciation, and accretion	**8,287,003**	349,411
	15,384,721	1,561,270
Income before income taxes	**2,778,421**	350,160
Income taxes		
Current (recovery) (note 9)	**73,016**	(62,584)
Future income taxes (note 9)	**1,195,730**	-
Net income for the period	**1,509,675**	412,744
Retained earnings, beginning of period	**886,823**	474,079
Retained earnings, end of period	**$ 2,396,498**	$ 886,823
Basic and diluted earnings per share (note 7)	**$ 0.10**	$ 0.05

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF **CASH FLOWS**

THE YEAR ENDED AND NINE MONTHS ENDED	DECEMBER 31, 2005	DECEMBER 31, 2004
Cash provided by (used in):		
Operating		
Net income for the period	$ 1,509,675	$ 412,744
Add: Non-cash items:		
Depletion, depreciation, and accretion	8,287,003	349,411
Actual abandonment costs	(43,683)	-
Stock-based compensation	484,535	155,281
Future income taxes	1,195,730	-
	11,433,260	917,436
Changes in non-cash working capital	(4,319,361)	1,180,511
	7,113,899	2,097,947
Financing:		
Issuance of common shares	216,726	994,025
Bank debt	22,976,365	-
Repurchase of stock options	(185,000)	-
Changes in non-cash working capital	-	(79,923)
	23,008,091	914,102
Investing:		
Property, plant and equipment	(23,643,932)	-
Acquisition of property, plant and equipment (note 3)	(23,879,684)	(5,933,429)
Changes in non-cash working capital	8,914,527	(4,740,283)
	(38,609,089)	(10,673,712)
Decrease in cash and cash equivalents	(8,487,099)	(7,661,663)
Cash and cash equivalents, beginning of period	8,631,810	16,293,473
Cash and cash equivalents, end of period	$ 144,711	$ 8,631,810
Interest paid and received:		
Interest paid	428,698	937
Interest received	42,125	192,398
Cash taxes paid	56,825	-

See accompanying notes to consolidated financial statements.

1. NATURE OF OPERATIONS

Rock Energy Inc. (the "Company" or "Rock") is actively engaged in the exploration, production and development of oil and gas in Western Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Rock are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(a) Consolidation

These consolidated financial statements include the accounts of Rock Energy Inc., Rock Energy Ltd. and Rock Energy Production Partnership. All inter-company transactions and balances have been eliminated upon consolidation.

(b) Cash and cash equivalents

Cash and cash equivalents are comprised of cash and short-term investments with a maturity date of twelve months or less.

(c) Joint ventures

A substantial portion of the Company's oil and gas exploration and development activities is conducted jointly with others, and accordingly, these consolidated financial statements reflect only the Company's proportionate interest in such activities.

(d) Property, plant and equipment

Capitalized costs: The Company follows Accounting Guideline 16, "Oil and Gas Accounting – Full Cost" to account for its oil and natural gas operations, whereby all costs related to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized. Such costs include lease acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, the cost of petroleum and natural gas production equipment and overhead charges directly related to exploration and development activities. Proceeds from the sale of oil and gas properties are applied against capital costs, with no gain or loss recognized, unless such a sale would change the rate of depletion and depreciation by 20% or more, in which case, a gain or loss would be recorded.

Depletion, depreciation and amortization: The capitalized costs are depleted and depreciated using the unit-of-production method based on proved petroleum and natural gas reserves, as determined by independent consulting engineers. Oil and natural gas liquid reserves and production are converted into equivalent units of natural gas based on relative energy content. Office furniture and equipment are recorded at cost and depreciated on a declining balance basis using a rate of 20%.

Ceiling test: Rock calculates its ceiling test by comparing the carrying value of oil and natural gas properties and production equipment to the sum of undiscounted cash flows from proved reserves. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying value of property and equipment to the estimated net present value of future cash flows from proved plus probable reserves, using a risk free interest rate and expected future prices, and unproved properties. Any excess carrying value above the net present value of the future cash flows is recorded as a permanent impairment.

Asset retirement obligations: The Company records the fair value of an asset retirement obligation ("ARO") as a liability in the period in which it incurs a legal obligation to restore an oil and gas property, typically when a well is drilled or other equipment is put in place. The associated asset retirement costs are capitalized as part of the carrying amount of the related asset and depleted on a unit-of-production method over the life of the proved reserves. Subsequent to initial measurement of the obligations, the obligations are adjusted at the end of each reporting period to reflect the passage of time and changes in estimated future cash flows underlying the obligation. Actual costs incurred on settlement of the ARO are charged against the ARO.

(e) Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired business. Goodwill is stated at cost less any impairment and is not amortized. The goodwill balance is subject to an impairment test whereby the book value of the Company's equity is compared to its fair value. If the fair value of the Company's equity is less than book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities at their fair values. The difference between the Company's fair value and book value of identifiable assets and liabilities is the fair value of goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount. Impairment is charged to income in the period in which it occurs. The impairment test is carried out annually, or more frequently if circumstances occur that are more likely than not to reduce the fair value of the acquired business below its carrying amount.

(f) Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value amount on the balance sheet are used to calculate future income tax assets and liabilities. Future income tax assets and liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

(g) Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future tax liabilities and share capital are adjusted by the estimated cost of the renounced tax deduction when the expenses are renounced.

(h) Stock-based compensation

The Company grants options to purchase common shares to employees and directors under its stock option plan. Awards are accounted for using the fair value of accounting for stock-based compensation. Under the fair value method, an estimate of the value of the option is determined at the time of grant using a Black-Scholes option pricing model. The fair value of the option is recognized as an expense and contributed surplus over the vested life of the option.

(i) Revenue recognition

Revenue from the sale of oil and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates.

(j) Measurement uncertainty

The amounts recorded for depletion and depreciation of property, plant and equipment, the provision for asset retirement obligations and the amounts used for ceiling test calculations are based on estimates of reserves and/or future costs. The Company's reserve estimates are reviewed annually by an independent engineering firm. The amounts disclosed relating to fair values of stock options issued are based on estimates of future volatility of the Company's share price, expected lives of options, and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of changes in such estimates in future periods could be material.

(k) Earnings per share

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury stock method whereby the weighted average number of shares is adjusted for the dilutive effect of options.

3. ACQUISITION OF ELM/OPTIMUM/QWEST

On March 14, 2005 the Company agreed to acquire in two separate closings from 14 different entities (six private companies and eight drilling fund partnerships) petroleum and natural gas properties mainly through their various subsidiary companies. The transactions have been accounted for using the purchase method with the results of operations for each transaction included in the financial statements from the date of acquisition.

The first closing of the Elm/Optimum properties occurred on April 7th, 2005. The Company purchased all of the outstanding shares of 1143734 Alberta Ltd. and assets were purchased directly from three private entities and four drilling fund partnerships. The purchase price equation is as follows:

Property, plant and equipment	$16,483,019
Note payable *	(309,082)
Asset retirement obligation	(372,600)
	$15,801,337
Consideration provided:	
Cash	$4,575,017
Common shares (3,091,483)	10,943,843
Transaction costs	282,477
	$15,801,337

* Paid to vendors on final adjustments

The second closing of the Qwest properties occurred on June 17th, 2005. The Company purchased all of the outstanding shares of 1156168 Alberta Ltd., 1159203 Alberta Ltd. and 1140511 Alberta Ltd. The purchase price equation is as follows:

Property, plant and equipment	$45,490,456
Note receivable *	147,512
Goodwill	4,273,417
Future income taxes	(4,273,417)
Asset retirement obligation	(1,007,400)
	$44,630,568
Consideration provided:	
Cash	$18,504,190
Common shares (7,234,005)	25,608,378
Transaction costs	518,000
	$44,630,568

* Paid by vendors on final adjustments

The purchase price allocations for both transactions were initially based on estimates of the fair values of the assets and liabilities as of the closing date, purchase price adjustments, transaction costs and holdback amounts. At December 31, 2005 these amounts have been updated resulting in a reduction of the future tax liability and goodwill amounts by $1.2 million.

4. PROPERTY, PLANT AND EQUIPMENT

	DECEMBER 31, 2005	DECEMBER 31, 2004
Petroleum and natural gas properties	**$95,160,130**	$ 9,317,833
Other assets	**110,464**	132,722
	95,270,594	9,450,555
Accumulated depletion and depreciation	**(8,892,232)**	(681,225)
	$ 86,378,362	$ 8,769,330

At December 31, 2005, petroleum and natural gas properties included $6,264,786 (December 31, 2004, $1,940,887) of unproved property costs which have been excluded from the depletable base.

During the year ended December 31, 2005 $864,688 (nine months ended December 31, 2004, $402,604) of administrative costs relating to exploration and development activities were capitalized as part of property, plant and equipment.

At December 31, 2005, in accordance to Canadian GAAP the Company applied the ceiling test calculation to its petroleum and natural gas properties using expected future market prices. These expected future market prices were forecasted by our independent reserve evaluators and then adjusted for commodity price differentials specific to the Company's production. The following table exhibits the benchmark prices used in the ceiling test:

	Oil WTI (Cushing Oklahoma) ($US/bbl)	Oil Edmonton par price (40 API) ($CDN/bbl)	Gas ACEO-C spot price ($CDN/mmbtu)	Currency Exchange Rate ($US/$CDN
2006	$57.00	$66.25	$10.60	0.85
2007	$55.00	$64.00	$9.25	0.85
2008	$51.00	$59.25	$8.00	0.85
2009	$48.00	$55.75	$7.50	0.85
2010	$46.50	$54.00	$7.20	0.85
2011	$45.00	$52.25	$6.90	0.85
2012	$45.00	$52.25	$6.90	0.85
2013	$46.00	$53.25	$7.05	0.85
2014	$46.75	$54.25	$7.20	0.85
2015	$47.75	$55.50	$7.40	0.85
2016	$48.75	$56.50	$7.55	0.85
Thereafter (escalation)	2.0%/yr	2.0%/yr	2.0%/yr	0.85

5. BANK DEBT

The Company has a demand operating facility with a Canadian chartered bank subject to the bank's valuation of the Company's oil and gas properties. The current limit under the facility is $25 million. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee. The facility also bears a standby charge for un-drawn amounts. The next scheduled review date is March, 2006.

6. ASSET RETIREMENT OBLIGATION

The asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations at December 31, 2005 is approximately $3,385,000 (December 31, 2004 - $1,010,500), which will be incurred between 2006 and 2019. A credit adjusted risk free rate of 8% and an annual inflation rate of 1.5% were used to calculate the future asset retirement obligation.

A reconciliation of the asset retirement obligations is provided below:

	DECEMBER 31, 2005	DECEMBER 31, 2004
Balance, beginning of period	**$ 500,256**	$ 282,090
Liabilities incurred/acquired during period	**1,582,632**	203,260
Accretion	**75,996**	14,906
Actual retirement costs	**(43,683)**	-
Balance, end of period	**$ 2,115,201**	$ 500,256

7. SHARE CAPITAL

(a) Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value.

(b) Common shares issued:

COMMON SHARES OF ROCK	NUMBER	AMOUNT
Issued and outstanding as at March 31, 2004	8,993,152	$ 20,281,602
Redemption (i)	(365)	(448)
Issued in private placement (iii)	266,666	994,473
Issued and outstanding as at December 31, 2004	9,259,453	21,275,627
Redemption (i)	(448)	(1,517)
Future tax effect of flow-through share renouncements (ii)		(723,247)
Issued for property acquisitions	10,325,488	36,552,220
Issued for flow-through shares (iv)	22,263	114,720
Issued for stock options exercised	30,565	151,257
Issued and outstanding as at December 31, 2005	19,637,321	$ 57,369,060

(i) In accordance with the terms of the 30 for 1 share consolidation shareholders holding 1,000 or less pre-consolidated common shares redeemed their shares for cash based on the value of $0.1129 per pre-consolidated share.

(ii) The Company has renounced resource expenditures on flow-through shares issued by predecessor companies. At March 31, 2004, the Company was committed to spend $1.8 million on drilling and exploration activities on or before January 31, 2005 to satisfy flow-through share commitments. At December 31, 2004, all required expenditures had been made and completed the renouncements in February 2005.

(iii) On October 28, 2004, the Company entered into a private placement to issue 266,666 common shares at a price of $3.75 per share, or $1.0 million, to the outside directors of the Company.

(iv) In accordance with the Company's stock option plan, some options were exercised in exchange for flow-through shares of the Company. By February 2, 2006 all of the renouncements were made.

As at December 31, 2005 no preference shares were outstanding.

(c) Stock options

The Company has a stock option plan under which it may grant options to directors, officers and employees for the purchase of up to 10% of the issued and outstanding common shares of the Company. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors. The majority of options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. Options expiring are usually replaced with another grant that vests in two years and expire in three years. At the Company's discretion the options can be exercised for cash. The following table summarizes the status of the Company's stock option plan as at December 31, 2005 and December 31, 2004 and changes during the period ended on those dates:

	DECEMBER 31, 2005		DECEMBER 31, 2004	
	Options	Weighted-Average Exercise Price ($)	Options	Weighted-Average Exercise Price ($)
Outstanding at beginning of period	532,387	$ 3.49	418,848	$ 3.39
Granted	777,944	$ 4.95	125,500	$ 3.79
Exercised	(135,629)	$ 3.39	-	-
Cancelled	(54,370)	$ 3.58	(11,961)	$ 3.39
Outstanding at end of period	1,120,332	$ 4.51	532,387	$ 3.49

Options outstanding and exercisable under the stock option plan are summarized below as at December 31, 2005:

		Outstanding Options		Exercisable Options	
Exercise Prices	Number of options	Weighted average exercise price	Weighted average years to expiry	Number of options	Weighted average exercise price
$ 3.39 - $ 3.90	342,388	$ 3.51	1.62	30,834	$ 3.83
$ 4.00 - $ 5.09	777,944	$ 4.95	2.64	-	-
	1,120,332	$ 4.51	2.33	30,834	$ 3.83

(d) Per share amounts

The weighted average number of common shares outstanding during the year ended December 31, 2005 of 15,436,835 (nine months ended December 31, 2004 – 9,054,879) was used to calculate earnings per share amounts. To calculate diluted common shares outstanding, the treasury method was used. Under this method, in-the-money options are assumed exercised and the proceeds used to repurchase shares at the year end date of December 31, 2005. As at December 31, 2005, an additional 64,128 (December 31, 2004 - 56,941) common shares were used to calculate diluted earnings per share.

8. STOCK-BASED COMPENSATION

Options granted to both employees and non-employees after March 31, 2003 are accounted for using the fair value method. The fair value of common share options granted for the year ended December 31, 2005 was estimated to be $1,657,503 (nine months ended December 31, 2004 - $120,000) as at the grant date using a Black-Scholes option pricing model and the following assumptions:

Risk free interest rate	4.00 - 4.75%
Expected life	3 year average
Expected volatility	30 - 60%
Expected dividend yield	0%

The estimated fair value of the options is amortized to expense and credited to contributed surplus over the option vesting period on a straight-line basis. The change in the contributed surplus account is reconciled in the table below:

	DECEMBER 31, 2005	DECEMBER 31, 2004
Balance, beginning of period	$ 201,577	$ 46,296
Stock-based compensation expense	484,535	155,281
Net benefit on options exercised (1)	(232,734)	-
Balance, end of period	$ 453,378	$ 201,577

(1) The benefit of options exercised is recorded as a reduction of contributed surplus and an increase to share capital.

9. INCOME TAXES

The provision for income taxes in the consolidated statements of income and retained earnings varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 37.62% (December 31, 2004: 38.62%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	DECEMBER 31, 2005	DECEMBER 31, 2004
Net income before income taxes	$ 2,778,421	$ 350,160
Statutory income tax rate	37.62%	38.62%
Expected income taxes	$ 1,045,242	$ 135,232
Add (deduct):		
Stock-based compensation	182,282	59,970
Non-deductible crown charges	1,037,535	52,830
Other	19,072	-
Resource allowance	(888,401)	(30,425)
Change in valuation allowance	(200,000)	(217,607)
Provision for income taxes	$ 1,195,730	$ -
Large Corporations Tax	73,016	(62,584)
Provision for (recovery of) income taxes	$ 1,268,746	$ (62,584)

Future income tax assets or liabilities recognized on the consolidated balance sheets are comprised of temporary differences. The after tax effect of these temporary differences are summarized as follows:

	DECEMBER 31, 2005	DECEMBER 31, 2004
Loss carryforwards	**$ 9,096,518**	$ 11,451,008
Property, plant and equipment	**(11,542,348)**	1,579,570
Non-coterminous year ends	**(3,049,834)**	(559,177)
Share issuance costs	**360,213**	471,720
Asset retirement obligation	**719,168**	178,191
Calculated future income tax asset	**(4,416,283)**	13,121,312
Valuation allowance	**(787,829)**	(13,121,312)
Future income taxes (Liability)	**$ (5,204,112)**	$ -

At December 31, 2005, Rock and its subsidiary have tax pools (after the allocation of deferred partnership income) aggregating $ 65.5 million (December 31, 2004 - $47.0 million) available for deduction against future taxable income of which $ 19.4 million (December 31, 2004 - $27.9 million) are non-capital losses. The non-capital losses expire as follows:

2006	$ -
2007	3,048,571
2008	8,705,086
2009	3,790,505
2010	341,636
2011	1,285,777
2012	2,255,432
	$ 19,427,007

10. FINANCIAL INSTRUMENTS

Rock's financial instruments included in the consolidated balance sheets are comprised of cash and cash equivalents, accounts receivable, refundable deposits, bank debt, accounts payable and accrued liabilities and income taxes payable.

The fair values of these financial instruments approximate their carrying amount due to the short-term nature of the instruments. A substantial portion of Rock's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Interest rates directly impact interest costs as our current debt facility is based on floating interest rates. Crude oil sales are referenced to the US dollar, thus the Canadian price realized is directly impacted by Canadian and US dollar exchange rates.

11. COMMITMENTS

Obligations with a fixed term are as follows:

	2006	2007	2008	2009	2010
Lease of office premises	$ 375,830	$ 676,041	$894,788	$ 828,122	$ 828,122

Advisory

This press release contains forward-looking statements that involve known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Rock's control, that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rock believes that the expectations reflected in those forward-looking statements are reasonable at the time made but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of such information, as the case may be, and may be superseded by subsequent events. Rock does not intend, and does not assume any obligation, to update these forward-looking statements.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf to 1 barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please visit our website at www.rockenergy.ca or contact:

Allen Bey
President & CEO
(403) 218-4380

or

Peter D. Scott
Vice President, Finance & CFO
(403) 218-4380

File No. 82-34785

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Allen J. Bey, President and CEO of Rock Energy Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rock Energy Inc. (the issuer) for the year ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 16, 2006

Allen J. Bey
President and CEO

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Peter D. Scott, Vice President, Finance and CFO of Rock Energy Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rock Energy Inc. (the issuer) for the year ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 16, 2006

Peter D. Scott
Vice President, Finance and CFO

Management's Report

To the Shareholders of Rock Energy Inc.

The financial statements of Rock Energy Inc. were prepared by management in accordance with appropriately selected generally accepted accounting principles in Canada. Management has used estimates and careful judgment, particularly in those circumstances where transactions affecting current periods are dependent on information not known for certain until a future period. The financial and operational information contained in this annual report is consistent with that reported in the financial statements.

Management is responsible for the integrity of the financial and operational information contained in this report. The Company has designed and maintains internal controls to provide reasonable assurance that assets are properly safeguarded and that the financial records are well maintained and provide relevant, timely and reliable information to management. The financial statements have been prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized in the notes to the financial statements.

External auditors appointed by the shareholders have conducted an independent examination of the corporate and accounting records in order to express their opinion on the financial statements. The Audit Committee has met with the external auditors and management in order to determine if management has fulfilled its responsibilities in the preparation of the financial statements. The Board of Directors has approved the financial statements on the recommendation of the Audit Committee.

Allen J. Bey
President and Chief Executive Officer
March 16, 2006

Peter D. Scott
Vice President, Finance and Chief Financial Officer
March 16, 2006

Auditor's Report

We have audited the consolidated balance sheets of Rock Energy Inc. as at December 31, 2005 and 2004 and the consolidated statements of income and retained earnings and cash flows for the year ended December 31, 2005 and the nine months ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the year ended December 31, 2005 and the nine months ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Calgary, Canada
March 16, 2006

Consolidated Balance Sheets

	December 31, 2005	December 31, 2004
Assets		
Current assets		
Cash and cash equivalents	$ 144,711	$ 8,631,810
Accounts receivable	7,093,826	484,714
Refundable deposit	–	5,000,000
Prepaids	384,950	119,154
	7,623,487	14,335,678
Property, plant and equipment *(note 4)*	95,270,594	9,450,555
Accumulated depletion and depreciation	(8,892,232)	(681,225)
	86,378,362	8,769,330
Goodwill	5,602,137	2,051,967
	$ 99,603,986	$ 25,056,975
Liabilites and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 9,089,372	$ 2,192,692
Bank debt *(note 5)*	22,976,365	–
	32,065,737	2,192,692
Future tax liability *(note 9)*	5,204,112	
Asset retirement obligation *(note 6)*	2,115,201	500,256
Shareholders' equity		
Share capital *(note 7)*	57,369,060	21,276,627
Contributed surplus *(note 8)*	453,378	201,577
Retained earnings	2,396,498	886,823
	60,218,936	22,364,027
Commitments *(note 11)*		
	$ 99,603,986	$ 25,056,975

See accompanying notes to consolidated financial statements.

Approved by the Board:

Stuart G. Clark
Director

Allen J. Bey
Director

Consolidated Statements of Income and Retained Earnings

	December 31, 2005	December 31, 2004
Revenues:		
Oil and gas revenue	$ 22,873,454	$ 2,178,563
Royalties, net of Alberta Royalty Tax Credit	(5,027,245)	(465,602)
Other income	316,933	198,469
	18,163,142	1,911,430
Expenses:		
General and administrative	1,410,639	746,171
Operating	4,745,082	416,464
Interest (recovery)	457,462	(108,057)
Stock-based compensation *(note 8)*	484,535	155,281
Depletion, depreciation, and accretion	8,287,003	349,411
	15,384,721	1,561,270
Income before income taxes	2,778,421	350,160
Income taxes		
Current (recovery) *(note 9)*	73,016	(62,584)
Future income taxes *(note 9)*	1,195,730	–
Net income for the period	1,509,675	412,744
Retained earnings, beginning of period	886,823	474,079
Retained earnings, end of period	$ 2,396,498	$ 886,823
Basic and diluted earnings per share *(note 7)*	$ 0.10	$ 0.05

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

The year and nine months ended	December 31, 2005	December 31, 2004
Cash provided by (used in):		
Operating:		
Net income for the period	$ 1,509,675	$ 412,744
Add: Non-cash items:		
Depletion, depreciation, and accretion	8,287,003	349,411
Actual abandonment costs	(43,683)	–
Stock-based compensation	484,535	155,281
Future income taxes	1,195,730	–
	11,433,260	917,436
Changes in non-cash working capital	(4,319,361)	1,180,511
	7,113,899	2,097,947
Financing:		
Issuance of common shares	216,726	994,025
Bank debt	22,976,365	–
Repurchase of stock options	(185,000)	–
Changes in non-cash working capital	–	(79,923)
	23,008,091	914,102
Investing:		
Property, plant and equipment	(23,643,932)	–
Acquisition of property, plant and equipment *(note 3)*	(23,879,684)	(5,933,429)
Changes in non-cash working capital	8,914,527	(4,740,283)
	(38,609,089)	(10,673,712)
Decrease in cash and cash equivalents	(8,487,099)	(7,661,663)
Cash and cash equivalents, beginning of period	8,631,810	16,293,473
Cash and cash equivalents, end of period	$ 144,711	$ 8,631,810
Interest paid and received:		
Interest paid	428,698	937
Interest received	42,125	192,398
Cash taxes paid	56,825	–

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Nature of Operations

Rock Energy Inc. (the "Company" or "Rock") is actively engaged in the exploration, production and development of oil and gas in Western Canada.

2. Significant Accounting Policies

The consolidated financial statements of Rock are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(A) CONSOLIDATION

These consolidated financial statements include the accounts of Rock Energy Inc., Rock Energy Ltd. and Rock Energy Production Partnership. All inter-company transactions and balances have been eliminated upon consolidation.

(B) CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of cash and short-term investments with a maturity date of twelve months or less.

(C) JOINT VENTURES

A substantial portion of the Company's oil and gas exploration and development activities is conducted jointly with others, and accordingly, these consolidated financial statements reflect only the Company's proportionate interest in such activities.

(D) PROPERTY, PLANT AND EQUIPMENT

Capitalized costs: The Company follows *Accounting Guideline 16, "Oil and Gas Accounting – Full Cost"* to account for its oil and natural gas operations, whereby all costs related to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized. Such costs include lease acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, the cost of petroleum and natural gas production equipment and overhead charges directly related to exploration and development activities. Proceeds from the sale of oil and gas properties are applied against capital costs, with no gain or loss recognized, unless such a sale would change the rate of depletion and depreciation by 20% or more, in which case, a gain or loss would be recorded.

Depletion, depreciation and amortization: The capitalized costs are depleted and depreciated using the unit-of-production method based on proved petroleum and natural gas reserves, as determined by independent consulting engineers. Oil and natural gas liquids reserves and production are converted into equivalent units of natural gas based on relative energy content. Office furniture and equipment are recorded at cost and depreciated on a declining balance basis using a rate of 20 percent.

Ceiling test: Rock calculates its ceiling test by comparing the carrying value of oil and natural gas properties and production equipment to the sum of undiscounted cash flows from proved reserves. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying value of property and equipment to the estimated net present value of future cash flows from proved plus probable reserves, using a risk free interest rate and expected future prices, and unproved properties. Any excess carrying value above the net present value of the future cash flows is recorded as a permanent impairment.

Asset retirement obligations: The Company records the fair value of an asset retirement obligation ("ARO") as a liability in the period in which it incurs a legal obligation to restore an oil and gas property, typically when a well is drilled or other equipment is put in place. The associated asset retirement costs are capitalized as part of the carrying amount of the related asset and depleted on a unit-of-production method over the life of the proved reserves. Subsequent to initial measurement of the obligations, the obligations are adjusted at the end of each reporting period to reflect the passage of time and changes in estimated future cash flows underlying the obligation. Actual costs incurred on settlement of the ARO are charged against the ARO.

(E) GOODWILL

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired business. Goodwill is stated at cost less any impairment and is not amortized. The goodwill balance is subject to an impairment test whereby the book value of the Company's equity is compared to its fair value. If the fair value of the Company's equity is less than book value, impairment is measured by allocating the fair value of the identifiable assets and liabilities at their fair values. The difference between the Company's fair value and book value of identifiable assets and liabilities is the fair value of goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount. Impairment is charged to income in the period in which it occurs. The impairment test is carried out annually, or more frequently if circumstances occur that are more likely than not to reduce the fair value of the acquired business below its carrying amount.

(F) INCOME TAXES

Income taxes are calculated using the liability method of tax accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value amount on the balance sheet are used to calculate future income tax assets and liabilities. Future income tax assets and liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

(G) FLOW-THROUGH SHARES

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future tax liabilities and share capital are adjusted by the estimated cost of the renounced tax deduction when the expenses are renounced.

(H) STOCK-BASED COMPENSATION

The Company grants options to purchase common shares to employees and directors under its stock option plan. The Company follows the Canadian accounting standard relating to stock-based compensation and other stock-based payments as it applies to other stock-based compensation granted to employees, officers and directors. Under this standard, future awards are accounted for using the fair value of accounting for stock-based compensation. Under the fair value method, an estimate of the value of the option is determined at the time of grant using a Black-Scholes option pricing model. The fair value of the option is recognized as an expense and contributed surplus over the vested life of the option.

(I) REVENUE RECOGNITION

Revenue from the sale of oil and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates.

(J) MEASUREMENT UNCERTAINTY

The amounts recorded for depletion and depreciation of property, plant and equipment, the provision for asset retirement obligations and the amounts used for ceiling test calculations are based on estimates of reserves and/or future costs. The Company's reserve estimates are reviewed annually by an independent engineering firm. The amounts disclosed relating to fair values of stock options issued are based on estimates of future volatility of the Company's share price, expected lives of options, and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of changes in such estimates in future periods could be material.

(K) EARNINGS PER SHARE

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury stock method whereby the weighted average number of shares is adjusted for the dilutive effect of options.

3. Acquisition of ELM/Optimum/Qwest

On March 14, 2005 the Company agreed to acquire in two separate closings from 14 different entities (six private companies and eight drilling fund partnerships) petroleum and natural gas properties mainly through their various subsidiary companies. The transactions have been accounted for using the purchase method with the results of operations for each transaction included in the financial statements from the date of acquisition.

The first closing of the ELM/Optimum/Qwest properties occurred on April 7th, 2005. The Company purchased all of the outstanding shares of 1143734 Alberta Ltd. and assets were purchased directly from three private entities and four drilling fund partnerships. The purchase price equation is as follows:

Property, plant and equipment	$ 16,483,019
Note payable*	(309,082)
Asset retirement obligation	(372,600)
	$ 15,801,337
Consideration provided:	
Cash	$ 4,575,017
Common shares (3,091,483)	10,943,843
Transaction costs	282,477
	$ 15,801,337

* Paid to vendors on final adjustments

The second closing of the ELM/Optimum/Qwest properties occurred on June 17th, 2005. The Company purchased all of the outstanding shares of 1156168 Alberta Ltd., 1159203 Alberta Ltd. and 1140511 Alberta Ltd. The purchase price equation is as follows:

Property, plant and equipment	$ 45,490,456
Note receivable*	147,512
Goodwill	4,273,417
Future income taxes	(4,273,417)
Asset retirement obligation	(1,007,400)
	$ 44,630,568
Consideration provided:	
Cash	$ 18,504,190
Common shares (7,234,005)	25,608,378
Transaction costs	518,000
	$ 44,630,568

* Paid by vendors on final adjustments

The purchase price allocations for both transactions were initially based on estimates of the fair values of the assets and liabilities as of the closing date, purchase price adjustments, transaction costs and holdback amounts. At December 31, 2005 these amounts have been updated resulting in a reduction of the future tax liability and goodwill amounts by $1.2 million.

4. Property, Plant and Equipment

	December 31, 2005	December 31, 2004
Petroleum and natural gas properties	$ 95,160,130	$ 9,317,833
Other assets	110,464	132,722
	95,270,594	9,450,555
Accumulated depletion and depreciation	(8,892,232)	(681,225)
	$ 86,378,362	$ 8,769,330

At December 31, 2005, petroleum and natural gas properties included $6,264,786 (December 31, 2004, $1,940,887) of unproved property costs which have been excluded from the depletable base.

During the year ended December 31, 2005 $864,688 (nine months ended December 31, 2004, $402,604) of administrative costs relating to exploration and development activities were capitalized as part of property, plant and equipment.

At December 31, 2005, in accordance to Canadian GAAP the Company applied the ceiling test calculation to its petroleum and natural gas properties using expected future market prices. These expected future market prices were forecasted by our independent reserve evaluators and then adjusted for commodity price differentials specific to the Company's production. The following table exhibits the benchmark prices used in the ceiling test:

	Oil WTI (Cushing Oklahoma) ($US/bbl)	Oil Edmonton par price (40 API) ($CDN/bbl)	Gas AECO-C spot price ($CDN/mmbtu)	Currency Exchange Rate ($US/$CDN)
2006	57.00	67.00	10.60	0.85
2007	55.00	65.25	9.25	0.85
2008	51.00	60.50	8.00	0.85
2009	48.00	56.75	7.50	0.85
2010	46.50	55.00	7.20	0.85
2011	45.00	53.25	6.90	0.85
2012	45.00	53.25	6.90	0.85
2013	46.00	54.25	7.05	0.85
2014	46.75	55.25	7.20	0.85
2015	47.75	56.50	7.40	0.85
2016	48.75	57.75	7.55	0.85
Thereafter (escalation)	2.0%/yr	2.0%/yr	2.0%/yr	0.85

5. Bank Debt

The Company has a demand operating facility with a Canadian chartered bank subject to the bank's valuation of the Company's oil and gas properties. The current limit under the facility is $25 million. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee. The facility also bears a standby charge for un-drawn amounts. The next scheduled review date is March 2006.

6. Asset Retirement Obligation

The asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations at December 31, 2005 is approximately $3,385,000 (December 31, 2004 – $1,010,500), which will be incurred between 2006 and 2019. A credit adjusted risk free rate of eight percent and an annual inflation rate of 1.5 percent were used to calculate the future asset retirement obligation.

A reconciliation of the asset retirement obligations is provided below:

	December 31, 2005	December 31, 2004
Balance, beginning of period	**$ 500,256**	$ 282,090
Liabilities incurred/acquired during period	**1,582,632**	203,260
Accretion	**75,996**	14,906
Actual retirement costs	**(43,683)**	–
Balance, end of period	**$ 2,115,201**	$ 500,256

7. Share Capital

(A) AUTHORIZED:

Unlimited number of voting common shares, without stated par value.

300,000 preference shares, without stated par value.

(B) COMMON SHARES ISSUED:

Common Shares of Rock	Number	Amount
Issued and outstanding as at March 31, 2004	8,993,152	$ 20,281,602
Redemption *(i)*	(365)	(448)
Issued in private placement *(iii)*	266,666	994,473
Issued and outstanding as at December 31, 2004	9,259,453	$ 21,275,627
Redemption *(i)*	(448)	(1,517)
Future tax effect of flow-through share renouncements *(ii)*		(723,247)
Issued for property acquisitions	10,325,488	36,552,220
Issued for flow-through shares *(iv)*	22,263	114,720
Issued for stock options exercised	30,565	151,257
Issued and outstanding as at December 31, 2005	19,637,321	$ 57,369,060

(i) In accordance with the terms of the 30 for 1 share consolidation shareholders holding 1,000 or less pre-consolidated common shares redeemed their shares for cash based on the value of $0.1129 per pre-consolidated share.

(ii) The Company has renounced resource expenditures on flow-through shares issued by predecessor companies. At March 31, 2004, the Company was committed to spend $1.8 million on drilling and exploration activities on or before January 31, 2005 to satisfy flow-through share commitments. At December 31, 2004, all required expenditures had been made and completed the renouncements in February 2005.

(iii) On October 28, 2004, the Company entered into a private placement to issue 266,666 common shares at a price of $3.75 per share, or $1.0 million, to the outside directors of the Company.

(iv) In accordance with the Company's stock option plan, some options were exercised in exchange for flow-through shares of the Company. By February 2, 2006 all of the renouncements were made.

As at December 31, 2005 no preference shares were outstanding.

(C) STOCK OPTIONS

The Company has a stock option plan under which it may grant options to directors, officers and employees for the purchase of up to 10 percent of the issued and outstanding common shares of the Company. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors. The majority of options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. Options expiring are usually replaced with another grant that vests in two years and expire in three years. At the Company's discretion the options can be exercised for cash. The following table summarizes the status of the Company's stock option plan as at December 31, 2005 and December 31, 2004 and changes during the period ended on those dates:

	December 31, 2005		December 31, 2004	
	Options	Weighted-Average Exercise Price ($)	Options	Weighted-Average Exercise Price ($)
Outstanding at beginning of period	532,387	$ 3.49	418,848	$ 3.39
Granted	777,944	$ 4.95	125,500	$ 3.79
Exercised	(135,629)	$ 3.39	–	–
Cancelled	(54,370)	$ 3.58	(11,961)	$ 3.39
Outstanding at end of period	1,120,332	$ 4.51	532,387	$ 3.49

Options outstanding and exercisable under the stock option plan are summarized below as at December 31, 2005:

	Outstanding Options			Exercisable Options	
	Number of Options	Weighted-Average Exercise Price	Weighted-Average Years to Expiry	Number of Options	Weighted Average Exercise Price ($)
$ 3.39 - $ 3.90	343,388	$ 3.51	1.62	30,634	$ 3.83
$ 4.00 - $ 5.09	777,944	$ 4.95	2.64	–	–
	1,120,332	$ 4.51	2.33	30,634	$ 3.83

(D) PER SHARE AMOUNTS

The weighted average number of common shares outstanding during the year ended December 31, 2005 of 15,436,835 (nine months ended December 31, 2004 – 9,054,879) was used to calculate earnings per share amounts. To calculate diluted common shares outstanding, the treasury method was used. Under this method, in-the-money options are assumed exercised and the proceeds used to repurchase shares at the year end date of December 31, 2005. As at December 31, 2005, an additional 64,127 (December 31, 2004 – 56,941) common shares were used to calculate diluted earnings per share.

8. Stock-Based Compensation

Options granted to both employees and non-employees after March 31, 2003 are accounted for using the fair value method. The fair value of common share options granted in for the year ended December 31, 2005 was estimated to be $1,657,503 (nine months ended December 31, 2004 – $120,000) as at the grant date using a Black-Scholes option pricing model and the following assumptions:

Risk-free interest rate	4.00 - 4.75%
Expected life	3 year average
Expected volatility	30 - 60%
Expected dividend yield	0%

The estimated fair value of the options is amortized to expense and credited to contributed surplus over the option vesting period on a straight-line basis. The change in the contributed surplus account is reconciled in the table below:

	December 31, 2005	December 31, 2004
Balance, beginning of period	$ 201,577	$ 46,296
Stock-based compensation expense	484,535	155,281
Net benefit on options exercised[1]	(232,734)	–
Balance, end of period	$ 453,378	$ 201,577

[1] The benefit of options exercised is recorded as a reduction of contributed surplus and an increase to share capital.

9. Income Taxes

The provision for income taxes in the consolidated statements of income and retained earnings varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 37.62 percent (December 31, 2004: 38.62 percent). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	December 31, 2005	December 31, 2004
Net income before income taxes	$ 2,778,421	$ 350,160
Statutory income tax rate	37.62%	38.62%
Expected income taxes	$ 1,045,242	$ 135,232
Add (deduct):		
Stock-based compensation	182,282	59,970
Non-deductible crown charges	1,037,535	52,830
Other	19,072	–
Resource allowance	(888,401)	(30,425)
Acquisition	12,133,484	
Change in valuation allowance	(12,333,483)	(217,607)
Provision for income taxes	$ 1,195,730	$ –
Large Corporations Tax	73,016	(62,584)
Provision for (recovery of) income taxes	$ 1,268,746	$ (62,584)

Future income tax assets or liabilities recognized on the consolidated balance sheets are comprised of temporary differences. The after tax effect of these temporary differences are summarized as follows:

	December 31, 2005	December 31, 2004
Loss carryforwards	$ 9,096,518	$ 11,451,008
Property, plant and equipment	(11,542,348)	1,579,570
Non-coterminous year ends	(3,049,834)	(559,177)
Share issuance costs	360,213	471,720
Asset retirement obligation	719,168	178,191
Calculated future income tax asset	(4,416,283)	13,121,312
Valuation allowance	(787,829)	(13,121,312)
Future income taxes (liability)	$ (5,204,112)	$ –

At December 31, 2005, Rock and its subsidiary have tax pools aggregating $65.5 million (December 31, 2004 – $47.0 million) available for deduction against future taxable income of which $19.4 million (December 31, 2004 – $27.9 million) are non-capital losses. The non-capital losses expire as follows:

2006	$ —
2007	3,048,571
2008	8,705,086
2009	3,790,505
2010	341,636
2011	1,285,777
2012	2,255,432
	$ 19,427,007

10. Financial Instruments

Rock's financial instruments included in the consolidated balance sheets are comprised of cash and cash equivalents, accounts receivable, refundable deposits, bank debt, accounts payable and accrued liabilities and income taxes payable. The fair values of these financial instruments approximate their carrying amount due to the short-term nature of the instruments. A substantial portion of Rock's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Interest rates directly impact interest costs as the Company's current debt facility is based on floating rates. Crude oil sales are referenced to the U.S. dollar, thus the Canadian price realized is directly impacted by Canadian and U.S. dollar exchange rates.

11. Commitments

Obligations with a fixed term are as follows:

	2006	2007	2008	2009	2010
Lease of office premises	$ 375,830	$ 676,041	$894,788	$ 828,122	$ 828,122

ROCK ENERGY INC. ("ROCK" OR THE "COMPANY") is a public energy company engaged in the exploration for and development and production of, crude oil and natural gas, primarily in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions.

Rock evaluates its performance based on net income, operating netback, cash flow from operations and finding and development costs. Cash flow from operations is used by the Company to analyze operations, performance, leverage and liquidity. Operating netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

Rock faces competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing. The Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands and control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated March 16, 2006 and is management's assessment of Rock Energy Inc.'s historical, financial and operating results, together with future prospects, and should be read in conjunction with the audited consolidated financial statements of Rock Energy Inc. for the twelve months ended December 31, 2005.

Basis of Presentation

Rock changed its year end at December 31, 2004 from March 31. In order to make comparisons of periods compatible, information presented for the twelve month period ended December 31, 2004 has been compiled by combining the nine month period ended December 31, 2004 with the three month period ended March 31, 2004. The audited consolidated financial statements will present only the information for the nine month period ended December 31, 2004 and the twelve month period ended December 31, 2005.

Financial measures referred to in this discussion, such as cash flow from operations and cash flow from operations per share, are not prescribed by generally accepted accounting principles ("GAAP"). Cash flow from operations is a key measure that demonstrates the ability to generate cash to fund expenditures. Cash flow from operations is calculated by taking the cash provided by operations from the consolidated statement of cash flows and adding back changes in non-cash working capital. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income or other measures of financial performance calculated in accordance with GAAP.

All barrels of oil equivalent ("boe") conversions in this report are derived by converting gas to oil in the ratio of six thousand cubic feet ("mcf") of gas to one barrel ("bbl") of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain statements and information contained in this document, including but not limited to management's assessment of Rock's future plans and operations, production, reserves, revenue, commodity prices, operating and administrative expenditures, wells drilled, acquisitions and dispositions, cash flow from operations, capital expenditure programs and debt levels, contain forward-looking statements. All statements other than statements of historical fact may be forward looking statements. These statements, by their nature, are subject to numerous risks and uncertainties, some of which are beyond Rock's control including the effect of general economic conditions, industry conditions, regulatory and taxation regimes, volatility of commodity prices, currency fluctuations, the availability of services, imprecision of reserve estimates, geological, technical, drilling and processing problems, environmental risks, weather, the lack of availability of qualified personnel or management, stock market volatility, the ability to access sufficient capital from internal and external sources and competition from other industry participants for, among other things, capital, services, acquisitions of reserves, undeveloped lands and skilled personnel that may cause actual results or events to differ materially from those anticipated in the such forward looking statements. Such forward-looking statements, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made and should not unduly be relied on. These statements speak only as of the date of this document. Rock does not intend and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

All financial amounts are in Canadian dollars unless otherwise noted.

GUIDANCE AND OUTLOOK

The Company issued guidance on November 10, 2005 for projected 2005 and 2006 results. The table below provides the guidance for 2005 along with actual results.

2005 Guidance

	2005 Guidance	Actuals	Change
2005 Production *(boe/d)*			
Annual	1,100 - 1,200	1,122	(2%)
Exit	2,600 - 2,800	2,400	(11%)
2005 Cash Flow			
Annual *(per share)*	$10.7 million ($0.68/sh)	$11.4 million ($0.74/sh)	7%
4th Quarter *(per share)*	$5.3 million ($0.31/sh)	$6.0 million ($0.31/sh)	13%
2005 Capital Budget			
Expenditures	$22 million	$23.6 million	7%
Wells drilled	37 (26.4 net)	33 (22.4 net)	(11%)
Total Debt	$24 million	$24.4 million	2%
Pricing (4th Quarter)			
Oil – WTI	US$58.00/bbl	US$60.02/bbl	3%
Gas – AECO	$10.00/mcf	$11.43/mcf	14%
Cdn/US dollar	0.86	0.85	(1%)

Production averages for the year fell within the guidance range even though the Wild River property was on a reduced rate for the month of November due to maintenance issues at the plant where the gas is processed. The exit rate fell short of the guidance range primarily due to 4 (4.0 net) oil wells not being drilled in the fourth quarter due to licensing issues and two gas wells not being tied in due to pipeline and facilities constraints. Subsequent to year end, three of the four oil wells were drilled and the balance are expected to be drilled in 2006. In January 2006, production increased to over 2,500 boe per day as a result of the two gas wells being tied in. Cash flow from operations was above guidance as higher pricing more than offset higher operating costs. Capital expenditures were higher than forecast primarily due to additional land and seismic purchases and higher than expected costs on certain wells despite drilling four less wells than projected.

Guidance for the 2006 year has been updated to reflect lower gas prices currently being experienced by the industry. The table below updates the Company's previous guidance that was issued November 10, 2005.

	2006 Previous Guidance	2006 Revised Guidance	Change
2006 Production *(boe/d)*			
Annual	2,800 - 3,000	2,800 - 3,000	0%
Exit	3,200 - 3,400	3,200 - 3,400	0%
2006 Cash Flow			
Annual	$26.5 - $28.5 million	$20.5 - $22.5 million	(23%)
Annual – per share	$1.35 - $1.45	$1.04 - $1.14	(22%)
2006 Capital Budget			
Expenditures	$30 million	$30 million	0%
Wells drilled	35 - 40	35 - 40	0%
Total Debt	$25.5 - $27.5 million	$31.5 - $33.5 million	23%
Pricing (Annual)			
Oil – WTI	US$58.00/bbl	US$58.00/bbl	0%
Gas – AECO	CDN$10.00/mcf	CDN$8.00/mcf	(20%)
Cdn/US dollar	0.86	0.86	0%

At this time the Company anticipates maintaining the same production and capital expenditures levels despite lower cash flow from operations. Capital in excess of cash flow from operations is currently shown as being funded through increased debt, however, Rock anticipates funding this difference through a combination of minor property dispositions announced as part of the rationalization program to be completed in the first half of this year and an expanded debt facility which is currently being reviewed. The Company will continue to monitor its cash flow from operations, capital program and debt levels and make adjustments accordingly to ensure the projected debt to cash flow ratio does not exceed 1.5 to 1.0.

Production by Product

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	Change	3 Months Ended 12/31/05	3 Months Ended 12/31/04	Quarterly Change
Gas *(mcf/d)*	**4,476**	520	761%	8,147	665	1,125%
Oil *(bbl/d)*	**133**	77	73%	207	71	192%
Heavy Oil *(bbl/d)*	**187**	0	N.A.	480	0	N.A.
NGL *(bbl/d)*	**56**	17	229%	75	19	295%
boe/d *(6:1)*	**1,122**	181	520%	2,120	201	955%

Production by Area

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	Change	3 Months Ended 12/31/05	3 Months Ended 12/31/04	Quarterly Change
West Central Alberta *(boe/d)*	**598**	N.A.	N.A.	1,189	N.A.	N.A.
Plains *(boe/d)*	**242**	N.A.	N.A.	510	N.A.	N.A.
Other *(boe/d)*	**282**	181	56%	421	201	109%
boe/d *(6:1)*	**1,122**	181	520%	2,120	201	955%

Production increases for 2005 have come from three different sources, first are the ELM/Optimum/Qwest acquisitions that were completed in stages and closed in April and June 2005. At the time of the last closing approximately 1,000 boe per day were added from the acquisitions, 90 percent of which was gas production with the balance being light oil and liquids. Second is a working interest reversion in the fourth quarter of 2005 at our acquired Wild River property (which increased the Company's working interest to 30 percent from 7.5 percent following payout of certain expenditures) adding approximately 500 boe per day of production. Lastly the Company's operated grass roots drilling program contributed the heavy oil additions in the Plains area and additional production from drilling on the acquired properties. Early in January 2006 Rock's production exceeded 2,500 boe per day as additional gas production was brought on stream.

Product Prices

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	Change	3 Months Ended 12/31/05	3 Months Ended 12/31/04	Quarterly Change
Realized Product Prices						
Gas *($/mcf)*	**10.22**	6.72	52%	12.06	6.77	78%
Oil *($/bbl)*	**64.95**	46.42	40%	63.63	55.90	14%
Heavy Oil *($/bbl)*	**27.44**	N.A.	N.A.	24.81	N.A.	N.A.
NGL *($/bbl)*	**56.19**	41.36	36%	58.80	45.09	30%
$/boe *(6:1)*	**55.85**	43.02	30%	60.29	46.68	29%

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	Change	3 Months Ended 12/31/05	3 Months Ended 12/31/04	Quarterly Change
Average Reference Prices						
Gas – Henry Hub Daily Spot *(US$/mcf)*	**8.89**	5.90	51%	12.27	6.35	93%
Gas — AECO C Daily Spot *($/mcf)*	**8.77**	6.55	34%	11.43	6.57	74%
Oil – WTI Cushing *(US$/bbl)*	**56.56**	41.40	37%	60.02	48.28	24%
Oil – Edmonton Light *($/bbl)*	**68.72**	52.54	31%	71.17	57.71	23%
Heavy Oil – Lloydminster blend *($/bbl)*	**42.99**	36.17	19%	41.81	34.89	20%
US$/Cdn$ exchange rate	**0.826**	0.770	7%	0.852	0.819	4%

The Company's gas price premium for the year ended 2005 of 17 percent versus the AECO C reference price is higher than the expected (and fourth quarter) price premium of five percent primarily due to gas production increases being weighted to the last half of the year when gas prices were higher compared to the first half of the year. As a result, the production weighted average price for the Company is higher than the simple average of the reference prices. Similarly the heavy oil price differentials were relatively larger than normally expected due to the higher production levels in the fourth quarter of 2005 when the heavy oil differential was much wider compared to the summer season.

REVENUE

The vast majority of the Company's revenue is derived from oil and gas operations. Other income for 2005 is primarily royalty and sulphur revenue. In prior year periods, other income was primarily interest income earned on cash balances.

Oil & Gas Revenue

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	Change	3 Months Ended 12/31/05	3 Months Ended 12/31/04	Quarterly Change
Gas	**$ 16,696,288**	$ 1,280,279	1,204%	$ 9,042,879	$ 416,123	2,073%
Oil	**3,151,700**	1,307,680	141%	1,214,337	366,865	231%
Heavy Oil	**1,870,764**	0	N.A.	1,094,719	0	N.A.
NGL	**1,154,702**	257,311	349%	407,883	80,302	408%
	22,873,454	2,845,270	704%	11,759,818	863,290	1,262%
Other revenue	**$ 316,933**	$ 352,475	(10%)	$ 100,265	$ 66,299	51%

Oil and gas revenue increased for both the twelve months ended and the three months ended December 31, 2005 over the prior year periods in 2004 due to higher production and higher product prices, particularly natural gas in the fourth quarter of 2005.

Royalties

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	Change	3 Months Ended 12/31/05	3 Months Ended 12/31/04	Quarterly Change
Royalties	**$5,027,245**	$653,969	669%	$2,666,269	$69,118	3,758%
As a percentage of oil and gas revenue	**22.0%**	23.0%	(4%)	22.7%	8.0%	183%
Per boe *(6:1)*	**$12.28**	$9.89	24%	$13.67	$3.73	266%

Royalties increased for both the year ended and the three months ended December 31, 2005 over the prior year periods in 2004 due to higher revenues and prices which has increased the per boe rates. As a percentage of revenue, royalties for the year ended 2005 have decreased versus 2004 primarily due to heavy oil production which generally incurs a lower rate. Royalties for the final quarter of 2004 were lower on a per boe and percentage of revenue basis due to a one time favourable Crown royalty adjustment relating to 2003 and 2004 production.

Operating Expenses

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	Change	3 Months Ended 12/31/05	3 Months Ended 12/31/04	Quarterly Change
Operating expense	**$ 4,470,467**	$ 510,629	776%	$ 2,148,705	$ 140,704	1,427%
Transportation costs	**274,615**	16,550	1,559%	158,062	16,550	855%
	4,745,082	527,179	800%	2,306,767	157,254	1,367%
Per boe *(6:1)*	**$ 11.59**	$ 7.96	46%	$ 11.83	$ 8.48	39%

Operating expenses for both the twelve months ended and three months ended December 31, 2005 have increased over prior year periods due to higher production levels and higher unit costs. The per boe operating expenses have increased in the 2005 periods versus the 2004 periods primarily due to higher costs associated with heavy oil operations and higher costs associated with properties acquired in the second quarter of the year. Heavy oil unit costs tend to be higher in the first several months of producing operations (the "clean up period") due to high initial sand production, additional fuel costs incurred until the operation is capable of running on casing head gas and injected load oil being used during the clean up period which reduces the sales volume from the operations. Production from the majority of the acquired properties is processed through third party facilities and the costs of these arrangements tend to be higher than the cost of processing production through owned facilities. Transportation costs increased over prior year periods as a result of the properties acquired in the second quarter of 2005. Operating expenses per boe decreased about 10 percent from the third quarter to the fourth quarter of 2005 and going forward they are expected to trend down to approximately $10 per boe as the existing heavy oil wells finish their clean up period and startup heavy oil operations represent less of the Company's overall production.

General and Administrative (G&A) Expense

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	Change	3 Months Ended 12/31/05	3 Months Ended 12/31/04	Quarterly Change
Gross	**$ 2,275,327**	$ 1,503,692	51%	$ 613,834	$ 519,287	57%
Per boe *(6:1)*	**5.55**	22.70	(76%)	4.17	28.02	(85%)
Capitalized	**864,688**	544,500	59%	287,555	158,114	82%
Per boe *(6:1)*	**2.11**	8.22	(74%)	1.47	8.53	(83%)
Net	**1,410,639**	959,192	47%	526,279	361,173	46%
Per boe *(6:1)*	**$ 3.44**	$ 14.48	(76%)	$ 2.70	$ 19.49	(86%)

Management's Discussion and Analysis

G&A expense has increased on an absolute basis in 2005 over 2004 as the Company's operations continue to grow and new staff were added. G&A expense on a per boe basis has dropped over prior year periods as production has increased. Rock continues to capitalize certain G&A expenses based on personnel involved in the exploration and development initiatives, including certain salaries and related overhead costs. G&A expenses are expected to rise in 2006 on an absolute basis as the staff complement is higher for the entire year and the Company moves into larger office space, but fall on a per boe basis as overall production increases.

Interest Expense

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	Change	3 Months Ended 12/31/05	3 Months Ended 12/31/04	Quarterly Change
Interest expense (recovery)	$ 457,462	($ 98,025)	N.A.	$ 260,935	$ 231	112,859%
Per boe *(6:1)*	$ 1.12	($ 1.48)	N.A.	$ 1.34	$ 0.01	13,300%

Interest expense in 2005 was incurred as a result of bank borrowings during the year. Interest expense was recovered in 2004 due to a reversal of an accrual made in the prior fiscal period.

Depletion, Depreciation, and Accretion (DD&A)

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	Change	3 Months Ended 12/31/05	3 Months Ended 12/31/04	Quarterly Change
D&D expense	$ 8,211,007	$ 426,462	1,825%	$ 3,994,093	$ 157,528	2,438%
Per boe *(6:1)*	$ 20.05	$ 6.45	211%	$ 20.46	$ 8.50	141%
Accretion expense	$ 75,996	$ 18,955	301%	$ 30,723	$ 6,013	411%
Per boe *(6:1)*	$ 0.19	$ 0.29	(34%)	$ 0.16	$ 0.32	(51%)

Depletion and depreciation expense has increased over prior year periods primarily due to the higher production and higher cost base of the properties acquired in the second quarter of 2005.

The Company's asset retirement obligation ("ARO") represents the present value of estimated future costs to be incurred to abandon and reclaim the Company's wells and facilities. The discount rate used is eight percent.

Accretion represents the change in the time value of ARO. The underlying ARO may be increased over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can also be reduced as a result of abandonment work undertaken and reducing future obligations. During the year ended December 31, 2005 capital programs increased the underlying ARO by $1,582,632 (December 31, 2004: $203,260) and actual expenditures on abandonments were $43,863 (December 31, 2004: nil).

INCOME TAX

The Company began to pay capital taxes in 2005 as its capital base increased significantly following the acquisitions completed in the second quarter of 2005. Rock does not have current income tax payable and does not expect to pay current income taxes in 2006 as the Company has, on a consolidated basis, estimated resource pools and loss carryforwards available at December 31, 2005 (after the allocation of deferred partnership income) of approximately $63.8 million as set out on the following page.

CEE	$ 7.9 million
CDE	$ 7.5 million
COGPE	$ 17.5 million
UCC	$ 11.5 million
Loss carryforwards	$ 19.4 million
Total	$ 63.8 million

Cash Flow from Operations and Net Income

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	Change	3 Months Ended 12/31/05	3 Months Ended 12/31/04	Quarterly Change
Cash flow from operations	**$11,433,260**	$1,218,014	839%	$6,030,417	$ 404,397	1,389%
Per boe *(6:1)*	**$ 27.92**	$ 18.39	52%	$ 30.86	$ 21.82	41%
Per share:						
Basic	**$ 0.74**	$ 0.14	429%	$ 0.31	$ 0.04	675%
Diluted	**$ 0.74**	$ 0.14	429%	$ 0.31	$ 0.04	675%
Net income	**$ 1,509,675**	$ 571,020	345%	$ 747,257	$ 182,577	309%
Per boe *(6:1)*	**$ 3.69**	$ 8.62	(57%)	$ 3.83	$ 9.85	(61%)
Per share:						
Basic	**$ 0.10**	$ 0.06	63%	$ 0.04	$ 0.02	100%
Diluted	**$ 0.10**	$ 0.06	67%	$ 0.04	$ 0.02	100%
Weighted average shares outstanding:						
Basic	**15,436,835**	8,867,297	74%	19,596,420	9,180,697	113%
Diluted	**15,500,963**	8,990,885	72%	19,682,166	9,243,296	113%

The number of shares has increased in 2005 over 2004 levels primarily as a result of the issuance of 10.3 million shares issued in conjunction with the acquisitions completed in the second quarter of 2005.

Cash flow from operations for the 2005 periods increased significantly over 2004 levels primarily due to higher production and product prices partially offset by higher royalties, operating costs, interest and G&A expenses. Net income for the 2005 periods also improved over the 2004 periods however, increased DD&A and deferred income taxes lowered net income per boe in 2005 compared to 2004.

Capital Expenditures

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	Change	3 Months Ended 12/31/05	3 Months Ended 12/31/04	Quarterly Change
Land	**$ 3,737,172**	$ 2,198,652	70%	$ 1,663,895	$ 1,102,522	51%
Seismic	**1,760,538**	789,668	123%	878,370	274,500	220%
Drilling & completion	**12,450,597**	2,137,599	482%	4,279,534	1,743,615	145%
Capitalized G&A	**864,688**	544,500	59%	287,555	158,114	82%
Facilities	**4,357,801**	523,721	732%	1,538,650	523,721	194%
Total operations	**$ 23,170,796**	$ 6,194,140	274%	$ 8,648,004	$ 3,802,472	127%
Property acquisitions	**60,593,475**	Nil	N.A.	Nil	Nil	N.A.
Well site facilities inventory	**400,824**	Nil	N.A.	(894,520)	Nil	N.A.
Office equipment	**72,310**	58,177	24%	14,886	49,750	(70%)
Total	**$ 84,237,405**	$ 6,252,317	1,247%	$ 7,768,370	$ 3,852,222	102%

Capital expenditures increased dramatically during 2005 as the Company drilled 33 (22.4 net) wells, purchased 7,844 acres at land sales and completed the ELM/Optimum/Qwest acquisitions. In aggregate, capital expenditures increased over 13 fold in 2005 compared to 2004 led by acquisitions of $60.6 million. Capital expenditures on operations increased over three fold as expenditures increased in all activities particularly drilling and well site facilities. In 2005, Rock drilled 20 (20 net) operated wells and 13 (2.4 net) non-operated wells for an 80 percent success rate compared to nine (9.0 net) operated wells and a 67 percent success rate in 2004. All the operated wells were drilled in our Plains core area and most of these wells were targeting heavy oil. Rock had no production from this area at the beginning of 2005 and exited with approximately 680 boe per day. In 2005 non-operated wells were drilled on the acquired properties with the most significant drilling occurring in the West Central Alberta core area with five (0.6 net) gas wells in the Musreau area and two (0.9 net) oil wells in the Niton area. Production on the acquired properties has increased from approximately 1,000 boe per day post closing in June 2005 to 1,600 boe per day by year end including the working interest reversion at Wild River. With the acreage acquired during the year plus the undeveloped acreage obtained in the acquisitions, Rock had over 36,000 net undeveloped acres at year end.

LIQUIDITY AND CAPITAL RESOURCES

Rock's current approved capital budget for 2006 projects spending of $30 million. In 2006 cash flow from operations is expected to range from approximately $20.5 to $22.5 million. The capital spending in excess of cash flow is intended to be funded through two different sources. First, Rock has announced an asset rationalization program through which minor properties have been identified for sale. The Company expects that up to $10 million may be raised through the disposition of these assets. Second, the Company's bank facility is currently being reviewed and an increase is expected given the increase in the Company's reserves. The Company will continue to monitor capital expenditures, cash flow from operations and debt levels and make adjustments accordingly, in order to ensure the projected debt to cash flow ratio does not exceed 1.5 to 1.0.

The Company has a demand operating loan facility with a Canadian chartered bank. The facility is subject to the bank's valuation of the Company's oil and gas assets and the credit currently available is $25 million. The facility bears interest at the bank's prime rate or at prevailing bankers' acceptance rate plus an applicable bank fee. The facility also bears a standby charge for un-drawn amounts. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facility is currently under its annual review. As at March 16, 2006 approximately $24.7 million was drawn under the facility.

SELECTED ANNUAL DATA

The following table provides selected annual information for Rock. For the period prior to 2004, the information represents the operations of Rock Energy Ltd. which was acquired by Rock Energy Inc. in January 2004.

	12 Months Ended 12/31/05	12 Months Ended 12/31/04	12 Months Ended 12/31/03
Production *(boe/d)*	**1,122**	181	176
Oil and gas revenues *($000)*	**$ 22,873**	$ 2,845	$ 2,485
Price realizations *($/boe)*	**$ 55.85**	$ 43.02	$ 38.65
Royalties *($/boe)*	**$ 12.28**	$ 9.89	$ 9.62
Operating expense *($/boe)*	**$ 11.59**	$ 7.97	$ 7.74
Field netback *($/boe)*	**$ 31.98**	$ 25.16	$ 21.29
Net G&A expense *($000)*	**$ 1,411**	$ 959	$ 658
Stock-based compensation *($000)*	**$ 485**	$ 202	$ nil
Cash flow from operations *($000)*	**$ 11,433**	$ 1,218	$ 585
Per share – basic	**$ 0.74**	$ 0.14	$ 0.17
Per share – diluted	**$ 0.74**	$ 0.14	$ 0.17
Net income *($000)*	**$ 1,510**	$ 571	$ 314
Per share – basic	**$ 0.10**	$ 0.06	$ 0.09
Per share – diluted	**$ 0.10**	$ 0.06	$ 0.09
	As at 12/31/05	As at 12/31/04	As at 12/31/03
Total assets *($000)*	**$ 99,604**	$ 25,057	$ 5,831
Total liabilities *($000)*	**$ 39,385**	$ 2,693	$ 492

SELECTED QUARTERLY DATA

The following table provides selected quarterly information for Rock.

	3 Months Ended 12/31/05	3 Months Ended 09/30/05	3 Months Ended 06/30/05	3 Months Ended 03/31/05	3 Months Ended 12/31/04	3 Months Ended 09/30/04	3 Months Ended 06/30/04	3 Months Ended 03/31/04
Production *(boe/d)*	**2,120**	1,343	693	309	201	165	171	186
Oil and gas revenues *($000)*	**$ 11,760**	$ 7,031	$ 2,924	$ 1,159	$ 863	$ 653	$ 662	$ 667
Price realizations *($/boe)*	**$ 60.29**	$ 56.90	$ 46.36	$ 41.65	$ 46.48	$ 42.90	$ 42.54	$ 39.48
Royalties *($/boe)*	**$ 13.67**	$ 11.61	$ 10.39	$ 9.73	$ 3.73	$ 14.70	$ 11.08	$ 11.16
Operating expense *($/boe)*	**$ 11.83**	$ 13.19	$ 8.62	$ 9.49	$ 8.48	$ 9.15	$ 7.67	$ 6.56
Field netback *($/boe)*	**$ 34.79**	$ 32.10	$ 27.35	$ 22.43	$ 34.27	$ 19.05	$ 23.79	$ 21.76
Net G&A expense *($000)*	**$ 526**	$ 329	$ 282	$ 274	$ 361	$ 227	$ 160	$ 211
Stock-based compensation *($000)*	**$ 257**	$ 131	$ 55	$ 42	$ 58	$ 51	$ 46	$ 46
Cash flow from operations *($000)*	**$ 6,020**	$ 3,553	$ 1,469	$ 392	$ 404	$ 237	$ 276	$ 301
Per share – basic	**$ 0.31**	$ 0.18	$ 0.11	$ 0.04	$ 0.04	$ 0.03	$ 0.03	$ 0.04
Per share – diluted	**$ 0.31**	$ 0.18	$ 0.11	$ 0.04	$ 0.04	$ 0.03	$ 0.03	$ 0.03
Net income *($000)*	**$ 747**	$ 634	$ 77	$ 51	$ 183	$ 85	$ 145	$ 158
Per share – basic	**$ 0.04**	$ 0.03	$ 0.01	$ 0.01	$ 0.02	$ 0.01	$ 0.02	$ 0.02
Per share – diluted	**$ 0.04**	$ 0.03	$ 0.01	$ 0.01	$ 0.02	$ 0.01	$ 0.02	$ 0.02
Capital expenditures *($000)*	**$ 7,768**	$ 7,920	$ 66,411	$ 2,138	$ 3,852	$ 1,063	$ 1,019	$ 319
	As at 12/31/05	As at 09/30/05	As at 06/30/05	As at 03/31/05	As at 12/31/04	As at 09/30/04	As at 06/30/04	As at 03/31/04
Working capital *($000)*	**$(24,442)**	$(22,643)	$(18,093)	$10,297	$12,043	$14,497	$15,323	$16,065

Production has continued to grow over the past five quarters as the Company has been expanding its grass roots exploration and development program and the completed acquisitions. Over the same time period Rock has also generally benefited from improved product prices which have positively impacted revenues while increasing per boe royalty rates. Operating expenses have increased over the same time frame due to higher start up costs on heavy oil operations, higher cost operations that were acquired and cost pressures experienced by the industry. With increased activity levels capital expenditures have grown which has been funded through cash flow from operations and working capital. Equity was used to fund a portion of the acquisitions cost in the second quarter of 2005.

Reserves

Rock's reserves have been independently evaluated by GLJ Petroleum Consultants Ltd. ("GLJ"). This is the second year GLJ has evaluated these reserves. GLJ also previously evaluated the reserves of the properties acquired in the ELM/Optimum/Qwest acquisitions. The reserves as at December 31, 2005 have been evaluated in accordance with *National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101")*. The previous reserve report at December 31, 2004 followed this standard as well. The following tables provide a reconciliation of the reserves between the two reserve reports. NI 51-101 requires reserves to be reconciled on a net basis (after deducting royalties) ("net interest"). In addition, in the tables below we have also reported a reserves reconciliation on a gross basis (before deducting royalties and without including any royalty interest) ("gross interest").

Rock's gross interest reserves at year end 2005 are 4.0 million boe total proved reserves and 5.9 million boe proved plus probable reserves. The growth in gross interest reserves resulted from oil and gas operations (net of revisions) of 1.2 million boe total proved reserves and 2.2 million boe proved plus probable reserves and from the ELM/Optimum/Qwest acquisitions completed in the second quarter of 2005 which contributed 2.4 million boe proved reserves and 3.2 million boe proved plus probable reserves. The acquired reserve volume differs from the pro forma volume as at December 31, 2004 previously announced of 4.1 million boe proved plus probable reserves (2.9 million boe proved reserves) due to:

- a reduction in reserves as a result of production from the previous evaluation date (December 31, 2004) to the closing dates (April 7 and June 17, 2005) the value of which the Company received as a purchase price adjustment,
- a reduction in reserves as a result of production during the delay in the Wild River property interest reversion from the first quarter of 2005 to the fourth quarter of 2005 the value of which the Company benefited from as reduced capital expenditures,
- a reserve volume adjustment for overriding royalties that were included in the "Company interest reserves" at December 31, 2004 but which had been eliminated, and therefore had no effect on the present value of reserves at December 31, 2004, and
- negative revisions, partially offset by positive revisions, due to the volumetric nature of the evaluation of the reserves when they were evaluated at December 31, 2004.

RESERVES RECONCILIATION

The following table is a reconciliation of Rock's "Gross Interest" reserves at year-end December 31, 2005 using GLJ's forecast pricing and cost estimates as at December 31, 2005.

Reconciliation of Company Gross Interest Reserves by Principal Product Type Forecast Prices and Costs

	Oil		NGL		Heavy Oil		Gas		Equivalent boe	
Factors	Proved (mbbl)	Proved Plus Probable (mbbl)	Proved (mbbl)	Proved Plus Probable (mbbl)	Proved (mbbl)	Proved Plus Probable (mbbl)	Proved (mmcf)	Proved Plus Probable (mmcf)	Proved (mboe)	Proved Plus Probable (mboe)
December 31, 2004	220	347	56	63	176	333	1,838	2,531	758	1,065
Additions[1]	24	33	12	17	965	1,883	1,121	1,606	1,188	2,201
Technical revisions[2]	17	30	(4)	(3)	46	(60)	(146)	(330)	35	(71)
Acquisitions	116	161	68	90	0	0	13,280	17,417	2,397	3,154
Dispositions	0	0	0	0	0	0	0	0	0	0
Production	(46)	(46)	(21)	(21)	(59)	(59)	(1,666)	(1,666)	(403)	(403)
December 31, 2005	331	427	111	146	1,128	2,096	14,427	19,657	3,975	5,945

[1] Additions include discoveries, extensions, infill drilling and improved recovery. [2] Technical revisions include technical revisions and economic factors.
Note: Figures may not add due to rounding.

The following table is a reconciliation of Rock's "Net Interest" reserves at year-end December 31, 2005 using GLJ's forecast pricing and cost estimates as at December 31, 2005.

Reconciliation of Company Net Interest Reserves by Principal Product Type Forecast Prices and Costs

	Oil		NGL		Heavy Oil		Gas		Equivalent boe	
Factors	Proved (mbbl)	Proved Plus Probable (mbbl)	Proved (mbbl)	Proved Plus Probable (mbbl)	Proved (mbbl)	Proved Plus Probable (mbbl)	Proved (mmcf)	Proved Plus Probable (mmcf)	Proved (mboe)	Proved Plus Probable (mboe)
December 31, 2004	186	209	40	46	151	289	1,427	2,016	615	880
Additions[1]	21	28	8	12	788	1,533	808	1,169	951	1,768
Technical revisions[2]	17	30	(2)	0	39	(58)	(142)	(206)	32	(63)
Acquisitions	104	145	45	60	0	0	9,749	12,823	1,773	2,342
Dispositions	0	0	0	0	0	0	0	0	0	0
Production	(41)	(41)	(14)	(14)	(52)	(52)	(1,194)	(1,194)	(306)	(306)
December 31, 2005	286	371	78	102	926	1,712	10,648	14,608	3,065	4,621

[1] Additions include discoveries, extensions, infill drilling and improved recovery. [2] Technical revisions include technical revisions and economic factors.
Note: Figures may not add due to rounding.

RESERVES AND NET PRESENT VALUE (FORECAST PRICES AND COSTS)

The following tables summarize Rock's remaining oil and gas reserve volumes along with the value of future net revenue utilizing GLJ's forecast pricing and cost estimates as at December 31, 2005.

Reserves

	Oil		NGL		Heavy Oil		Gas	
Reserves Category	Gross (mbbl)	Net (mbbl)	Gross (mbbl)	Net (mbbl)	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)
Proved								
Proved Producing	304	262	103	73	824	676	11,925	8,781
Proved Non-Producing	27	25	7	5	0	0	1,182	941
Proved Undeveloped	0	0	0	0	305	260	1,320	926
Total Proved	331	286	111	78	1,128	926	14,427	10,648
Probable Additional	96	85	35	25	968	786	5,230	3,960
Total Proved Plus Probable	427	371	146	102	2,096	1,712	19,657	14,608

Note: Figures may not add due to rounding.

Net Present Value of Future Net Revenue

	Before Income Taxes					After Income Taxes				
	Discounted at (% per year)					Discounted at (% per year)				
	0	5	10	15	20	0	5	10	15	20
Reserves Category	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Proved										
Proved Producing	77,452	67,654	60,571	55,182	50,918	72,965	63,796	57,214	52,230	48,300
Proved Non-Producing	4,968	3,960	3,315	2,849	2,490	3,414	2,590	2,091	1,746	1,488
Proved Undeveloped	4,034	3,137	2,459	1,936	1,527	2,566	1,851	1,330	941	646
Total Proved	86,454	74,751	66,344	59,967	54,935	78,945	68,236	60,635	54,918	50,434
Probable Additional	35,495	26,506	20,971	17,224	14,514	24,173	17,657	13,735	11,120	9,249
Total Proved Plus Probable	121,950	101,256	87,315	77,191	69,449	103,118	85,893	74,370	66,038	59,683

Note: Figures may not add due to rounding.

Reserves and Net Present Value (Constant Prices and Costs)

The following tables summarize Rock's remaining oil and gas reserve volumes along with the value of future net revenue utilizing GLJ's pricing based on benchmark reference prices posted at or near December 31, 2005 with adjustments for oil differential and gas heating values applied to arrive at a company average. Capital and operating costs were not inflated.

Reserves

	Oil		NGL		Heavy Oil		Gas	
Reserves Category	Gross (mmbl)	Net (mmbl)	Gross (mmbl)	Net (mmbl)	Gross (mmbl)	Net (mmbl)	Gross (mmcf)	Net (mmcf)
Proved								
Proved Producing	309	266	105	74	808	668	12,024	8,867
Proved Non-Producing	27	25	7	5	0	0	1,182	941
Proved Undeveloped	0	0	0	0	305	253	1,320	926
Total Proved	336	291	113	79	1,112	921	14,526	10,734
Probable Additional	99	88	36	25	968	797	5,201	3,938
Total Proved Plus Probable	435	379	149	104	2,081	1,718	19,727	14,672

Note: Figures may not add due to rounding.

Net Present Value of Future Net Revenue

	Before Income Taxes					After Income Taxes				
	Discounted at (% per year)					Discounted at (% per year)				
	0	5	10	15	20	0	5	10	15	20
Reserves Category	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Proved										
Proved Producing	91,689	77,154	67,156	59,848	54,252	82,801	70,198	61,531	55,185	50,312
Proved Non-Producing	6,785	5,265	4,312	3,638	3,129	4,643	3,497	2,816	2,347	1,999
Proved Undeveloped	5,785	4,444	3,440	2,676	2,085	3,841	2,794	2,035	1,472	1,046
Total Proved	104,260	86,863	74,909	66,162	59,466	91,284	76,489	66,382	59,004	53,357
Probable Additional	43,280	30,920	23,684	18,962	15,644	29,149	20,472	15,473	12,240	9,980
Total Proved Plus Probable	147,540	117,783	98,593	85,124	75,110	120,433	96,961	81,855	71,244	63,337

Note: Figures may not add due to rounding.

PRICING ASSUMPTIONS

The following benchmark prices, inflation rates and exchange rates were used by GLJ for the Constant Prices and Costs evaluation and the Forecast Prices and Costs evaluation.

Summary of Pricing and Cost Rate Assumptions as of December 31, 2005 Constant Prices and Costs

Edmonton Par Oil Price 40 API (CDN$/bbl)	AECO Gas Price (CDN$/mcf)	NGL (CDN$/bbl)
$68.27	$9.71	$71.87

Summary of Pricing and Cost Rate Assumptions as of December 31, 2005 Forecast Prices and Costs

	Oil				NGL				Gas		
Year	WTI Cushing ($US/bbl)	Edmonton Reference Price ($bbl)	Medium 29 API ($bbl)	Hardisty Heavy 12API ($bbl)	Edmonton Propane ($bbl)	Edmonton Butane ($bbl)	Edmonton Pentane ($bbl)	Ethane ($bbl)	AECO-C ($/mcf)	CDN/US Exchange Rate	Cost Inflation Rate (%/year)
2006	57.00	66.25	55.75	33.25	42.50	49.00	67.00	36.00	10.60	0.85	2
2007	55.00	64.00	55.25	32.75	41.00	47.25	65.25	31.25	9.25	0.85	2
2008	51.00	59.25	51.25	32.50	38.00	43.75	60.50	27.00	8.00	0.85	2
2009	48.00	55.75	48.25	32.00	35.75	41.25	56.75	25.25	7.50	0.85	2
2010	46.50	54.00	46.75	32.00	34.50	40.00	55.00	24.25	7.20	0.85	2
2011	45.00	52.25	45.25	33.50	33.50	38.75	53.25	23.25	6.90	0.85	2
2012	45.00	52.35	45.25	33.50	33.50	38.75	53.25	23.35	6.90	0.85	2
2013	46.00	53.25	46.00	34.00	34.00	39.50	54.25	23.75	7.05	0.85	2
2014	46.75	54.25	47.00	34.75	34.75	40.25	55.25	24.35	7.20	0.85	2
2015	47.75	55.50	48.00	35.25	35.50	41.00	56.50	25.00	7.40	0.85	2
2016	48.75	56.50	48.75	36.00	36.25	41.75	57.75	25.50	7.55	0.85	2
2017+	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	0.85	2

FINDING, DEVELOPMENT AND ACQUISITION COSTS

The following table summarizes Rock's finding, development and acquisition costs for the year ended December 31, 2005 and the nine months ended 2004 including future development costs. Due to the change in the Company's year end in 2004 only nine month data is been shown for finding and development costs for 2004 given the availability of independent reserve information for that time period.

		Year ended Dec 31, 2005		Nine months Ended Dec 31, 2004
Oil and Gas Operations:				
Proved finding and development costs				
Capital expenditures[1] *($000)*	$	22,912	$	5,876
Future capital costs *($000)*		962		1,774
Total capital *($000)*	$	23,874	$	7,650
Reserve additions[2] *(mboe)*		1,188		294
Proved finding and development costs *($/boe)*	$	20.10	$	26.02
Proved + Probable finding and development costs				
Capital expenditures[1] *($000)*	$	22,912	$	5,876
Future capital costs *($000)*		3,900		3,051
Total capital *($000)*	$	26,812	$	8,927
Reserve additions[2] *(mboe)*		2,201		551
Proved + Probable finding and development costs *($/boe)*	$	12.18	$	16.20
Acquisitions:				
Proved finding and development costs – Acquisitions				
Capital expenditures[1] *($000)*	$	60,853		N.A.
Future capital costs *($000)*		3,647		N.A.
Total capital *($000)*	$	64,500		N.A.
Reserve additions *(mboe)*		2,397		N.A.
Proved finding and development costs *($/boe)*	$	26.91		N.A.
Proved + Probable finding and development costs – Acquisitions				
Capital expenditures[1] *($000)*	$	60,853		N.A.
Future capital costs *($000)*		3,733		N.A.
Total capital *($000)*	$	64,586		N.A.
Reserve additions *(mboe)*		3,154		N.A.
Proved + Probable finding and development costs *($/boe)*	$	20.48		N.A.
Total Activities:				
Total Proved finding and development costs				
Capital expenditures[1] *($000)*	$	83,765	$	5,876
Future capital costs *($000)*		4,609		1,774
Total capital *($000)*	$	88,374	$	7,650
Reserve additions[3] *(mboe)*		3,620		273
Total Proved finding and development costs *($/boe)*	$	24.41	$	21.52
Total Proved + Probable finding and development costs				
Capital expenditures[1] *($000)*	$	83,765	$	5,876
Future capital costs *($000)*		7,633		3,051
Total capital *($000)*	$	91,398	$	8,927
Reserve additions[3] *(mboe)*		5,284		422
Total Proved + Probable finding and development costs *($/boe)*	$	17.30	$	21.15

[1] Capital expenditures include capitalized G&A which has been allocated between oil and gas operations and acquisitions and exclude purchases of equipment still held in inventory and office equipment of $0.5 million.

[2] Reserve additions exclude revisions.

[3] Reserve additions include revisions.

Finding and development costs are broken down between oil and natural gas operations, acquisitions and total activities. Oil and natural gas operations include all capital activities the Company participated in, including operations on the acquired properties after their respective closing dates. Finding and development costs on operations improved in 2005 compared to 2004 primarily due to our grass roots program. Capital costs on operations for 2005 and 2004 include a relatively high land and seismic component, 23 percent and 48 percent of expenditures respectively. The 2006 capital budget has approximately 25 percent of the spending allocated to land and seismic as the Company continues to build its grass roots program particularly in the West Central Alberta core area. Finding and development costs on the acquired properties are based on the reserve evaluation as at December 31, 2005 and have then been increased by the amount of production from the closing date to December 31, 2005 to arrive at the reserves purchased. Finding and development costs for total activities include both operations and acquisitions but also include reserve revisions.

LAND HOLDINGS

The following table summarizes Rock's land holdings as at December 31, 2005 and December 31, 2004.

(acres)		Dec 31, 2005	Dec 31, 2004	Change
Developed	– Gross	**79,188**	2,954	3,581%
	– Net	**31,378**	2,842	1,004%
Undeveloped	– Gross	**79,666**	12,059	561%
	– Net	**36,898**	11,933	209%.
Total	– Gross	**158,854**	15,013	958%
	– Net	**68,276**	14,775	362%

NET ASSET VALUE

The following table summarizes Rock's net asset value and net asset value per share as at December 31, 2005 and December 31, 2004.

	Dec 31, 2005	Dec 31, 2004	Change
Proved plus probable reserves[1] *($000)*	**87,315**	9,885	783%
Undeveloped land[2] *($000)*	**8,448**	3,651	131%
Seismic[3] *($000)*	**2,617**	857	205%
Working capital including debt *($000)*	**(24,442)**	12,042	N.A.
Option proceeds *($000)*	**5,053**	1,858	172%
Net Asset Value (Fully diluted) *($000)*	**78,991**	28,293	179%
Fully diluted shares *(000)*	**20,758**	9,757	113%
Net asset value per share	**$3.81**	$2.90	31%

(1) Proved plus probable reserves value is based on working interest reserves using GLJ Petroleum Consultants Ltd. January 2006 forecast prices discounted at 10 percent.

(2) Undeveloped land value is based on the actual cost of land purchased at land sales and land acquired from ELM/Optimum/Qwest in the second quarter of 2005 has been valued at $100 per acre.

(3) Seismic value is based on actual cost of seismic acquired or purchased.

CONTRACTUAL OBLIGATIONS

In the course of its business, the Company enters into various contractual obligations including the following:

- royalty agreements
- processing agreements
- right of way agreements
- lease obligations for office premises

Obligations with a fixed term are as follows:

	2006	2007	2008	2009	2010
Office premise leases	$ 375,830	$ 676,041	$ 894,788	$ 828,122	$ 828,122
Demand bank loan[1]	$22,976,365				

[1] *The demand bank loan is currently under its annual review and is expected to remain in place.*

OUTSTANDING SHARE DATA

At December 31, 2005 and to date, Rock had 19,637,321 common shares outstanding. At December 31, 2005 the Company had 1,220,332 stock options outstanding with an average exercise price of $4.51 per share. Subsequent to the year-end, an additional 90,000 stock options were issued.

OFF BALANCE SHEET ARRANGEMENTS

Rock does not have any special purpose entities nor is it party to any arrangement that would be excluded from the balance sheet.

RELATED PARTY TRANSACTIONS

The Company has not entered into any related party transactions during the reporting period.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as at December 31, 2005 and based on that evaluation, believe them to be effective given the size and nature of the Company's operations. All control systems by their nature have inherent limitations and therefore Rock's disclosure controls and procedures are believed to provide reasonable, but not absolute, assurance that;

- the communications by the Company with the public are timely, factual and accurate and broadly disseminated in accordance with all applicable legal and regulatory requirements,
- non-publicly disclosed information remains confidential, and
- trading of the Company's securities by directors, officers and employees remain in compliance with applicable securities laws.

CHANGE IN ACCOUNTING POLICIES

There has been no change in accounting policies since the Company's last fiscal year end.

CRITICAL ACCOUNTING ESTIMATES

Rock's financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). A comprehensive discussion of our significant accounting policies is contained in Note 2 to the audited consolidated financial statements. These accounting policies are subject to estimates and key judgments about future events, many of which are beyond our control. The following is a discussion of the accounting estimates that are critical to the financial statements.

Oil and Gas Accounting – Reserves Recognition Rock retained independent petroleum engineering consultants GLJ Petroleum Consultants Ltd. to evaluate our oil and natural gas reserves, prepare an evaluation report, and report to the Company's Reserves Committee. The process of estimating oil and natural gas reserves is subjective and involves a significant number of decisions and assumptions in evaluating available geological, geophysical, engineering and economic data. These estimates will change over time as additional data from ongoing development and production activities becomes available and as economic conditions affecting oil and natural gas prices and costs change. Reserves can be classified as proved, probable or possible with decreasing levels of certainty to the likelihood that the reserves will be ultimately produced.

Oil and Gas Accounting – Full Cost Accounting Under the full cost method of accounting for exploration and development activities, all costs associated with these activities are capitalized. The aggregate net capitalized costs and estimated future abandonment costs, less estimated salvage values, is amortized using the unit-of-production method based on estimated proved oil and gas reserves resulting in a depletion expense. The depletion expense is most affected by the estimate of proved reserves and the cost of unproved properties. Unproved costs are reviewed quarterly to determine if proved reserves have been established, at which point the associated costs are included in the depletion calculation. Changes to any of these estimates may affect Rock's earnings.

Under the full cost method of accounting, the Company's investment in oil and gas assets is evaluated at least annually to consider whether the investment is recoverable and the carrying amount does not exceed the value of the properties, the "ceiling test". The carrying value of oil and natural gas properties and production equipment is compared to the sum of undiscounted cash flows expected to result from Rock's proved reserves. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying value of property and equipment to the estimated net present value of future cash flows from proved plus probable reserves using a risk free interest rate. Any excess carrying value above the net present value of the future cash flows is recorded as a permanent impairment. Reserve, revenue, royalty and operating cost estimates and the timing of future cash flows are all critical components of the ceiling test. Revisions of these estimates could result in a write down of the carrying amount of oil and gas properties.

Asset Retirement Obligations The Company recognizes the estimated fair value for an asset retirement obligation ("ARO") in the period in which it is incurred as a liability, and records a corresponding increase in the carrying value of the related asset. The future asset retirement obligation is an estimate based on the Company's ownership interest in wells and facilities and reflects estimated costs to complete the abandonment and reclamation as well as the estimated timing of the costs to be incurred in future periods. Estimates of the costs associated with abandonment and reclamation activities require judgment concerning the method, timing and extent of future retirement activities. The capitalized amount is depleted on a unit-of-production method over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and this accretion amount is charged to earnings in the period. Actual costs incurred on settlement of the ARO are charged against the ARO. Judgments affecting current and annual expense are subject to future revisions based on changes in technology, abandonment timing, costs, discount rates and the regulatory environment.

Stock-based Compensation Stock options issued to employees and directors under the Company's stock option plan are accounted for using the fair value method of accounting for stock-based compensation. The fair value of the option is recognized as stock-based compensation expense and contributed surplus over the vesting period of the option. Stock-based compensation expense is determined on the date of an option grant using a Black-Scholes option pricing model. A Black-Scholes pricing model requires the estimation of several variables including estimated volatility of Rock's stock price over the life of the option, estimated option forfeitures, estimated life of the option, estimated risk free rate and estimated dividend rate. A change to these estimates would alter the valuation of the option and would result in a different related stock-based compensation expense.

BUSINESS RISKS

Rock is exposed to a number of business risks, some of which are beyond its control like all companies in the oil and gas exploration and production industry. These risks can be categorized as operational, financial and regulatory.

Operational risks include generating, finding and developing, and acquiring oil and gas reserves on an economical basis (including acquiring land rights or gaining access to land rights), reservoir production performance, marketing, production, hiring and retaining employees and accessing contract services on a cost effective basis. We attempt to mitigate these risks by employing highly qualified staff and operating in areas where employees have expertise. In addition we outsource certain activities to be able to leverage on industry expertise, without having the burden of hiring full time staff given the current scope of operations. Typically the Company has outsourced the marketing and certain land functions. Rock is attempting to acquire oil and gas operations; however Rock will be competing against many other companies for such operations many of which will have greater access to resources. As a small company, gaining access to contract services may be difficult given the high activity levels the industry has been experiencing, but we will attempt to mitigate this risk by utilizing existing relationships.

Financial risks include commodity prices, the Canadian/US exchange rate and interest rates, all of which are largely beyond the Company's control. Currently we have not used any financial instruments to mitigate these risks. We would consider using these financial instruments depending on the operating environment. The Company also will require access to capital. Currently Rock has long-term debt in place and intends to use its debt capacity in the future in conjunction with capital expenditures including acquisitions. We intend to use prudent levels of debt to fund capital programs based on the expected operating environment. We also intend to access equity markets to fund opportunities, however the ability to access these markets will be determined by many factors, many of which will be beyond the control of the Company.

Rock is subject to various regulatory risks, principally environmental in nature. The Company has put in place a corporate safety program and a site-specific emergency response program to help manage these risks. The Company hires third party consultants to help develop and manage these programs and help Rock comply with current environmental legislation.

ADDITIONAL INFORMATION

Further information regarding the Company, including the Company's Annual Information Form, can be accessed under the Company's public filings found on Sedar at www.sedar.com. Information can also be obtained by contacting the Company at Rock Energy Inc., Suite 1800, 700 - 9th Avenue S.W., Calgary, Alberta, T2P 3V4.

ROCK ENERGY INC.
(the "Corporation")

CODE OF BUSINESS CONDUCT AND ETHICS

I. Introduction

Rock Energy Inc. ("Rock" or the "Corporation") requires the highest standards of professional and ethical conduct from our directors, officers and employees. Our reputation among our shareholders for honesty and integrity is key to the success of our business. No employee will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings.

We intend that the Corporation's business practices will be compatible with the economic and social priorities of each location in which we operate. Although customs and standards of ethics may vary in different business environments, honesty and integrity must always characterize our business activity.

This Code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which all employees are expected to comply. Please read this Code carefully.

In addition to following this Code in all aspects of your business activities, you are expected to seek guidance in any case where there is a question about compliance with both the letter and spirit of our policies and applicable laws. This Code sets forth general principles and does not supersede the specific policies and procedures that are covered in the specific policies statements, such as the Disclosure, Confidentiality and Trading Policy. References in this Code of Ethics to the Corporation means the Corporation or any of its subsidiaries. Violation of these policies may result in disciplinary actions up to and including discharge from the Corporation.

Your cooperation is necessary to the continued success of our business and the cultivation and maintenance of our reputation as a good corporate citizen.

II. Conflicts of Interest

A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, in any way with the interests of the Corporation. A conflict situation can arise when an employee takes actions or has interests that may make it difficult to perform his or her work effectively. Conflicts of interest also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Corporation. Loans to, or guarantees of obligations of, such persons are likely to pose conflicts of interest, as are transactions of any kind between the Corporation and any other organization in which you or any member of your family have an interest.

Activities that could give rise to conflicts of interest are prohibited unless specifically approved in advance by the Board of Directors. It is not always easy to determine whether a conflict of interest exists, so any potential conflicts of interests must be reported immediately to senior management.

III. Corporate Opportunities

Employees, officers and directors are prohibited from taking for themselves personally opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain. Employees, officers and directors are also prohibited from competing with the Corporation.

IV. Confidentiality

Employees must maintain the confidentiality of information entrusted to them by the Corporation or that otherwise comes into their possession in the course of their employment, except when disclosure is authorized or legally mandated. The obligation to preserve confidential information continues even after you leave the Corporation.

Confidential information includes all non-public information, and information that suppliers and customers have entrusted to us.

V. Protection and Proper Use of Corporation Assets

All employees should endeavour to protect the Corporation's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Corporation's profitability. Any suspected incidents of fraud or theft should be immediately reported for investigation.

Corporation assets, such as funds, products or computers, may only be used for legitimate business purposes or other purposes approved by management. Corporation assets may never be used for illegal purposes.

The obligation to protect Corporation assets includes proprietary and confidential information. Proprietary information includes any information that is not generally known to the public or would be helpful to our competitors. Examples of proprietary information are intellectual property, acquisition and exploration plans and prospects, business and marketing plans and employee information. The obligation to preserve proprietary information continues even after you leave the Corporation.

VI. Insider Trading

Insider trading is unethical and illegal. Directors, officer and employees are not allowed to trade in securities of a company while in possession of material non-public information regarding that company. It is also illegal to "tip" or pass on inside information to any other person who might make an investment decision based on that information or pass the information on further. The Corporation has a Disclosure, Confidentiality and Trading Policy, which sets forth your obligations in respect of trading in the Corporation's securities.

VII. Fair Dealing

Each employee should endeavour to deal fairly with the Corporation's customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

VIII. Compliance with Laws, Rules and Regulations

Compliance with both the letter and spirit of all laws, rules and regulations applicable to our business is critical to our reputation and continued success. All employees, officers, contractors, consultants and directors must respect and obey the laws of the cities, provinces and countries in which we operate and avoid even the appearance of impropriety.

IX. Compliance with Environmental Laws

The Corporation is sensitive to the environmental, health and safety consequences of its operations. Accordingly, the Corporation is in strict compliance with all applicable Federal and Provincial environmental laws and regulations. If any employee has any doubt as to the applicability or meaning of a particular environmental, health or safety regulation, he or she should discuss the matter with a member of the Corporation's senior management.

X. Discrimination and Harassment

We value the diversity of our employees and are committed to providing equal opportunity in all aspects of employment. Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Employees are encouraged to speak out when a co-worker's conduct makes them uncomfortable, and to report harassment when it occurs.

XI. Safety and Health

We are all responsible for maintaining a safe workplace by following safety and health rules and practices. The Corporation is committed to keeping its workplaces free from hazards. Please report any accidents, injuries, unsafe equipment, practices or conditions immediately to a supervisor or other designated person. Threats or acts of violence or physical intimidation are prohibited.

In order to protect the safety of all employees, the environment and third parties, employees must report to work free from the influence of any substance that could prevent them from conducting work activities safely and effectively.

XII. Accuracy of Corporation Records and Reporting

Honest and accurate recording and reporting of information is critical to our ability to make responsible business decisions. The Corporation's accounting records are relied upon to produce reports for the Corporation's management, shareholders, creditors, governmental agencies and others. Our financial statements and the books and records on which they are based must accurately reflect all corporate transactions and conform to all legal and accounting requirements and our system of internal controls.

All employees have a responsibility to ensure that the Corporation's accounting records do not contain any false or intentionally misleading entries. We do not permit intentional misclassification of transactions as to accounts, departments or accounting periods. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

Business records and communications often become public through legal or regulatory investigations or the media. We should avoid exaggeration, derogatory remarks, legal conclusions or inappropriate characterizations of people and companies. This applies to communications of all kinds, including email and informal notes or interoffice memos.

XIII. Use of E-Mail and Internet Services

E-Mail systems and Internet services are provided to help us do work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. You may not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit messages, cartoons, jokes, unwelcome propositions, ethnic or racial slurs, or any other message that could be viewed as harassment. Also remember that "flooding" our systems with junk mail and trivia hampers the ability of our systems to handle legitimate company business and is prohibited.

Your messages (including voice mail) and computer information are considered company property and you should not have any expectation of privacy. Unless prohibited by law, the Corporation reserves the right to access your e-mail communication, and disclose this information as necessary for business purposes. Use good judgment, and do not access, send messages or store any information on your work computer that you would not want to be seen or heard by other individuals.

XIV. Political Activities and Contributions

We respect and support the right of our employees to participate in political activities. However, these activities should not be conducted on Corporation time or involve the use of any Corporation resources. Employees will not be reimbursed for personal political contributions.

We may occasionally express our views on local and national issues that affect our operations. In such cases, Corporation funds and resources may be used, but only when permitted by law and by our strict Corporation guidelines. The Corporation may also make limited contributions to political parties or candidates in jurisdictions where it is legal and customary to do so. The Corporation may pay related administrative and solicitation costs for political action committees formed in accordance with applicable laws and regulations. No employee may make or commit to political contributions on behalf of the Corporation without the approval of the Chief Executive Officer and Chief Financial Officer.

XV. Illicit Payments

Unlawful or unethical behaviour in the Corporation's workforce is not tolerated, including soliciting, accepting, or paying bribes or other illicit payments for any purpose. Situations where judgment might be influenced or appears to be influenced by improper considerations must be avoided. Payment or acceptance of any "kickbacks" from a contractor or other external party is prohibited.

XVI. Payments to Officials

Employees must comply with all laws prohibiting improper payments to officials.

Although certain types of "facilitation" payments may not be illegal, the Corporation's policy is to avoid such payments. If any employee finds that adherence to the Corporation's policy would cause a substantial, adverse effect on operations, that fact should be reported to the Corporation's senior management which will determine whether an exception may lawfully be authorized. If the facilitating payment is made, such payment must be properly entered and identified on the books of the Corporation and all appropriate disclosures made.

XVII. Reporting of any Illegal or Unethical behaviour

We have a strong commitment to conduct our business in a lawful and ethical manner. Employees are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation and to report violations of laws, rules, regulations or this Code. We prohibit retaliatory action against any employee who, in good faith, reports a possible violation. It is unacceptable to file a report knowing it to be false.

XVIII. Directors Role in the Code of Business Conduct and Ethics

To the extent that management is unable to make a determination as to whether a breach of this Code has taken place, the Board of Directors will review any alleged breach of the Code to determine if a breach has occurred.

Any waiver of this Code for executive officers or directors will be made only by the Board of Directors or a committee of the Board of Directors and conduct by a director or executive officer which constitutes a material departure from this Code may be promptly disclosed if required by law or stock exchange regulation.

XIX. Compliance Procedures

This Code cannot, and is not intended to, address all of the situations you may encounter. There will be occasions where you are confronted by circumstances not covered by policy or procedure and where you must make a judgment as to the appropriate course of action. In those circumstances we encourage you to use your common sense, and to contact your supervisor or manager for guidance.

If you do not feel comfortable discussing the matter with your supervisor or manager, please call Allen Bey, President and Chief Executive Officer or Peter Scott, Vice-President, Finance and Chief Financial Officer. Their numbers are (403) 218-4382 and (403) 218-4383, respectively.

ROCK ENERGY INC. (THE "CORPORATION")

CODE OF ETHICS FOR SENIOR OFFICERS

I. Introduction

This Code of Ethics for Senior Officers is applicable to the Corporation's senior officers, the Corporation's principal financial officer and controller or principal accounting officer, or any person performing similar functions. References in this Code of Ethics to the Corporation means the Corporation or any of its subsidiaries.

While we expect honest and ethical conduct in all aspects of Corporation business from all employees, we expect the highest possible standards from our Senior Officers. You are setting an example for other employees and we expect you to foster a culture of transparency, integrity and honesty. Compliance with this Code and the Code of Business Conduct and Ethics is a condition to your employment and any violations will be dealt with severely.

II. Conflicts of Interest

A conflict of interest occurs when your private interests interfere, or appears to interfere, in any way, with the interests of the Corporation as a whole. A conflict situation can arise when you take action or have interests that may make it difficult for you to perform your work effectively. Conflicts of interest also arise when you, or a member of your family, receives improper personal benefits as a result of your position in the Corporation. Loans to, or guarantees of obligations of, any employees, officers, directors or any of their family members are likely to pose conflicts of interest, as are transactions of any kind between the Corporation and any other organization in which you or any member of your family have an interest.

Engaging in any conduct that represents a conflict of interest are prohibited.

As a Senior Officer of the Corporation, it is imperative that you avoid any investment, interest or association which interferes, might interfere, or might be thought to interfere, with your independent exercise of judgment in the Corporation's best interest. Any potential conflicts of interests must be reported immediately to the Corporation's Chief Executive Officer.

III. Accurate Periodic Reports

As you are aware, full, fair, accurate, timely and understandable disclosure in our periodic reports is required by securities regulators and essential to the success of our business. Please exercise the highest standard of care in preparing such reports in accordance with the guidelines set forth below.

- All Corporation accounting records, as well as reports produced from those records, must be kept and presented in accordance with the laws of each applicable jurisdiction.
- All records must fairly and accurately reflect the transactions or occurrences to which they relate.
- All records must fairly and accurately reflect in reasonable detail the Corporation's assets, liabilities, revenues and expenses.
- The Corporation's accounting records must not contain any false or intentionally misleading entries.

- No transactions will be intentionally misclassified as to accounts, departments or accounting periods.
- All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.
- No information will be concealed from the internal auditors or the independent auditors.
- Compliance with Generally Accepted Accounting Principles and the Corporation's system of internal accounting controls is required at all times.

IV. Compliance with Laws

You are expected to comply with both the letter and spirit of all applicable governmental rules and regulations. If you fail to comply with this Code, the Code of Business Conduct and Ethics and applicable laws you will be subject to disciplinary measures, up to and including discharge from the Corporation.

ROCK ENERGY INC. (THE "CORPORATION")

COMPLIANCE AFFIRMATION FOR SENIOR OFFICERS

I. Affirmation of Compliance

The undersigned certifies that he or she has received and read the above Code of Ethics for Senior Officers and agrees to abide by the policies summarized therein.

II. Affirmation of Legal and Ethical Business Conduct

By signing this form, the undersigned confirms that, to the best of his or her knowledge and belief, each dealing or transaction to which he or she has been party, directly or indirectly, on behalf of this Corporation:

1. was characterized by honesty and integrity;
2. complies with applicable laws and regulations;
3. did not involve any unethical dealings, unbooked fees, special favours, benefits or contributions to any private party, government or government agency;
4. did not involve any unlawful arrangements with competitors; and
5. was recorded and properly described on the Corporation's books.

If there are any exceptions, please describe them on the reverse side.

III. Conflict of Interest Questionnaire

Please answer "Yes" or "No" to the following questions. If the answer to any question is "Yes," full details must be given on the reverse side.

A. Have you or, to your knowledge, has any member of your immediate family, at any time during the period since ________[1]:

1. engaged, directly or indirectly, in any transaction for the purchase or sale of materials or other property, or services by or to Rock Energy Inc. or any subsidiary or division thereof (hereinafter collectively called the "Corporation"), otherwise than in the normal capacity of officer or employee of the Corporation;

Yes____ No____

[1] Consider what should be an appropriate date.

2. been an officer, director, partner or employee of any corporation, partnership or other organization which, to your knowledge, has engaged in any transaction described in (a) above with the Corporation;

Yes____ No____

3. been interested monetarily, directly or indirectly, in any organization doing business with the Corporation (unless as a holder of less than 1% of the voting securities issued by a corporation whose securities are publicly traded); and

Yes____ No____

4. been a recipient, directly or indirection, of any payments or material gifts of any kind from or on behalf of any organization doing business with the Corporation (unless by way of dividend or interest payments made by a corporation whose securities are publicly traded)?

Yes____ No____

B. Is any transaction contemplated, involving you or any member of your immediate family, which, if consummated, would be described in answer to any of the preceding items?

Yes____ No____

C. Are you aware of any interest or activity on your part, or on the part of any member of your immediate family, which is in conflict with the interests of the Corporation?

Yes____ No____

____
(Please sign)

____
Title

Dated ______________________

File No. 82-34785

ROCK ENERGY INC.

Information Circular - Proxy Statement
for the Annual General Meeting to be held on May 11, 2006

PROXIES

Solicitation of Proxies

This information circular - proxy statement is furnished in connection with the solicitation of proxies by or on behalf of our management for use at our annual general meeting of the shareholders of Rock to be held on Thursday, May 11, 2006 at 3:00 p.m. (Calgary time), at the Western Canadian Place Conference Centre, Plus 30 801 – 6th Street S.W., Calgary, Alberta, and at any adjournment thereof. Forms of proxy must be addressed to and reach our Corporate Secretary, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof. Only shareholders of record at the close of business on March 22, 2006, will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are our officers. **As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.**

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to you if you do not hold your common shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of common shares can be recognized and acted upon at the meeting. If common shares are listed in your account statement provided by your broker, then in almost all cases those common shares will not be registered in your name on our records. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. Common shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Services Inc. who mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternately, you can call their toll-free telephone number to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. If you receive a voting instruction form from ADP Investor Services Inc., it cannot be used as a proxy to vote shares directly at the meeting as the proxy must be returned to ADP Investor Services Inc. well in advance of the meeting in order to have the shares voted.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the meeting you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.

Persons Making the Solicitation

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual general meeting and this information circular - proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefore.

Exercise of Discretion by Proxy

The common shares represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any poll in accordance with the specification so made. **If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out herein.** The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual general meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of common shares without nominal or par value which may be issued for such consideration as may be determined by resolution of the board of directors. As at March 16, 2006, there were 19,637,321 common shares issued and outstanding. As a holder of common shares you are entitled to one vote for each share you own.

We are also authorized to issue 300,000 preference shares without nominal or par value which may be issued for such consideration as may be determined by resolution of the board of directors. As at March 16, 2006, there were no preference shares issued and outstanding.

To the knowledge of our directors and officers, as at March 16, 2006, no person or company beneficially owned, directly or indirectly, or exercised control or direction, over more than 10% of our common shares other than Neal Gledhil through his subsidiaries ELM Capital Corporation, ELM Energy Management Ltd., ELM 2002 Management Ltd., ELM 2003 Management Ltd. and EMBRO Capital Corporation which hold 2,378,302 common shares or 12.1% of the issued and outstanding common shares.

As at March 16, 2006, our directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 2,865,077 common shares or approximately 14.6% of the issued and outstanding common shares.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

At the meeting, the shareholders will be asked to fix the number of directors to be elected at the meeting at 5 members and to elect 5 directors.

Management is soliciting proxies, in the accompanying form of proxy, for an ordinary resolution in favour of fixing the board of directors at 5 members, and in favour of the election as directors of the 5 nominees set forth below:

Allen J. Bey
Matthew J. Brister
Stuart G. Clark
Peter Malowany
James K. Wilson

In the event that a vacancy among such nominees occurs because of death or for any reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.

The names and municipalities of residence of all of the persons nominated for election as directors, the approximate number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them, the dates on which they became directors, and their principal occupations, as of March 16, 2006, were as follows:

Name	Principal occupation	Director since	Number of common shares beneficially owned directly or indirectly or over which control or direction is exercised(5)
Allen J. Bey(4) Calgary, AB	President and Chief Executive Officer	October 3, 2003	1,720,912(6)(7)
Matthew J. Brister(3)(4) Calgary, AB	President and Chief Executive Officer of Storm Ventures International (a private oil and gas company)	October 28, 2004	289,941(7)
Stuart G. Clark(1)(2)(3) Calgary, AB	Independent Businessman	January 8, 2004	300,392(7)
Peter Malowany(2)(4) Calgary, AB	President of Morgas Ltd. (a private oil and gas company)	January 8, 2004	21,120(7)
James K. Wilson(2)(3)(9) Calgary, AB	Vice President, Finance and Chief Financial Officer of Grizzly Resources Ltd. (a private oil and gas company)	October 28, 2004	14,000(7)

Notes:

(1) Chairman of the Board.
(2) Member of the Audit Committee.
(3) Member of the Compensation, Nomination and Governance Committee.
(4) Member of the Reserves Committee.
(5) Excludes common shares held by associates of the individual, except as otherwise noted.
(6) Includes 1,594,667 common shares held by a family trust of which Mr. Bey is a trustee.
(7) In addition, Allen J. Bey, Stuart G. Clark and Peter Malowany have been granted options to purchase 79,734, 11,961 and 11,961 common shares, respectively, at a price of $3.39 expiring one year after the date of vesting (the options vest yearly in one-third tranches beginning on the first anniversary of January 8, 2004, such date being the grant date, and expire one year after the vesting date); Matthew J. Brister and James K. Wilson have been each granted options to purchase 15,000 common shares at a price of $3.90 expiring one year after the date of vesting (the options vest yearly in one-third tranches beginning on the first anniversary of October 29, 2005, such date being the grant date, and expire one year after the vesting date); Allen J. Bey, Stuart G. Clark and Peter Mallowany have each been granted options to purchase 26,578, 3,987 and 3,987 common shares, respectively, at a price of $5.04 expiring one year after the date of vesting (the options vest on the second anniversary of August 22, 2005, such date being the grant date) and Allen J. Bey, Stuart G. Clark, Peter Mallowany, Matthew J. Brister and James K. Wilson have been granted options to purchase 45,000, 24,000, 24,000, 21,000 and 21,000 common shares, respectively, at a price of $5.04 expiring one year after the date of vesting (the options vest yearly in one-third tranches beginning on the first anniversary of August 22, 2005, such date being the grant date, and expire one year after the vesting date).
(8) We do not have an executive committee.

(9) James K. Wilson was Executive Vice President and CFO of Chauvco Resources International Ltd. from January 1998 to September 1998. The trading of shares of Chauvco Resources International Ltd. was suspended by the Toronto and Montreal exchanges in July 1998 and were subsequently delisted.

The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished to us by the nominees.

Appointment of Auditors

Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration as such. KPMG LLP were first appointed as our auditors on January 7, 2004.

DIRECTORS' AND OFFICERS' COMPENSATION

Composition and Role of the Compensation, Nomination and Governance Committee

The board of directors has appointed a Compensation, Nomination and Governance Committee comprised of Messrs. Brister, Clark and Wilson. The Compensation, Nomination and Governance Committee is charged with, among other things, the establishment and periodic review of our compensation philosophy, the compensation and performance standards for the Chief Executive Officer and the other executive officers and the approval of executive compensation disclosure. In addition the Compensation, Nomination and Governance Committee is charged with the responsibility of proposing new nominees to the Board, assessing the effectiveness of the Board and its individual members on an ongoing basis and reviewing corporate governance practices on a regular basis to ensure that they continue to be appropriate.

Compensation, Nomination and Governance Committee Report on Compensation

TO: The Shareholders of Rock Energy Inc.

Executive and Employee Compensation Strategy

Our compensation policies are founded on the principal that executive and employee compensation should be consistent with shareholders' interests and therefore the compensation strategy is significantly weighted towards a stock ownership compensation strategy. The objectives of the program are to attract and retain a high quality management and employee team and to motivate performance by tying a significant portion of the compensation to enhancement in share value and to encourage all employees to become significant shareholders. Any director, who is also an executive officer, is excused from the compensation committee and directors' meetings during any discussion of his compensation. We do not have a pension plan or other form of formal retirement compensation. Our compensation plan consists of the following items:

- base salary
- long-term stock options
- bonuses

The compensation of all our employees, including executive officers, is consistent with the above policies. A description of the criteria used in each element of compensation is set forth below.

CEO Compensation

The compensation of the Chief Executive Officer is based on the same elements and principles as set out below.

Base Salaries

Our policy is that salaries for our executive officers, including the Chief Executive Officer, and other employees shall be competitive within our industry and generally in the 3rd quartile salary level among industry peer companies of similar size.

Long-Term Stock Options

Stock options are granted under our stock option plan to our directors, officers and employees upon their commencement of service. Additional grants are made periodically to recognize the exemplary performance of, or the special contribution by eligible individuals. An annual grant may be made to eligible individuals based on individual performance and our performance during the most recently completed financial year in relation to performance expected. Stock options are granted by our board on the recommendation of the chief executive officer, in the case of employees, and by the Compensation, Nomination and Governance Committee, in the case of the Chief Executive Officer.

The stock option plan is designed to motivate all employees to focus on the long-term interests of Rock and its shareholders. Options may be exercised at the market price in effect on the date of grant and the realizable value of the option grants is entirely dependent on the appreciation in the market price of the common shares. The options generally vest in one-third tranches beginning on the first anniversary of the grant date and usually expire one year after the vesting date.

Total option grants are presently limited to the number of shares permitted under the rules of the Toronto Stock Exchange. Stock option grants are determined by factors including the number of eligible individuals currently under the option plan and our future hiring plans, subject to limits under the rules of the Toronto Stock Exchange.

Bonuses

All full time employees are eligible to receive a bonus. The size of the bonus pool is based on the recommendation of the Compensation, Nomination and Governance Committee. In determining the bonus pool size, the Compensation, Nomination and Governance Committee considers:

- success in achieving company operational and financial objectives;
- performance relative to benchmarks and peers;
- common share price performance;
- progress in implementing the business strategy; and
- competitive issues pertaining to attracting quality personnel

Establishment and payment of bonuses is subject to approval of the board of directors and the board of directors has the right to amend or suspend the bonus plan at its discretion.

Summary

The Compensation, Nomination and Governance Committee believes that long term shareholder value is enhanced by competitive compensation based upon corporate performance achievements. Through the plans described above, a significant portion of the compensation for all employees, including executive officers, is based on corporate performance, as well as, where applicable, industry-competitive pay practices.

Compensation, Nomination and Governance Committee Members: Matthew J. Brister
Stuart G. Clark
James K. Wilson

Compensation of Named Executive Officers

The following table sets forth information concerning the compensation paid to our Chief Executive Officer and Chief Financial Officer and any other executive officers whose total salary and bonus exceeded $150,000 for the year ended December 31, 2005, the nine months ended December 31, 2004, and the year ended March 31, 2004 (collectively, the "Named Executive Officers").

		Annual compensation			Long-term compensation			
					Awards		Payouts	
Name and principal position	Fiscal year	Salary ($)	Bonus ($)	Other annual compensation ($)	Securities under options granted (#)	Shares subject to resale restrictions ($)	LTIP payouts ($)	All other compensation ($)
Allen J. Bey	2005	130,000	Nil	Nil(1)	71,578	Nil	Nil	Nil
President and Chief	12-2004(2)	76,500	Nil	Nil(1)	Nil	Nil	Nil	Nil
Executive Officer	2004(3)(4)	25,500(4)	Nil	Nil(1)	79,734(4)	Nil	Nil	Nil
Peter D. Scott	2005	130,000	Nil	Nil(1)	71,578	Nil	Nil	Nil
Vice President, Finance	12-2004(2)	76,500	Nil	Nil(1)	Nil	Nil	Nil	Nil
and Chief Financial Officer	2004(3)(4)	25,500(4)	Nil	Nil(1)	79,734(4)	Nil	Nil	Nil

Notes:

(1) The value of perquisites and other personal benefits received by the Named Executive Officers was not greater than 10% of total annual salary and bonus.
(2) 12-2004 represents the period for the nine months ended December 31, 2004.
(3) 2004 represents the period for the year ended March 31, 2004.
(4) Messrs. Bey and Scott were appointed to their respective offices on January 6, 2004 and accordingly this information is for the period from January 6, 2004 to March 31, 2004 only.

Stock Options Granted During the Fiscal Year Ended December 31, 2004

The following table sets forth details with respect to all options granted to the Named Executive Officers during the fiscal year ended December 31, 2005.

Name	Securities under Options/SARs Granted (#)	Percentage of Total Options Granted to Employees in 2004 (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Allen J. Bey	71,578	9.2%	$5.04	$5.04	August 22, 2007 – 2009
Peter D. Scott	71,578	9.2%	$5.04	$5.04	August 22, 2007 – 2009

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under our equity compensation plans as at December 31, 2005.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,120,332	$4.51	843,400[(1)]
Equity compensation plans not approved by securityholders	-	-	-
Total	1,120,332	$4.51	843,400[(1)]

Note:
(1) Our stock option plan currently provides for the grant of a maximum number of common shares equal to 10% of the outstanding common shares.

Stock Options exercised during the Fiscal Year Ended December 31, 2005 and Fiscal Year End Option Values

The following table sets forth with respect to the Named Executive Officers, the number of options exercised and the number of unexercised stock options and the value of in-the-money stock options based upon the closing price of the common shares of $5.00 on December 31, 2005.

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised stock options at year-end (#) exercisable / unexercisable	Value of unexercised in-the-money stock options at year-end ($) exercisable / unexercisable
Allen J. Bey	26,578	$40,744	Nil/124,734	Nil/$85,741
Peter D. Scott	Nil[(1)]	$46,591	Nil/124,734	Nil/$85,741

Note:
(1) Our stock option plan currently provides for the option holder to request that Rock purchase any or all of their vested options for a price equal to the in-the-money value of the options (the "Put Right"). Rock has the right not to accept any exercise of the Put Rights. In 2005 Peter D. Scott exercised his Put Right in respect of 26,578 options which Rock purchased for $46,591.

Employment Arrangements

Currently there are no employment agreements or "change in control agreements" in place between us and any of our executive officers.

Directors

We have established a policy for the compensation of directors (other than directors who are also officers of Rock) whereby each outside director is entitled to receive an annual cash retainer of $4,000 plus a $500 per diem per meeting and options under our stock option plan. In addition, the Chairman of the Board and the Audit Committee each receive an additional $2,000 annual cash retainer. Directors are reimbursed for their out-of-pocket expenses incurred in carrying out their duties as directors.

Performance Graph

The following graph illustrates our five year cumulative shareholder return, as measured by the closing price of our (or our predecessor's) common shares at the end of each financial year, assuming an initial investment of $100 on December 31, 2000, compared to the S&P/TSX Composite Index and the S&P TSX Composite Index Energy, assuming the reinvestment of dividends where applicable.


350
300
250
200
150
100
50
0
2000/12
2001/12
2002/12
2003/12
2004/12
2005/12
Rock(1)
S&P/TSX Composite
S&P/TSX Composite Energy

	2000/12	2001/12	2002/12	2003/12	2004/12	2005/12
Rock(1)	100	23	27	117	39	56
S&P/TSX Composite	100	87	77	97	111	138
S&P/TSX Composite Energy	100	107	122	152	198	324

Note:
(1) After giving effect to the 1:30 consolidation which occurred effective February 18, 2004.
(2) On January 8, 2004 Rock became an oil and gas company.

STOCK OPTIONS

The Corporation has a share option plan (the "Option Plan") which permits the granting of options ("Options") to officers, directors, employees and consultants to the Corporation and its subsidiaries. The Option Plan, in its current form was last ratified by the shareholders at a meeting held May 12, 2005, and adjourned to June 9, 2005. At such meeting, the following amendments to the Option Plan were approved:

1. The maximum number of common shares issuable pursuant to the Option Plan was changed from a fixed number of common shares to a "rolling" maximum equal to 10% of the outstanding common shares. Any increase in the issued and outstanding common shares results in an increase in the available number of common shares issuable under the Option Plan and any exercises of options will make new grants available under the Option Plan.

2. The definition of "current market price", being the lowest price that an exercise price of a stock option may be issued was amended to be the volume weighted average trading price of the common shares for the 5 trading days prior to the date of grant.

3. The Option Plan was amended to allow the directors, by resolution, to amend the plan without shareholder approval; however, the directors are not entitled to amend a stock option grant for a stock option held by an insider to lower the exercise price or to extend the expiry date.

As at March 16, 2006, the Corporation had outstanding options to purchase 1,210,332 common shares (representing 6.2% of the outstanding common shares) and options to purchase 753,400 common shares (representing 3.8% of the outstanding common shares) are available for future grants.

Options granted pursuant to the Option Plan have a term not exceeding 10 years and vest in such manner as determined by the board of directors of the Corporation. Options granted under the Option Plan are non-assignable. The exercise price of Options granted is determined by the Board of Directors of the Corporation at the time of grant and may not be less than the current market price, being the volume weighted average trading price of the common shares for the five trading days immediately prior to the date of grant.

The number of common shares issuable pursuant to the Option Plan to any one person shall not exceed 5% of the outstanding common shares. In addition, the number of common shares reserved for issuance, or issuable within one year, pursuant to the Option Plan and all other share compensation arrangements of the Corporation, to insiders shall not exceed 10% of the outstanding common shares and the number of common shares issuable within one year, pursuant to the Option Plan and all other share compensation arrangements of the Corporation, to any one insider and such insider's associates shall not exceed 5% of the outstanding common shares.

Options terminate on the earlier of 60 days after an optionholder ceases to be at least one of an employee, director, officer or consultant of the Corporation or a subsidiary of the Corporation and their expiry date, except in the event of death or disability, in which case they expire on the earlier of 180 days thereafter and their expiry date.

When exercising a stock option, the optionee has the right to require the Corporation to pay an "in the money" amount to him or her and the option will be terminated (the "Put Right"). The "in the money" amount is calculated by subtracting the exercise price of an option from the weighted average trading price of the common shares for the 5 days prior to the date of receipt of notice of the election to exercise the right. The board of directors of the Corporation has the ability to determine not to accept the notice and require the individual to exercise the option instead. The optionee exercising the Put Right also has the right to subscribe for common shares, issued on a flow-through basis, at the same market price used to determine the "in the money" amount of such common shares with the proceeds of the exercise of the Put Right. The right to purchase shares is subject to the Board of Directors having approved the issuance of flow-through shares for the year in question.

If the Board of Directors so determines, all unvested options held by an optionee will vest and become vested options preceding an event which would result in a Change of Control (as hereinafter defined) and the optionee will have the right, for such period as the directors may specify, to exercise all of his or her unexercised options. Options not exercised within such period will terminate. For the purposes of the Option Plan, "Change of Control" of the Corporation includes: (a) the purchase or acquisition of common shares or convertible securities by a person which results in the person beneficially owning, or exercising control or direction over, common shares or convertible securities such that, assuming only the conversion of convertible securities beneficially owned or over which control or direction is exercised by the person, the person would beneficially own, or exercise control or direction over, common shares carrying the right to cast more than 50% of the votes attaching to all common shares; or (b) approval by the shareholders of the Corporation of: (i) an amalgamation, arrangement, merger or other consolidation or combination of the Corporation with another corporation pursuant to which the shareholders of the Corporation immediately thereafter do not own shares of the successor or continuing cooperation which would entitle them to cast more than 50% of the votes attaching to all shares in the capital of the successor or continuing corporation which may be cast to elect directors of that corporation; (ii) the liquidation, dissolution or winding up of the Corporation; or (iii) the sale, lease or other disposition of all or substantially all of the assets of the Corporation.

The Board of Directors may, subject to the prior approval of any stock exchange or other regulatory body having jurisdiction, amend or discontinue the Option Plan or any options at any time provided that no such amendment may increase the maximum number of common shares that may be granted under the Option Plan in the aggregate or to any person or group of persons, change the manner of determining the "current market price", extend the period during which options may be exercised or, without the consent of the participant, alter or impair any option previously granted to a participant under the Option Plan. Notwithstanding the foregoing, the amendment of options which have been granted pursuant to the Option Plan require only the prior approval of the Board of Directors provided, however, that amendments to options which have been granted pursuant to the Option Plan which are held by insiders and which entail a reduction in the exercise price or an extension of the term of such options will require disinterested shareholder approval.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" ("NI 58-101") requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Corporation is that contained in Form 58-101F1 which is attached to NI 58-101 ("Form 58-101F1 Disclosure").

Set out below is a description of the Corporation's current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in italics).

1. **Board of Directors**

(a) *Disclose the identity of directors who are independent.*

The Board of Directors of the Corporation has determined that the following four (4) directors of the Corporation are independent:

Matthew J. Brister
Stuart G. Clark
Peter Malowany
James K. Wilson

(b) *Disclose the identity of directors who are not independent, and describe the basis for that determination.*

The Board of Directors of the Corporation has determined that the following director of the Corporation is not independent:

Allen J. Bey

Allen J. Bey is not considered to be independent as Mr. Bey is the President and Chief Executive Officer of the Corporation.

(c) *Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the "board") does to facilitate its exercise of independent judgement in carrying out its responsibilities.*

The Board of Directors of the Corporation has determined that a majority of the directors are independent.

(d) *If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.*

The following directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Issuer
Allen J. Bey	None
Matthew J. Brister	Storm Exploration Inc., Focus Energy Trust
Stuart G. Clark	Storm Exploration Inc., Focus Energy Trust
Peter Malowany	None
James K. Wilson	Ironhorse Oil & Gas Inc.

(e) *Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.*

In accordance with the mandate of each of the Board of Directors as well as the mandate of each of the Audit Committee, the Compensation, Nomination and Governance Committee and the Reserve Committee, at the end of or during each meeting of the Board of Directors or committee, as applicable, the members of management of the Corporation who are present as such meeting leave the meeting in order that the independent directors can discuss any necessary matters without management being present. [Seven] meetings of the independent directors (including meetings of the Board of Directors and of the Committees) have been held since January 1, 2005.

(f) *Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.*

The Board of Directors of the Corporation has determined that Stuart G. Clark, the Chairman of the Board of Directors, is independent. The Chairman presides at all meetings of the Board and, unless otherwise determined, at all meetings of shareholders and enforces the rules of order in connection with such meetings. The Chairman is to provide overall leadership to the Board without limiting the principle of collective responsibility and the ability of the Board to function as a unit. The Chairman is to endeavour to fulfill his Board responsibilities in a manner that will ensure that the Board is able to function independently of management and is to consider, and allow for, when appropriate, a meeting of independent directors, so that Board meetings can take place without management being present. The Chairman is also to endeavour to ensure that reasonable procedures are in place to allow directors to engage outside advisors at the expense of the Corporation in appropriate circumstances.

(g) *Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.*

The attendance record of each of the directors of the Corporation in respect of board meetings and committee meetings held since January 1, 2005, is as follows:

Name of Director	Attendance Record
Allen J. Bey	Board: 7 out of 7 meetings Reserves Committee: 2 out of 2 meetings

Name of Director	Attendance Record
Matthew J. Brister	Board: 7 out of 7 meetings Compensation, Nomination and Governance Committee: 3 out of 3 meetings Reserves Committee: 1 out of 2 meetings
Stuart G. Clark	Board: 7 out of 7 meetings Audit Committee: 5 out of 5 meetings Compensation, Nomination and Governance Committee: 3 out of 3 meetings
Peter Malowany	Board: 7 out of 7 meetings Audit Committee: 5 out of 5 meetings Reserves Committee: 2 out of 2 meetings
James K. Wilson	Board: 7 out of 7 meetings Audit Committee: 5 out of 5 meetings Compensation, Nomination and Governance Committee: 3 out of 3 meetings

2. **Board Mandate**

Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board of Directors is attached as Schedule "A" hereto.

3. **Position Descriptions**

(a) *Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.*

The Board of Directors has developed written position descriptions for the Chairman of the Board of Directors as well as the Chairman of each of the Audit Committee, the Compensation, Nomination and Governance Committee and the Reserves Committee.

(b) *Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and the CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.*

The Board of Directors of the Corporation, with input from the Chief Executive Officer of the Corporation has developed a written position description for the Chief Executive Officer.

4. **Orientation and Continuing Education**

(a) *Briefly describe what measures the board takes to orient new directors regarding:*

(i) *the role of the board, its committees and its directors; and*

(ii) *the nature and operation of the issuer's business.*

The Compensation, Nomination and Governance Committee is responsible, if determined appropriate, to develop for approval by the Board and periodically review orientation and education programs for new directors. While the Corporation does not currently have a formal orientation and education program for new recruits to the Board, the Corporation has historically provided such orientation and education on an informal basis. As new directors join the Board, management will provide these individuals with corporate policies, historical information about the Corporation, as well as information on the Corporation's performance and its strategic plan with an outline of the general duties and responsibilities entailed in carrying out their duties. The Board believes that these procedures will prove to be a practical and effective approach in light of the Corporation's particular circumstances, including the size of the Corporation, limited changes to members of the Board and the experience and expertise of the members of the Board.

(b) *Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.*

No formal continuing education program currently exists for the directors of the Corporation. The Board believes that no formal continuing education program is currently required as a result of the knowledge and experience of the Board members and as the Corporation's legal counsel and auditors provide the Board and applicable Committees with updates of new developments regarding corporate governance and regulatory requirements as they arise.

5. **Ethical Business Conduct**

(a) *Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:*

(i) *disclose how a person or company may obtain a copy of the code;*

The Board of Directors has adopted a code of ethics applicable to all members of the Corporation, including directors, officers and employees. Each director, officer and employee of the Corporation has been provided with a copy of the code of ethics. In addition, a copy of the code of ethics has been filed on SEDAR at www.sedar.com.

(ii) *describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and*

The Board of Directors monitors compliance with the code of ethics by requiring each of the senior officers of the Corporation to affirm in writing on an annual basis his or her agreement to abide by the code of ethics, as to his or her ethical conduct and in respect of any conflicts of interest.

(iii) *provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.*

There have been no material change reports filed since the beginning of the year ended December 31, 2005, that pertain to any conduct of a director or executive officer that constitutes a departure from the Corporation's code of ethics.

(b) *Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.*

In accordance with the *Business Corporations Act* (Alberta), directors who are a party to or are a director or an officer of a person who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In certain cases, an independent committee may be formed to deliberate on such matters in the absence of the interested party.

(c) *Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.*

The Board of Directors has also adopted a "Whistleblower Policy" wherein employees and consultants of the Corporation are provided with a mechanism by which they can raise concerns in a confidential, anonymous process.

6. **Nomination of Directors**

(a) *Describe the process by which the board identifies new candidates for board nomination.*

Pursuant to the mandate of the Compensation, Nomination and Governance Committee, such Committee has responsibility for recruiting and recommending new members to the Board. At present, the Compensation, Nomination and Governance Committee has not identified the need to add any new directors. However it is expected that any new candidates will be identified having regard to: (i) the competence and skills that the Board considers to be necessary for the Board, as a whole, to possess; (ii) the competence and skills that the Board considers each existing director to possess; (iii) the competencies and skills that each new nominee will bring to the boardroom; and (iv) whether or not each new nominee can devote sufficient time and resources to his or her duties as a member of the Board.

The Compensation, Nomination and Governance Committee reviews on a periodic basis the composition of the Board to ensure that an appropriate number of independent directors sit on the Board, and analyze the needs of the Board and recommend nominees who meet such needs.

(b) *Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.*

As noted above, the Board of Directors has appointed a Compensation, Nomination and Governance Committee. The members of such Committee are Matthew K. Brister, Stuart G. Clark and James K. Wilson, each of whom has been determined to be independent.

(c) *If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.*

The Compensation, Nomination and Governance Committee has the responsibility, among other things, to prospectively recruit and recommend new members to the Board. Further information in respect of the operation of the Compensation, Nomination and Governance Committee is set forth below under "Compensation" in paragraph (c).

7. **Compensation**

(a) *Describe the process by which the board determines the compensation for the issuer's directors and officers.*

Executive Compensation

The compensation of the Corporation's officers is described in this Information Circular – Proxy Statement under the heading "Directors' and Officers' Compensation – Compensation, Nomination and Government Committee Report on Compensation".

Director's Compensation

The Compensation, Nomination and Governance Committee conducts a periodic review of directors' compensation having regard to various governance reports on current trends in directors' compensation and compensation data for directors of reporting issuers of comparative size to the Corporation.

(b) *Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.*

The Board of Directors has appointed a Compensation, Nomination and Governance Committee whose members are Matthew K. Brister, Stuart G. Clark and James K. Wilson, each of whom has been determined to be independent.

(c) *If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.*

The Compensation, Nomination and Governance Committee has the responsibility, among other things, for reviewing matters relating to the human resource policies and compensation of the directors, officers and employees of the Corporation and its subsidiaries in the context of the budget and business plan of the Corporation. As part of the mandate and responsibility of the Compensation, Nomination and Governance Committee, the Compensation Committee is responsible for formulating and making recommendations to the Board of Directors in respect of compensation issues relating to directors and employees of the Corporation. Without limiting the generality of the foregoing, the Compensation, Nomination and Governance Committee has the following duties:

(i) to review the compensation philosophy and remuneration policy for employees of the Corporation and to recommend to the Board changes to improve the Corporation's ability to recruit, retain and motivate employees;

(ii) to review and recommend to the Board the retainer and fees to be paid to members of the Board;

(iii) to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer ("CEO"), evaluate the CEO's performance in light of those corporate goals and objectives, and determine (or making recommendations to the Board with respect to) the CEO's compensation level based on such evaluation;

(iv) to recommend to the Board with respect to non-CEO officer and director compensation including to review management's recommendations for proposed stock option, share purchase plans and other incentive-compensation plans and equity-based plans for non-CEO officer and director compensation and make recommendations in respect thereof to the Board;

(v) to administer the stock option plan approved by the Board in accordance with its terms including the recommendation to the Board of the grant of stock options in accordance with the terms thereof;

(vi) to determine and recommend for approval of the Board bonuses to be paid to officers and employees of the Corporation and to establish targets or criteria for the payment of such bonuses, if appropriate; and

(vii) to prepare and submit a report of the Committee for inclusion of annual disclosure required by applicable securities laws to be made by the Corporation including the Compensation Committee Report required to be included in the information circular – proxy statement of the Corporation.

In addition to its duties in respect of human resource policy and compensation matters as described above, the Compensation, Nomination and Governance Committee also has the responsibility for recruiting and recommending new members to the Board.

The Compensation, Nomination and Governance Committee also has the responsibility to oversee the formulation of corporate governance policies and procedures applicable or appropriate to the Corporation. Without limiting the generality of the foregoing, the Compensation, Nomination and Governance Committee has the following duties:

(i) to review on an ongoing basis the effectiveness of the Board and its Committees in fulfilling the mandate of the Board;

(ii) to develop for approval by the Board and periodically review the Corporation's approach to corporate governance matters;

(iii) to review and recommend to the Board for approval reports concerning the Corporation's corporate governance practices as required by any regulatory authority;

(iv) to act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of the Board or individual members of the Board;

(v) as determined appropriate, to develop and recommend to the Board for approval and periodically review structures and procedures designed to ensure that the Board can function independently of management;

(vi) to determine the appropriate size of the Board, its composition of members between unrelated Directors and related Directors, the annual nomination of Directors for election;

(vii) as determined appropriate, to undertake a periodic performance review of each Director and in the process ensure each Board member is aware of the contribution they are expected to make including the amount of time and energy expected of each Director;

(viii) to review and recommend to the Board as to the acceptance of any offer to resign of any director of the Board;

(ix) as determined appropriate, to develop for approval by the Board and periodically review orientation and education programs for new directors;

(x) to annually review and recommend to the Board the appointments to each committee of the Board and any changes to the terms of reference of the committees;

(xi) to review and recommend compensation for Directors of the Corporation and any other arrangements pursuant to which monies are payable to a director or a party related to a director;

(xii) to review the Directors and Officers insurance policy and recommend appropriate coverage levels;

(xiii) to periodically review and monitor the Corporation's communication policy with a view to determining whether the Corporation is communicating effectively with shareholders, other stakeholders, the investment community and the public generally;

(xiv) to review and consider the engagement at the expense of the Corporation of professional and other advisors by any individual director when so requested by any such director; and

(xv) to review such other matters of a corporate governance nature as may be directed by the Board from time to time.

Pursuant to the mandate of the Compensation, Nomination and Governance Committee, the committee is to be comprised of at least three (3) directors of the Corporation and all of such members shall be independent. The Board of Directors is from time to time to designate one of the members of the Compensation, Nomination and Governance to be the Chair of the Compensation, Nomination and Governance. At present, the Chairman of the Compensation, Nomination and Governance is Matthew K. Brister.

The Compensation, Nomination and Governance meets at least one time per year and at such other times as the Chairman of the Compensation, Nomination and Governance determines.

(d) *If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.*

A compensation consultant or advisor has not, at any time since the beginning of the year ended December 31, 2005, been retained to assist in determining compensation for any of the issuers, directors and officers; however, the Corporation does subscribe to a third party annual compensation survey specifically dedicated to the petroleum industry.

8. **Other Board Committees**

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit Committee and the Compensation, Nomination and Governance Committee, the Corporation has also created a Reserves Committee to which the Board of Directors has delegated the responsibility for the following matters:

(i) reviewing the Corporation's procedures relating to the disclosure of information with respect to oil and gas activities including reviewing its procedures for complying with its disclosure requirements and restrictions set forth under applicable securities requirements;

(ii) reviewing the Corporation's procedures for providing information to the independent evaluator;

(iii) meeting, as considered necessary, with management and the independent evaluator to determine whether any restrictions placed by management affect the ability of the evaluator to report without reservation on the Reserves Data (as defined in National

Instrument 51-101) (the "Reserves Data") and to review the Reserves Data and the report of the independent evaluator thereon (if such report is provided);

(iv) reviewing the appointment of the independent evaluator and, in the case of any proposed change to such independent evaluator, determining the reason therefor and whether there have been any disputes with management;

(v) providing a recommendation to the Board of Directors as to whether to approve the content or filing of the statement of the Reserves Data and other information that may be prescribed by applicable securities requirements including any reports of the independent engineer and of management in connection therewith;

(vi) reviewing the Corporation's procedures for reporting other information associated with oil and gas producing activities;

(vii) generally reviewing all matters relating to the preparation and public disclosure of estimates of the Corporation's reserves; and

(viii) co-ordinate meetings with the Audit Committee of the Corporation, the Corporation's senior engineering management, independent evaluating engineers and auditors as required to address matters of mutual concern in respect of the Corporation's evaluation of petroleum and natural gas reserves.

9. **Assessments**

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

As part of its mandate, the Compensation, Nomination and Governance Committee is responsible for reviewing on an ongoing basis the effectiveness of the Board and its Committees, undertaking a periodic performance review of each Director and annually reviewing and recommending to the Board the appointments to each Committee. The Compensation, Nomination and Governance Committee conducted an assessment of the Board, its Committees and individual directors in 2006 and is satisfied that the Board, its Committees and individual directors are working effectively.

AUDIT COMMITTEE

All of the Audit Committee members are independent directors.

Multilateral Instrument 52-110 – Audit Committees provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements. All of the members of the Audit Committee are "financially literate" under the definition set out above.

Additional information in respect of the Corporation's Audit Committee is contained on pages 27 to 28 of the Corporation's Annual Information Form dated March 16, 2006, which is available on SEDAR at *www.sedar.com.*

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since January 1, 2005, or in any proposed transaction which has materially affected or would materially affect us or any of our subsidiaries except as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, other than as is disclosed herein.

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of annual general meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to us is available on SEDAR at www.sedar.com. Our annual information form also contains disclosure relating to our audit committee and the fees paid to KPMG LLP in 2005. Financial information is provided in our comparative financial statements and management's discussion and analysis for the fiscal year ended December 31, 2005. To receive a copy of our financial statements and related management's discussion and analysis please contact our Chief Financial Officer at Rock Energy Inc., 1800, 700 – 9th Avenue S.W., Calgary, Alberta, T2P 3V4. If you wish, this information may also be accessed on SEDAR at www.sedar.com.

DIRECTORS' APPROVAL

The contents and the sending of this information circular - proxy statement have been approved by our directors.

Dated: March 16, 2006.

SCHEDULE "A"

MANDATE OF THE BOARD OF DIRECTORS

GENERAL

The Board of Directors (the "Board") of the Corporation is responsible for the stewardship of the Corporation. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of the Corporation. In general terms, the Board will:

- in consultation with the chief executive officer of the Corporation (the "CEO"), define the principal objective(s) of the Corporation;
- supervise the management of the business and affairs of the Corporation with the goal of achieving the Corporation's principal objective(s) as defined by the Board;
- discharge the duties imposed on the Board by applicable laws; and
- for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties:

SPECIFIC

Executive Team Responsibility

- Appoint the CEO and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.
- In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.
- Ensure that a process is established as required that adequately provides for succession planning, including the appointing, training and monitoring of senior management.
- Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

- Review and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.
- Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.
- Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.
- Ensure that an adequate system of internal control exists.
- Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation's financial and other disclosure.

- Review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements.

- Approve annual operating and capital budgets.

- Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

- Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

- Establish a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

- Approve a Business Conduct & Ethics Practice for directors, officers and employees and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

- To the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Corporation and that the CEO and other executive officers create a culture of integrity throughout the Corporation.

Board Process/Effectiveness

- Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

- Engage in the process of determining Board member qualifications with the Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time) and that the appropriate number of independent directors are on each committee of the Board as required under applicable securities rules and requirements.

- Approve the nomination of directors.

- Provide an orientation to each new director.

- Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

- Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

- Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

- Review and re-assess the adequacy of the mandate of the committees of the Board on a regular basis, but not less frequently than on an annual basis.

- Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

- Each member of the Board is expected to understand the nature and operations of the Corporation's business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

- In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as issuance of securities, etc., is expected.

DELEGATION

- The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

- Subject to terms of the Disclosure, Confidentiality and Trading Policy and other policies and procedures of the Corporation, the Chairman of the Board will act as a liaison between stakeholders of the Corporation and the Board (including independent members of the Board).

MEETINGS

- The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair.

- Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

- Minutes of each meeting shall be prepared.

- The CEO or his designate(s) may be present at all meetings of the Board.

- Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

REPORTING / AUTHORITY

- Following each meeting, the Secretary will report to the Board by way of providing draft copies of the minutes of the meetings.

- Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any director upon request to the CEO.

- The Board shall have the authority to review any corporate report or material and to investigate any activity of the Corporation and to request any employees to cooperate as requested by the Board.

- The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

ROCK ENERGY INC.

Notice of
Annual General Meeting of Shareholders
to be held on Thursday, May 11, 2006

The annual general meeting of the shareholders of Rock Energy Inc. will be held at the Western Canadian Place Conference Centre, Plus 30 801 – 6th Street S.W., Calgary, Alberta on Thursday, May 11, 2006, at 3:00 p.m. (Calgary time) to:

1. receive and consider our financial statements for the fiscal year ended December 31, 2005, together with the report of the auditors and the report of the board of directors;

2. fix the number of directors to be elected at the meeting at 5 members;

3. elect 5 directors;

4. appoint the auditors and to authorize the directors to fix their remuneration as such; and

5. transact such other business as may properly be brought before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the information circular - proxy statement accompanying this notice.

If you are unable to attend the meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with our Corporate Secretary, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

Only shareholders of record at the close of business on March 22, 2006, will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

DATED at Calgary, Alberta this 16th day of March, 2006.

By order of the board of directors

"Allen J. Bey"

Allen J. Bey
President and Chief Executive Officer

ROCK ENERGY INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on May 11, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

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6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 pm, Mountain Time, on May 9, 2006.

Appointment of Proxyholder

I/We being holder(s) of Rock Energy Inc. hereby appoint: Stuart G. Clark, Chairman of the Board, or failing this person, Allen J. Bey

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Rock Energy Inc. to be held at the Plus 30 Western Canadian Place, 801 6th Street S.W., Calgary Alberta on May 11, 2006 at 3:00 PM and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Setting the Number of Directors To fix the number of Directors of the Corporation at five (5).	☐	☐

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2. Election of Directors

Election of Directors as outlined in the Information Circular.

	For	Withhold
Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐

	For	Withhold
3. Appointment of Auditors To appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and the authorization of the directors to fix their remuneration as such.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

File No. 82-34785

rockenergy INC.

Annual Information Form

Year Ended December 31, 2005

March 16, 2006

G:\058383\0016\AIF (Dec 2005) March 16 2006 Final (client doc).doc

TABLE OF CONTENTS

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbl	barrel
Bbls	barrels
Mbbls	thousand barrels
Mmbbls	million barrels
Mstb	1,000 stock tank barrels
Bbls/d	barrels per day
BOPD	barrels of oil per day
NGLs	natural gas liquids
STB	standard tank barrels

Natural Gas

Mcf	thousand cubic feet
MMcf	million cubic feet
Mcf/d	thousand cubic feet per day
MMcf/d	million cubic feet per day
Mmbtu	million British Thermal Units
Bcf	billion cubic feet
GJ	gigajoule

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil
ARTC	Alberta Royalty Tax Credit
BOE	barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)
BOE/d	barrel of oil equivalent per day
mt	megatonnes
m^3	cubic metres
MBOE	1,000 barrels of oil equivalent
Mstboe	1,000 stock tank barrels of oil equivalent
M$	thousands of dollars
MM$	millions of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Information Form and in certain documents incorporated by reference into this Annual Information Form, constitute forward-looking statements. These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in those forward looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Annual Information Form should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form, as the case may be. The Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.

In particular, this Annual Information Form and the documents incorporated by reference contain forward-looking statements pertaining to the following:

- the quantity of reserves;
- oil and natural gas production levels;
- capital expenditure programs;
- projections of market prices and costs;
- supply and demand for oil and natural gas;
- expectations regarding the Corporation's ability to raise capital and to continually add to reserves through acquisitions and development; and
- treatment under government regulatory and taxation regimes.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:

- volatility in market prices for oil and natural gas;
- liabilities and risks inherent in oil and natural gas operations;
- uncertainties associated with estimating reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisition; and
- geological, technical, drilling and processing problems.

CERTAIN DEFINITIONS

In this Annual Information Form, the following words and phrases have the following meanings, unless the context otherwise requires:

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"**GLJ**" means GLJ Petroleum Consultants Ltd.;

"**GLJ Report**" means the report of GLJ dated March 16, 2006 evaluating the crude oil, natural gas liquids and natural gas reserves of the Corporation as at December 31, 2005;

"**Gross**" or "**gross**" means:

(a) in relation to the Corporation's interest in production and reserves, its "Corporation gross reserves", which are the Corporation's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Corporation;

(b) in relation to wells, the total number of wells in which the Corporation has an interest; and

(c) in relation to properties, the total area of properties in which the Corporation has an interest; and

"**Net**" or "**net**" means:

(d) in relation to the Corporation's interest in production and reserves, the Corporation's interest (operating and non-operating) share after deduction of royalties obligations, plus the Corporation's royalty interest in production or reserves;

(e) in relation to wells, the number of wells obtained by aggregating the Corporation's working interest in each of its gross wells; and

(f) in relation to the Corporation's interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation;

"**NI 51-101**" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

ROCK ENERGY INC.

The Corporation

Rock Energy Inc. (the "Corporation" or "Rock"), formerly Medbroadcast Corporation ("Medbroadcast"), changed its name to Rock Energy Inc. effective February 18, 2004 in conjunction with a continuation of Medbroadcast from the federal jurisdiction of Canada to the jurisdiction of the province of Alberta.

Medbroadcast was incorporated pursuant to the *Company Act* (British Columbia) on February 15, 1988 under the name "Prime Equities Inc.". On October 25, 1991, Medbroadcast's Memorandum was amended to change the name of Medbroadcast to "Prime Equities International Corporation", to consolidate its common shares on a 1:10 basis, and to increase the authorized capital back up to 700,000,000 shares divided into 400,000,000 common shares without par value and 300,000,000 preference shares ("Preference Shares") without par value. On August 11, 1998, the Corporation's Memorandum was amended to change the name of the Corporation to "medEra Life Science Corporation". On January 4, 2000, the Corporation continued into the federal jurisdiction of Canada pursuant to the *Canada Business Corporations Act*. Concurrent with such continuation, the Corporation changed its name to "Medbroadcast Corporation" and revised its authorized capital to consist of an unlimited number of common shares and 300,000 preference shares. In conjunction with such continuation, Medbroadcast adopted By-laws in place of the Articles.

On February 18, 2004 Medbroadcast was continued out of the federal jurisdiction of Canada into the Province of Alberta, the name of the Corporation was changed to "Rock Energy Inc." and the common shares of the Corporation were consolidated on a 1:30 basis.

The Corporation is a public energy company engaged in the exploration for and development and production of crude oil and natural gas, primarily in Western Canada.

The Corporation's head office is located at Suite 1800, 700 – 9th Avenue S.W., Calgary, Alberta, T2P 3V4 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Corporate Strategy

Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions. Rock's current geographic focus is east central Alberta and west central Saskatchewan (which comprises the Corporation's Plains core area) and the deep basin of western Alberta (which comprises the Corporation's West Central core area), although other opportunities have been and will be considered. As Rock grows, the Corporation intends to expand operations in the West Central core area as well as develop a third core area.

Rock intends to evaluate acquisitions, both properties and corporate, primarily in its target core areas to compliment future internal operations. Rock will continue to evaluate other acquisition opportunities over time, as the company continues to grow and execute its business plan.

Subsidiaries

Rock has one active wholly-owned subsidiary, Rock Energy Ltd. ("Rock Energy"). Rock Energy was incorporated on November 21, 2002 under the *Business Corporations* Act (Alberta) as 1018369 Alberta Ltd. and as a wholly owned subsidiary of Storm Energy Ltd. ("Storm"). 1018369 Alberta Ltd. changed its name to Rock Energy Ltd. on December 10, 2002. On December 23, 2002 the Corporation bought the Medicine River property for 1,999,900 common shares of Rock Energy. Rock Energy began accounting for the property effective January 1, 2003. On January 14, 2003 Rock acquired 1018260 Alberta Ltd. ("1018260") by issuing 2,210,000 common shares of Rock Energy ("Rock Energy Shares") for all of the outstanding shares of 1018260. 1018260 was a corporation controlled by the Bey Family Trust, Alexander Brown, Sean Moore and Storm. After the acquisition, the shareholders of 1018260 (excluding Storm) owned 52% of the Rock Energy Shares. Rock Energy and 1018260 amalgamated effective January 15, 2003, and the amalgamated company continued under the name "Rock Energy Ltd."

All of the Rock Energy oil and gas properties are now beneficially owned by the Rock Energy Production Partnership (the "Partnership"). The partners of the Partnership are the Corporation and Rock Energy. Legal title to the oil and gas properties is held by Rock Energy.

On April 7, 2005 the Corporation purchased certain oil and gas properties as well as all of the shares of 1143734 Alberta Ltd. and on June 17, 2005 the Corporation purchased all of the shares of 1140511 Alberta Ltd., 1156168 Alberta Ltd. and 1159120 Alberta Ltd., all as a result of the acquisitions announced on March 14, 2005. All of the properties which were directly and indirectly acquired were contributed to the Partnership and the companies purchased were wound up into the Corporation effective June 30, 2005. Following this reorganization the only active subsidiary of the Corporation is Rock Energy.

Unless the context otherwise requires, reference in this Annual Information Form to the "Corporation" includes the Corporation, Rock Energy and the Partnership.

DESCRIPTION OF CAPITAL STRUCTURE

As a result of the amendments described above (see "Rock Energy Inc. - The Corporation" section), the authorized share capital of the Corporation consists of an unlimited number of common shares without nominal or par value and 300,000 preferred shares. The following is a description of the rights, privileges, instructions and conditions attached to the authorized share capital of the Corporation.

Common Shares

The holders of common shares are entitled to one vote at each meeting of holders of common shares. On the liquidation, dissolution or winding-up of the Corporation, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the common shares shall be entitled to receive the remaining property and assets of the Corporation. The holders of common shares are entitled to receive, if, as and when declared by the directors of the Corporation, non-cumulative dividends at such rate and payable on such date as may be determined from time to time by the directors of the Corporation.

Preferred Shares

The preferred shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares, subject to the maximum total number of preferred shares issuable, as may, before the issue thereof, be determined by resolution of the board of directors of the Corporation. Subject to the provisions of the *Business Corporation* Act (Act), the board of directors of the Corporation may by resolution fix from time to time before the issue thereof the designation, rights, privileges, restrictions and conditions attached to each series of the preferred shares

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plan as at December 31, 2005.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,120,332	$4.51	843,400[(1)]
Equity compensation plans not approved by securityholders	-	-	-
Total	1,120,332	$4.51	843,400[(1)]

Note:

(1) The Corporation's stock option plan currently provides for the grant of a maximum number of Common Shares equal to 10% of the outstanding common shares.

GENERAL DEVELOPMENT OF THE BUSINESS

Prior to 2004 Medbroadcast was involved in the businesses of developing and distributing online medical and health information via its website www.medbroadcast.com and in investigating and developing additional complementary business opportunities within the health field and, prior thereto, in the business of providing administrative, exploration and other management and consulting services to various resource companies including companies in which it may have an equity interest.

During the year ended 2001, Medbroadcast continued the development and operation of its medical information website, medbroadcast.com. Medbroadcast completed equity financings during the fiscal year for cash proceeds totalling $5,386,451 and also issued shares for advertising services totalling $4,980,572. These included investments received from CanWest Global Communications Corp. ("Global") totalling $10 million ($5.0 million in cash and $5.0 million in advertising services) and other financings totalling $529,580. Medbroadcast was a co-applicant with Global in an application to establish a new, digital specialty health television broadcast service, which was denied by the CRTC on November 24, 2000. CyberActive Technology continued development activities funded by the Corporation. Medbroadcast discontinued its HealthMart.ca in November of 2000 due to low utilization. There were no material exploration activities during the year and Medbroadcast continued its plan of divesting of its investment holdings in junior resource companies. The financial results for the year ended March 31, 2001 included revenues of $238,629 and an operating loss of $8,726,391. Development expenses for medbroadcast.com contributed to the loss.

During the year ended 2002, Medbroadcast continued the development and operation of medbroadcast.com. Medbroadcast completed equity financings during the fiscal year for gross proceeds of $500,000. Medbroadcast began to leverage its investment in the website with revenues of $250,360 generated from the sale of advertising, sponsored content and related services. Subsequent to year-end, Medbroadcast transferred its CyberPatient Technology license to UBC and Dr. Karim Qayumi, retaining an interest in the resulting company, thereby relieving itself of any funding obligations. The financial results for the year ended March 31, 2002 included revenues of $250,360 and an operating loss of $4,113,625. The use of advertising credits contributed over $2.5 million to the loss.

In 2003 Medbroadcast continued to improve its financial performance by reducing annual expenses from $4.5 million in 2002 to $766,405 in 2003 and by increasing revenue from $250,360 in 2002 to $272,216 in 2003 resulting in an operating loss of less than $500,000 compared to over $4.1 million in 2002. Despite this, and as announced in Medbroadcast's 2002 AGM material, Medbroadcast's primary focus for 2003 had been the identification, investigation and combination with an enterprise which will enhance the long term prospects for shareholder return.

On October 24, 2003, Medbroadcast issued 132,860,939 special common share purchase warrants of Medbroadcast ("Special Warrants") at a price of $0.1129 per Special Warrant for gross proceeds of $15,000,000, each of which Special Warrants entitled the holder to acquire 1 common share of Medbroadcast for no additional consideration, subject to adjustment in certain events (the "Financing"). At closing the gross proceeds of $15,000,000 were deposited in escrow with Computershare Trust Company of Canada pursuant to the terms of a special warrant indenture dated October 23, 2003 between Medbroadcast and Computershare Trust Company of Canada (the "Special Warrant Indenture") and in accordance with the terms of the Special Warrant Indenture, the escrowed funds were not to be released from escrow until the later of the date that shareholders of Medbroadcast approved the financing and the date that Allen J. Bey was appointed as President and Chief Executive Officer of Medbroadcast.

On October 31, 2003, Medbroadcast entered into a pre-acquisition agreement with Rock Energy (the "Pre-Acquisition Agreement") wherein Medbroadcast agreed, subject to the terms and conditions of the Pre-Acquisition Agreement, including obtaining shareholder approval of the acquisition to make an offer (the "Offer") to purchase all of the outstanding common shares of Rock Energy (including any common shares of Rock Energy which may become outstanding pursuant to the exercise of outstanding warrants to acquire common shares of Rock Energy) for an ascribed price of $2.70 for each common share of Rock Energy to be comprised of 23.92 common shares of Medbroadcast for each common share of Rock Energy.

At a special meeting of shareholders of Medbroadcast held on January 6, 2004, the shareholders of Medbroadcast approved a number of matters including the Financing and the licensing of Medbroadcast's website to Virtual Learning Inc. (the "VLI Transaction"). Following the shareholder meeting on January 6, 2004, a new management team for Medbroadcast was appointed consisting of Allen J. Bey as President and Chief Executive Officer, Peter D. Scott as Vice-President,

Finance and Chief Financial Officer, Alexander (Sandy) C. Brown as Vice-President, Exploration, Sean E. Moore as Vice-President, Production and Grant Zawalsky as Corporate Secretary. As a result of the foregoing, the gross proceeds of $15,000,000 which were held in escrow pursuant to the Special Warrant Indenture were released from escrow.

At a special meeting of shareholders of Medbroadcast held on January 7, 2004, the shareholders of Medbroadcast approved a number of matters including the making by Medbroadcast of the Offer to purchase all the issued and outstanding common shares of Rock Energy in accordance with the Pre-Acquisition Agreement, the consolidation of the outstanding common shares of Medbroadcast on a 30 for 1 basis (including the shareholders of Medbroadcast who hold less than 1,001 common shares prior to the consolidation and, accordingly, who would receive less than 34 common shares as a result of the consolidation will not receive post-consolidation common shares, provided that such shareholders shall instead receive cash payment in the amount of $0.1129 for each common share held prior to giving effect to the consolidation), the change of name of Medbroadcast to "Rock Energy Inc." and the continuance of Medbroadcast from the federal jurisdiction of Canada to the province of Alberta.

On January 7, 2004, Medbroadcast delivered the Offer to the holders of common shares of Rock Energy resulting in the acquisition by Medbroadcast on January 8, 2004 of all of the outstanding common shares of Rock Energy in exchange for the issuance by Medbroadcast of 116,251,201 of its pre-consolidation common shares. Also on January 8, 2004, the board of directors of Medbroadcast was reconstituted through the resignations of all existing Medbroadcast directors other than Leanne Bate and Allen J. Bey and the appointment of Stuart G. Clark and Peter Malowany as directors.

Immediately following completion of the Offer, former shareholders of Medbroadcast held approximately 7.8% of the outstanding common shares of the Corporation, former holders of Special Warrants held approximately 49.2% of the outstanding common shares of the Corporation and former shareholders of Rock Energy held approximately 43.0% of the outstanding common shares of the Corporation.

On February 18, 2004 Medbroadcast was continued out of the federal jurisdiction of Canada into the Province of Alberta, the name of the Corporation was changed to "Rock Energy Inc." and the common shares of the Corporation were consolidated on a 1:30 basis.

On July 21, 2004, the common shares of the Corporation were listed on the Toronto Stock Exchange. Concurrent with such listing the common shares of the Corporation were delisted from the TSX Venture Exchange.

On September 22, 2004 MediResource Inc. (formerly Virtual Learning Inc.) exercised its option to purchase the licensed assets under the VLI Transaction and such purchase was closed on September 30, 2004.

In 2005 the Corporation completed a series of acquisitions of a number of oil and natural gas properties located in Western Canada (collectively, the "Properties") from six private companies and eight drilling fund limited partnerships and their respective general partners (collectively, the "Vendors"). The transactions closed in stages on April 7, 2005 and June 17, 2005 for aggregate consideration of approximately $60.6 million, after adjustments, consisting of 10,325,487 common shares of the Corporation and approximately $23.2 million in cash (collectively, the "Acquisition"). The Properties represented non-operated working interests ranging from 5% to 85% in a number of different plays across the western Canadian sedimentary basin. ELM Energy Management Ltd. had managed the oil and gas investments on behalf of the Vendors which had common interests in many of the same properties. The average working interest based on reserve volumes was approximately 28%. The major Properties (comprising 75% of the value of the Properties) were located in:

- Wild River, Alberta (30% working interest);
- Northeast BC – Parkland, Cypress (12 – 45% working interest);
- Musreau, Alberta (7 – 20% working interest);
- Elmworth/Wapiti, Alberta (20 – 45% working interest);
- Girouxville, Alberta (45% working interest); and
- Niton, Alberta (45% working interest).

The acquisition also included approximately 20,000 net (72,000 gross) acres of undeveloped land along with seismic data.

SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS

There were no significant acquisitions or significant dispositions by the Corporation or any significant probable acquisition by the Corporation within or since the completion of the most recently completed financial year of the Corporation except for the purchase of the Properties from the Vendors (the "Acquisition") as described above under "General Development of the Business".

The Corporation filed a Form 51-102F4 dated August 19, 2005 in respect of the Acquisition (the "Business Acquisition Report") on SEDAR, which Business Acquisition Report is incorporated herein by this reference.

RECENT DEVELOPMENTS

The Corporation recently engaged an advisor to assist it with an asset rationalization project to swap and/or sell a portion of its properties including some of the Properties acquired in the Acquisition (see "General Development of the Business"). This project has been initiated and results are expected to be announced prior to June 30, 2005. The Corporation could be a net seller of production as a result of this process.

DESCRIPTION OF THE BUSINESS AND PRINCIPAL PROPERTIES

The Corporation is engaged in the exploration for and development and production of crude oil and natural gas primarily in Western Canada.

The Corporation spent capital of $84.2 million for the year ended December 31, 2005 included $60.6 million for the Acquisition, $0.1 million for office equipment and $23.5 million directed primarily to developing Rock's grass roots exploration and development operations in the Plains core area and continuing activity on the acquired Properties. Of the $23.5 million noted above, 23% was spent on acquiring land ($3.7 million) and seismic ($1.7 million). Rock drilled 20 (20 net) wells in its Plains core area and 13 (2.4 net) wells on the acquired Properties (mostly in the West Central core area) in 2005, which accounted for 69% of spending or $16.3 million. Of these wells, 14 (14.0 net) are successful heavy oil wells, 9 (2.1 net) are successful gas wells, 4 (1.1 net) are successful light oil wells and 6 (5.2 net) were dry. All of the successful heavy and light oil wells were completed and equipped in 2005. 5 (0.7 net) of the gas wells were brought on production during 2005 and the remaining 4 (1.4 net) wells are expected to be tied in during the first quarter of 2006. The Corporation also spent 4% ($0.9 million) of the capital budget on facilities and well site equipment inventory primarily relating to pre-ordering oil tanks and engines in order to shorten equipping times post drilling. Rock capitalizes certain salary and related costs associated with exploration and development which accounted for 4% ($0.9 million) of capital spending for the nine months ended December 31, 2004.

Rock's Board of Director's has approved a $30 million capital budget for 2006 directed primarily at the Plains and West Central core areas. This budget contemplates drilling 35 to 40 wells for approximately $21 million, acquiring land and seismic for $7.5 million and capitalized costs of $1.5 million. The majority of the drilling is likely expected to commence after spring break-up. The drilling program is on lands that are currently owned and are seismically supported and will be a mix of exploration and development wells targeting both oil and gas. Included in the drilling costs are the estimated cost of tie-ins and well site facilities required to bring production on stream. Under this program, new production is expected to come on stream two to three months after drilling has been completed. The budget is split almost equally between the Plains and West Central core areas. The majority of technical resources are expected to be directed towards the West Central core area in order to expand the Corporation's prospect list for this area. The Plains core area currently has approximately a two year inventory of drilling opportunities identified.

Principal Properties

The following is a description of the Corporation's oil and natural gas properties as at December 31, 2005. Reserve amounts are stated, before the deduction of royalties and without including any royalty interests (i.e. gross reserves), as at December 31, 2005 based on forecasted costs and prices as evaluated in the GLJ Report (see "Reserves Data"). **The estimate of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.** Unless otherwise specified, gross and net acres and well count information are as at December 31, 2005.

Medicine River, Alberta

Rock owns two sections of land (1,280 acres) in the Medicine River area of central Alberta. As of the date hereof, the property includes 6 (5.4 net) producing oil wells, 4 (2.0 net) producing gas wells and 1 (0.8 net) shut-in gas well. No disposal or injection wells are located on the property. Production is initially processed through Rock's 100% owned facility which is located on these lands. The facility processes the oil in order to meet pipeline specifications and is then trucked to a third party terminal for sale. The facility also meters and compresses Rock's operated natural gas production which is tied-in to a third party processing plant for ultimate sale. Rock operates all the production (except 2 (1.3 net) gas wells) and its facility through a contract operator. The natural gas production comes from the Edmonton, Cardium, Nordegg and Glauconite sands and the oil production comes from the Jurassic, Pekisko and Basal Quartz formations. Rock does not own rights to all the zones on these lands so other companies also have wells on these lands. In 2003 Rock drilled 1 (0.75 net) Edmonton gas well and recompleted 1 (0.7125 net) Jurassic oil well, both of which were tied-in in October 2003. In July 2004 a partner recompleted a Nordegg gas well (0.33 net), which Rock was equalized into in December 2004. In January 2005 Rock farmed out their interest in a shut-in well bore which was recompleted in the Glauconite formation for gas.

Plains Core Area (east central Alberta and west central Saskatchewan)

Rock owns 21,879 (21,335 net) acres of land in the Plains core area of east central Alberta and west central Saskatchewan, which consists of four property areas with the majority of production coming from the Lloydminster property in east central Alberta. As of the date hereof, the core area includes 18 (18.0 net) producing heavy oil wells, 2 (2.0 net) producing gas wells 1 (1.0 net) standing gas well and no shut-in wells or disposal wells. The heavy oil wells were drilled in 2004 and 2005 with most of the production coming on in late 2005. These wells are primarily producing from the Sparky formation. Production is processed at a 100% owned well site batteries and then trucked to a third party terminal for sale. The 2 (2.0 net) gas wells came on production early 2005 and January 2006 and produce from the McLaren, Rex and Colony formations. Gas production is tied into a 100% owned gathering lines which tie in to third party pipelines and processing facilities where the gas is sold.

Wild River, Alberta

The Corporation's interests in the Wild River area includes 1 (0.3 net) producing natural gas well producing from the Nisku formation and is non-operated. No disposal or injection wells are located on the property. Production is tied in through a gathering system (30% owned by the Corporation) to a third party gathering system and can be processed at several third party plants in the area. A 3/8" stainless steel injection string was installed in 2005 to keep elemental sulphur in solution and reduce operating costs. The Corporation owns 3,840 (1,088 net) undeveloped acres of land in the area.

Northeast BC

The Corporation's interests in northeast BC is comprised of 8 properties and includes 4 (2.1 net) producing natural gas wells, 10 (3.1 net) shut-in wells and no oil wells or disposal wells. Production in the area is all non-operated and comes from the Halfway, Belloy and Doig formations. Production is processed at third party facilities. The Corporation owns 19,234 (6,698 net) undeveloped acres in northeast BC. Drilling in the area is primarily winter access only and management expects activity levels to increase beginning with the 2006/07 season.

Musreau, Alberta

The Corporation's interests in the Musreau area includes 9 (1.0 net) producing natural gas wells, 1(0.1 net) natural gas well to be tied-in, 1 (0.1 net) shut-in wells and no producing oil or disposal wells. The gas wells were drilled in the second half of 2004 and in 2005 and produce from the Fahler and Cadomin formations. The wells are non-operated. Gas is gathered and processed at a third party plant in the area. The Corporation owns 7,360 (1,610 net) undeveloped acres of land in the area. Management expects additional drilling in 2006.

Elmworth/Wapiti, Alberta

The Corporation's interest in the Elmworth/Wapiti area includes 7 (1.8 net) natural gas wells and no oil wells, shut-in wells or disposal wells. Production comes from the Notikewin, Falher, Cadomin and Gething formations and is non-operated.

Production is processed at third party facilities. The Corporation owns 4,480 (1,168 net) undeveloped acres of land in the area.

Niton, Alberta

The Corporation's interest in the Niton area includes 4 (1.7 net) oil wells, 1 (0.4 net) natural gas wells and no shut-in wells or disposal wells. Oil production comes from the Rock Creek formation and gas production is from the Elerslie formation. Production is non-operated. Gas production is processed at third party facilities. The Corporation owns 2,883 (1,108 net) undeveloped acres in the area. Management expects that two to four oil wells will be drilled in this area in 2006.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated March 16, 2006. The effective date of the Statement is December 31, 2005 and the preparation date of the Statement is February 9, 2006.

Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") is based upon an evaluation by GLJ with an effective date of December 31, 2005 contained in the GLJ Report. The Reserves Data summarizes the oil, liquids and natural gas reserves of the Corporation and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The GLJ Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. The Company engaged GLJ to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves. All of Rock's reserves are in Canada and, specifically, in the provinces of Alberta, British Columbia and Saskatchewan.

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Corporation's properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, NGLs and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGLs and natural gas reserves may be greater than or less than the estimates provided herein.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2005
CONSTANT PRICES AND COSTS

	RESERVES							
	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
PROVED								
Producing	309	266	808	668	12,024	8,867	105	74
Non-Producing	27	25	0	0	1,182	941	7	5
Undeveloped	0	0	305	253	1,320	926	0	0
TOTAL PROVED	336	291	1,112	921	14,526	10,734	113	79
PROBABLE	99	88	968	797	5,201	3,938	36	25
TOTAL PROVED PLUS PROBABLE	435	379	2,081	1,718	19,727	14,672	149	104

NET PRESENT VALUES OF FUTURE NET REVENUE

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	AFTER INCOME TAXES DISCOUNTED AT (%/year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
PROVED										
Producing	91,689	77,154	67,156	59,848	54,252	82,801	70,198	61,531	55,185	50,312
Non-Producing	6,785	5,265	4,312	3,638	3,129	4,643	3,497	2,816	2,347	1,999
Undeveloped	5,785	4,444	3,440	2,676	2,085	3,841	2,794	2,035	1,472	1,046
TOTAL PROVED	104,260	86,863	74;909	66,162	59,466	91,284	76,489	66,382	59,004	53,357
PROBABLE	43,280	30,920	23,684	18,962	15,644	29,149	20,472	15,473	12,240	9,980
TOTAL PROVED PLUS PROBABLE	147,450	117,783	98,593	85,124	75,110	120,433	96,961	81,855	71,244	63,337

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2005
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)	INCOME TAXES (M$)	FUTURE NET REVENUE AFTER INCOME TAXES (M$)
Proved Producing Reserves	160,404	30,669	36,449	75	1,522	91,689	8,888	82,801
Proved Reserves	193,531	36,719	44,505	6,228	1,819	104,260	12,975	91,284
Proved Plus Probable Reserves	276,443	52,096	64,230	10,610	1,966	147,540	27,107	120,433

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2005
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Producing Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	10,407
	Heavy Crude Oil	7,677
	Natural Gas	49,073
	Other Company Revenue	0
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	10,397
	Heavy Crude Oil	8,677
	Natural Gas	55,835
	Other Company Revenue	0
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	11,397
	Heavy Crude Oil	15,160
	Natural Gas	72,036
	Other Company Revenue	0

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2005
FORECAST PRICES AND COSTS

	RESERVES							
	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
PROVED								
Developed Producing	304	262	824	676	11,925	8,781	103	73
Developed Non-producing	27	25	0	0	1,182	941	7	5
Undeveloped	0	0	305	250	1,320	926	0	0
TOTAL PROVED	331	286	1,128	926	14,427	10,648	111	78
PROBABLE	96	85	986	786	5,230	3,960	35	25
TOTAL PROVED PLUS PROBABLE	427	371	2,096	1,712	19,657	14,608	146	102

NET PRESENT VALUES OF FUTURE NET REVENUE

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	AFTER INCOME TAXES DISCOUNTED AT (%/year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
PROVED										
Developed Producing	77,452	67,654	60,571	55,182	50,918	72,965	63,796	57,214	52,230	48,300
Developed Non-producing	4,968	3,960	3,315	2,849	2,490	3,414	2,590	2,091	1,746	1,488
Undeveloped	4,034	3,137	2,459	1,936	1,527	2,566	1,851	1,330	941	646
TOTAL PROVED	86,454	74,751	66,344	59,967	54,935	78,945	68,236	60,635	54,918	50,434
PROBABLE	35,495	26,506	20,971	17,224	14,514	24,173	17,657	13,735	11,120	9,249
TOTAL PROVED PLUS PROBABLE	121,950	101,256	87,315	77,191	69,449	103,118	85,893	74,370	66,038	59,683

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2005
FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)	INCOME TAXES (M$)	FUTURE NET REVENUE AFTER INCOME TAXES (M$)
Proved Producing Reserves	146,079	27,539	39,206	75	1,806	77,452	4,487	72,965
Proved Reserves	175,601	32,520	48,076	6,383	2,167	86,454	7,509	78,945
Proved Plus Probable Reserves	252,769	46,452	71,079	10,767	2,491	121,950	18,832	103,118

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2005
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Producing Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	8,122
	Heavy Oil	9,870
	Natural Gas	42,580
	Other Company Revenue	0
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	8,128
	Heavy Oil	11,503
	Natural Gas	46,714
	Other Company Revenue	0
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	8,867
	Heavy Oil	19,884
	Natural Gas	58,564
	Other Company Revenue	0

Notes to Reserves Data Tables:

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the GLJ Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainly.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

3. **Forecast Prices and Costs**

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, as at December 31, 2005, inflation and exchange rates utilized by GLJ in the GLJ Report, which were GLJ's then current forecasts at the date of the GLJ Report, were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of December 31, 2005
FORECAST PRICES AND COSTS

	OIL				NATURAL GAS	NATURAL GAS LIQUIDS					
Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Medium Crude 29° API ($Cdn/Bbl)	Hardisty Heavy Crude 12° API ($Cdn/Bbl)	AECO Gas Price ($Cdn/Mmbtu)	Edmonton Pentanes Plus ($Cdn/Bbl)	Edmonton Propane ($Cdn/Bbl)	Edmonton Butane ($Cdn/Bbl)	Spec Ethane ($Cdn/Bbl)	INFLATION RATES[1] %/Year	EXCHANGE RATE[2] ($US/$Cdn)
Forecast											
2006	57.00	66.25	55.75	33.25	10.60	67.00	42.50	49.00	36.00	2	0.85
2007	55.00	64.00	55.25	32.75	9.25	65.25	41.00	47.25	31.25	2	0.85
2008	51.00	59.25	51.25	32.50	8.00	60.50	38.00	43.75	27.00	2	0.85
2009	48.00	55.75	48.25	32.00	7.50	56.75	35.75	41.25	25.25	2	0.85
2010	46.50	54.00	46.75	32.00	7.20	55.00	34.50	40.00	24.25	2	0.85
2011	45.00	52.25	45.25	33.50	6.90	53.25	33.50	38.75	23.25	2	0.85
2012	45.00	52.25	45.25	33.50	6.90	53.25	33.50	38.75	23.25	2	0.85
2013	46.00	53.25	46.00	34.00	7.05	54.25	34.00	39.50	23.75	2	0.85
2014	46.75	54.25	47.00	34.75	7.20	55.25	34.75	40.25	24.25	2	0.85
2015	47.75	55.50	48.00	35.25	7.40	56.50	35.50	41.00	25.00	2	0.85
2016	48.75	56.50	48.75	36.00	7.55	57.75	36.25	41.75	25.50	2	0.85
Thereafter	+2%/year	+2%/year	+2%/year	+2%/year	+2%/year	+2%/year	+2%/year	+2%/year	+2%/year	+2%/year	0.85

Notes:
(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the Corporation for the year ended December 31, 2005, were $10.22/Mcf for natural gas, $64.95/Bbl for light and medium crude oil, $27.44/Bbl for heavy crude oil and $56.19/Bbl for natural gas liquids.

4. **Constant Prices and Costs**

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the GLJ Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS
as of December 31, 2005
CONSTANT PRICES AND COSTS

	OIL	NATURAL GAS	NATURAL GAS LIQUIDS				
Year	Edmonton Par Price 40° API ($Cdn/Bbl)	AECO Gas Price ($Cdn/GJ)	Edmonton Pentane ($Cdn/Bbl)	Edmonton Propane ($Cdn/Bbl)	Edmonton Butane ($Cdn/Bbl)	Spec Ethane ($Cdn/Bbl)	EXCHANGE RATE[1] ($US/$Cdn)
Historical [2]							
2005	68.27	9.71	71.67	43.69	50.52	32.92	0.8577

Notes:
(1) The exchange rate used to generate the benchmark reference prices in this table.
(2) Prices as at December 31, 2005.

5. **Future Development Costs**

The following table sets forth development costs deducted in the estimation of the Corporation's future net revenue attributable to the reserve categories noted below.

Year	Forecast Prices and Costs: Proved Reserves ($000)	Forecast Prices and Costs: Proved Plus Probable Reserves ($000)	Constant Prices and Costs: Proved Reserves ($000)	Constant Prices and Costs: Proved Plus Probable Reserves ($000)
2006	3,475	7,772	3,475	7,772
2007	352	432	345	424
2008	0	0	0	0
2009	2,547	2,552	2,400	2,405
2010	0	0	0	0
Thereafter	10	10	8	8
Total Undiscounted	6,383	10,767	6,228	10,610
Total Discounted at 10%	5,447	9,617	5,335	9,504

The Corporation has sufficient internally generated cash flow to finance the future development costs noted above.

6. The Alberta royalty tax credit ("ARTC") is included in the cumulative cash flow amounts. ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995. The Corporation qualifies for the maximum ARTC.

7. The revenue forecasts included in the GLJ Report include the estimated costs, net of salvage value, to abandon the wells assigned reserves in the GLJ Report and to disconnect these wells from the gathering system. No costs have been included for the abandonment of surface facilities or gathering systems or for the reclamation of surface leases. **Also, no costs have been included in the GLJ Report for the abandonment of any of Rock's wells which have been assigned no reserves in the GLJ Report.**

8. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

9. The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. No field inspection was conducted.

Reconciliations of Changes in Reserves and Future Net Revenue

RECONCILIATION OF
COMPANY NET RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM OIL			HEAVY OIL			ASSOCIATED & NON-ASSOCIATED GAS			NATURAL GAS LIQUIDS		
FACTORS	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)
December 31, 2004 (1)	186	23	209	151	138	289	1,427	589	2,016	40	5	46
Extensions	5	1	6	769	734	1,503	0	51	51	0	0	0
Improved Recovery	16	7	22	0	0	0	51	21	72	0	0	1
Technical Revisions	15	13	28	40	(97)	(57)	(145)	(64)	(210)	(2)	2	0
Discoveries	0	0	0	19	11	30	757	289	1,046	8	3	11
Acquisitions	104	41	145	0	0	0	9,749	3,074	12,823	45	15	60
Dispositions	0	0	0	0	0	0	0	0	0	0	0	0
Economic Factors	2	0	2	(1)	(1)	(1)	3	1	4	0	0	0
Production	(41)		(41)	(52)		(52)	(1,194)		(1,194)	(14)		(14)
December 31, 2005	286	85	371	926	786	1,712	10,648	3,960	14,608	78	25	102

Note:
(1) Figures may not add due to rounding.

RECONCILIATION OF CHANGES IN
NET PRESENT VALUES OF FUTURE NET REVENUE
DISCOUNTED AT 10% PER YEAR
PROVED RESERVES
CONSTANT PRICES AND COSTS

PERIOD AND FACTOR	Year Ended December 31, 2005 (M$)
Estimated Future Net Revenue at December 31, 2004 (before Income Tax)	7,179
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(13,118)
Net Change in Prices, Production Costs and Royalties Related to Future Production	6,542
Changes in Previously Estimated Development Costs Incurred During the Period	15,526
Changes in Estimated Future Development Costs	(15,514)
Extensions and Improved Recovery	6,329
Discoveries	4,928
Acquisitions of Reserves	53,727
Dispositions of Reserves	0
Net Change Resulting from Revisions in Quantity Estimates	865
Accretion of Discount	718
Net Change in Income Taxes	(8,527)
Net Change in Royalty Tax Credits	0
Other Changes	7,727
Estimated Future Net Revenue at December 31, 2005 (after Income Tax)	66,382

Additional Information Relating to Reserves Data

Undeveloped Reserves

Proved and probable undeveloped reserves have been estimated in accordance with procedures and standards contained in the COGE Handbook. The significant majority of the undeveloped reserves are scheduled to be developed within the next two years of the effective date.

Non-producing reserves are also forecast to be developed in 2009 at Wild River. This capital is contingent on performance and may not be necessary.

Significant Factors or Uncertainties

A discussion of important economic factors and significant uncertainties that affect components of the reserves data can be found under the heading "Critical Accounting Estimates" in the Corporation's management discussion and analysis relating to the financial statements for the year ended December 31, 2005, which forms part of the Corporation's 2006 Annual Report, which discussion and analysis is incorporated herein by reference.

Other Oil and Gas Information

Oil And Gas Wells

The following table sets forth the number and status of wells in which the Corporation has a working interest as at December 31, 2005.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	41	26.5	3	1.6	58	17.1	40	17.1
British Columbia	0	0.0	1	0.4	3	1.7	6	1.7
Saskatchewan	8	4.2	2	1.5	1	1.0	1	1.0
Total	49	30.7	6	3.5	62	19.8	47	19.8

Properties with no Attributable Reserves

The following table sets out the Corporation's developed and undeveloped land holdings as at December 31, 2005.

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
Alberta	69,585	26,637	58,189	24,813	127,774	51,450
British Columbia	6,777	2,725	12,457	3,972	19,234	6,698
Saskatchewan	2,826	2,016	9,020	8,113	11,846	10,128
Total	79,188	31,378	79,666	36,898	158,854	68,276

Of the Corporation's undeveloped land, rights to explore, develop and exploit 10,194 (2,565 net) acres expire by December 31, 2006. The Corporation does not have any work commitments associated with its undeveloped lands.

Additional Information Concerning Abandonment and Reclamation Costs

Future abandonment and reclamation costs have been estimated by management of the Corporation. Costs to abandon and reclaim approximately 119 (51.0 net) wells totalling $2.2 million (undiscounted) and 134 (60.0 net) wells totalling $2.5 million (undiscounted) are included in the estimate of future net revenue from total proved and total proved plus probable reserves, respectively in the GLJ Report.

An additional $0.1 million undiscounted is the estimated cost to abandon and reclaim facilities and have not been deducted from future net revenues in the GLJ Report as the report only evaluates wells with reserves and not facilities.

The Corporation does expect to incur up to $500,000 in abandonment or reclamation expenses in the next three fiscal years to reclaim 30 (10.3 net) abandoned wells, which are not included in the GLJ Report.

Tax Horizon

As at December 31, 2005, the Corporation has approximately $78.0 million of tax pools,of which $32.9 million are either non-capital losses or Canadian Exploration expense pools, therefore the Corporation does not expect to pay income taxes in 2006.

Capital Expenditures

The following tables summarize capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to the Corporation's activities for the year ended December 31, 2005:

Land acquisition costs	$3,737,172
Seismic acquisition costs	$1,760,538
Exploration drilling and completion costs	$2,086,717
Development drilling and completion costs	$10,363,880
Facility and equipment costs	$4,758,625
Acquisitions	$60,593,475
Capitalized G&A	$864,688
Office Equipment	$72,310
Total	$84,237,405

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which the Corporation participated during the year ended December 31, 2005:

	Gross	Net
Heavy Oil	14	14
Light and Medium Oil	4	1.1
Natural Gas	9	2.1
Service	0	0
Dry	6	5.2
Total:	33	22.4

A discussion of exploration and development activities is set forth under "Description of the Business and Principal Properties".

Production Estimates

The following table sets out the volume of the Corporation's production estimated for the twelve months ended December 31, 2006 which is reflected in the estimate of future net revenue disclosed in the Forecast Prices and Costs and Constant Prices and Costs tables contained under " - Disclosure of Reserves Data".

	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	BOE
	Gross (Bbls/d)	Gross (Bbls/d)	Gross (Mcf/d)	Gross (Bbls/d)	Gross (BOE/d)
Proved Producing	146	670	7,847	69	2,194
Proved Undeveloped	16	104	427	3	193
Total Proved	162	774	8,274	72	2,387
Total Probable	13	250	407	4	335
Total Proved Plus Probable	175	1,024	8,681	76	2,722

Production History

The following tables summarize certain information in respect of production, product prices received and operating expenses made by the Corporation (and its subsidiaries) for the periods indicated below:

	Quarter Ended							
	2005				2004			
(6:1)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Average Daily Production[1]								
Light & Medium Crude Oil (Bbls/d)	207	154	98	71	71	71	81	85
Heavy Crude Oil (Bbls/d)	480	107	74	82				
Gas (Mcf/d)	8,147	5,985	2,879	795	665	476	433	507
NGLs (Bbls/d)	75	84	42	23	19	15	18	16
Combined (BOE/d)	2,120	1,343	693	309	201	165	171	186
Average Price Received								
Light & Medium Crude Oil ($/Bbl)	63.63	71.13	62.30	58.89	55.90	48.29	42.26	40.59
Heavy Crude Oil ($/Bbl)	24.81	40.60	28.18	24.91	-	-	-	-
Gas ($/Mcf)	12.06	9.37	7.62	6.95	6.77	6.33	7.30	6.49
NGLs ($/Bbl)	58.80	59.73	48.71	47.98	45.09	43.61	38.87	36.51
Combined ($/BOE)	60.29	56.90	46.36	41.65	46.68	42.90	42.54	39.48
Royalties Paid								
Light & Medium Crude Oil ($/Bbls)	2.56	24.34	11.59	8.87	9.06	8.86	8.35	7.82
Heavy Crude Oil ($/Bbl)	5.74	7.35	3.84	4.04				
Gas ($/Mcf)	3.02	1.63	1.86	2.45	(0.21)	3.21	2.34	2.33
NGLs ($/Bbl)	14.88	15.31	10.35	4.13	11.69	17.93	11.29	13.84
Combined ($/BOE)	13.67	11.61	10.39	9.73	3.73	14.70	11.08	11.16
Oil Transportation Expense	0.81	0.74	0.19	0.48	0.89	-	-	-
Operating Expenses [3]								
Light & Medium Crude Oil ($/Bbl) [3]	9.74	11.19	7.49	8.18	7.59	9.15	7.67	6.56
Heavy Crude Oil ($/Bbl)	15.37	27.04	16.28	11.33	-	-	-	-
Gas ($/Mcf) [3]	1.62	1.86	1.25	1.36	1.27	1.53	1.28	1.09
NGLs ($/Bbl) [3]	9.74	11.19	7.49	8.18	7.59	9.15	7.67	6.56
Combined ($/BOE) [3]	11.02	12.45	8.43	9.01	7.59	9.15	7.67	6.56
Netback Received[2]								
Light & Medium Crude Oil ($/Bbl)	50.73	34.70	41.86	39.78	38.36	30.28	26.24	26.21
Heavy Crude Oil ($/Bbl)	3.70	6.21	8.06	9.54	-	-	-	-
Gas ($/Mcf)	7.23	5.73	4.51	3.11	5.72	1.59	3.68	3.07
NGLs ($/Bbl)	34.17	33.23	30.87	35.68	25.81	16.53	19.91	16.11
Combined ($/BOE)	34.79	32.10	27.35	22.43	34.27	19.05	23.79	21.76

Notes:

(1) Before deduction of royalties.

(2) Netbacks are calculated by subtracting royalties, oil transportation expense and operating expenses from revenues.

(3) Operating expenses for light & medium crude oil, gas and NGLs have been allocated based on each product's percentage of their aggregate production.

The Corporation's crude oil production for the year ended December 31, 2005 was 12% light quality crude oil (32° API or greater), 17% heavy crude oil and 5% natural gas and liquids.

For the year ended December 31, 2005, approximately 27% of the Corporation's gross revenue was derived from crude oil production (including natural gas liquids) and 73% was derived from natural gas production.

DIVIDEND POLICY

The Corporation has not paid any dividends to date on its common shares. The board of directors of the Corporation will determine the timing, payment and amount of dividends, if any, that may be paid by the Corporation from time to time based upon, among other things, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and other business considerations as the board of directors considers relevant.

MARKET FOR SECURITIES

The common shares of the Corporation trade on the Toronto Stock Exchange (the "TSX") under the symbol "RE". The following sets forth the price range and trading volume of the Common Shares on the TSX (as reported by the TSX) for the periods indicated.

	Price Range		
	High	Low	Volume
2005			
January	3.99	3.27	281,926
February	4.75	3.25	855,548
March	5.01	4.00	876,139
April	4.60	3.75	138,507
May	4.75	4.15	69,592
June	4.53	4.06	264,257
July	5.05	4.20	121,712
August	5.60	4.55	1,263,655
September	6.25	4.65	2,895,170
October	6.10	4.40	1,145,944
November	5.40	4.52	1,058,903
December	5.39	4.66	1,190,255
2006			
January	5.50	4.35	578,420
February	5.60	4.68	1,735,356
March (1-15)	4.75	3.90	139,113

DIRECTORS AND OFFICERS

The names, municipalities of residence, positions with the Corporation, and principal occupation of the directors and officers of the Corporation are set out below and in the case of directors, the period each has served as a director of the Corporation.

Name and Municipality of Residence	Office Held	Principal Occupation	Director Since
Allen J. Bey(4) Calgary, Alberta	President, Chief Executive Officer and Director	President and CEO of Rock since January 2004. From January 2003 to January 2004 President and CEO of Rock Energy. From January 1996 until it was sold in July 2001 President and CEO of Avid Oil and Gas Ltd (a public oil and gas company).	October 3, 2003

Name and Municipality of Residence	Office Held	Principal Occupation	Director Since
Peter D. Scott Calgary, Alberta	Vice, President Finance and Chief Financial Officer	Vice President, Finance and CFO of Rock since January 2004. From March 2003 to January 2004 Vice President, Finance and CFO of Rock Energy. From March 2000 to March 2003 Executive Vice President and CFO of Absolute Software Corporation (a public software development company). From March 1997 to March 2000 Vice President Finance and CFO of Beau Canada Exploration Ltd. (a public oil and gas company).	N/A
Alexander C. Brown Calgary, Alberta	Vice President, Exploration	Vice President, Exploration of Rock since January 2004. From January 2003 to January 2004 Vice President, Exploration of Rock Energy. From July 2001 to December 2003 Senior Geologist for Northrock Resources Ltd. (a public oil and gas company). From July 1994 to March 2001 Mr. Brown was employed in various positions of increasing responsibility at Fletcher Challenge Energy Canada (the Canadian subsidiary of a public oil and gas company) the last being Exploration & Development Asset Manager: Provost District.	N/A
Sean E. Moore Calgary, Alberta	Vice President, Production	Vice President, Production of Rock since January 2004. From January 2003 to January 2004 Vice President, Production of Rock Energy. From October 2001 to January 2003 Deep Plains Business Unit Manager for Vintage Petroleum Canada Inc. (the Canadian subsidiary of a public oil and gas company). From 1992 to March 2001 Mr. Moore was employed in various positions of increasing responsibility at Fletcher Challenge Energy Canada the last being Vice President Exploration and Development until it was purchased by Apache Canada Ltd. (the Canadian subsidiary of a public oil and gas company). Mr. Moore continued on for transitional purposes with Apache Canada Ltd. until June 2001 as a consulting engineer.	N/A
Grant A. Zawalsky Calgary, Alberta	Corporate Secretary	Partner of Burnet, Duckworth & Palmer LLP (lawyers)	N/A
Stuart G. Clark(1)(2)(3) Calgary, Alberta	Director	Independent businessman. From August 2002 to July 2004 Executive Director of Storm Energy Ltd. (a public oil and gas company). From November 1998 to November 2001 Vice President Finance and CFO of Storm Energy Inc. (a public oil and gas company), then from November 2001 to August 2002 Executive Director of Storm Energy Inc. From January 1986 to July 1998 Mr. Clark was employed in various positions of increasing responsibility the last being Executive Vice President and CFO of Pinnacle Resources Ltd. (a public oil and gas company).	January 8, 2004
Peter Malowany(1)(4) Calgary, Alberta	Director	Since March 2005 President and from April 2001 to March 2005 partner and Vice President of Morgas Ltd. (a private oil and gas company). From April 1996 to April 2001 partner and Vice President of Newhouse Resource Management Ltd. (a private oil and gas company).	January 8, 2004

Name and Municipality of Residence	Office Held	Principal Occupation	Director Since
Matthew J. Brister(3)(4) Calgary, Alberta	Director	Since August 2003 President of Storm Ventures International Inc. (a private oil and gas company). From August 2002 to July 2004 President and CEO of Storm Energy Ltd. (a public oil and gas company). From November 1998 to August 2002 President and CEO of Storm Energy Inc. (a public oil and gas company). From January 1987 to July 1998 Mr. Brister was employed in various positions of increasing responsibility the last being President and CEO of Pinnacle Resources Ltd. (a public oil and gas company).	October 28, 2004
James K. Wilson(1)(3) Calgary, Alberta	Director	Since September 2004 Vice President, Finance and CFO of Grizzly Resources Ltd. (a private oil and gas company). From January 2002 to September 2004 Vice President, Finance and CFO of Archean Energy Ltd. (a private oil and gas company). From March 2000 to October 2001 Senior Vice President, Finance & CFO and Corporate Secretary of Grey Wolf Exploration Inc. (a public oil and gas company). From March 1999 to March 2000 was Vice President, Finance and CFO of Maxx Petroleum Ltd. (a public oil and gas company). From January 1998 to September 1998 was Executive Vice President, Finance and CFO of Chauvco Resources International Ltd. (a public oil and gas company). From August 1990 to December 1997 was Senior Vice President, Finance and Administration & CFO of Chauvco Resources Ltd. (a public oil and gas company).	October 28, 2004

Notes:
(1) Member of the Audit Committee of the Corporation.
(2) Chairman of the Board.
(3) Member of the Compensation, Nomination and Governance Committee of the Corporation.
(4) Member of the Reserves Committee of the Corporation.
(5) The Corporation does not have an Executive Committee of its Board of Directors.

All of the directors and officers of Rock have been engaged for more than five years in their present principal occupations or executive positions with the same companies except as described above.

The term of office of each director expires at the next annual meeting of shareholders of the Corporation.

As at March 16, 2006, the directors and officers of the Corporation, as a group, beneficially owned, directly or indirectly, 2,865,077 common shares or approximately 14.6% of the issued and outstanding common shares of the Corporation .

Corporate Cease Trade Orders or Bankruptcies

No director, officer or promoter of the Corporation has, within the last 10 years, been a director, officer or promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemption for a period of more than 30 consecutive days or was declared a bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person other than James K. Wilson as Executive Vice President and CFO of Chauvco Resources International Ltd. from January 1998 to September 1998 when the trading of shares of Chauvco Resources International Ltd. were suspended by the Toronto and Montreal exchanges in July 1998 and were subsequently delisted.

Penalties or Sanctions

No director, officer or promoter of the Corporation, within the last 10 years, has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud.

Personal Bankruptcies

No director, officer or promoter of the Corporation, or a shareholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such persons, has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or being subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

Conflicts of Interest

Directors and officers of the Corporation may, from to time, be involved with the business and operations of other oil and gas issuers, in which case a conflict may arise. See "Risk Factors".

ESCROWED SECURITIES

To the knowledge of the Corporation, no securities of the Corporation are held in escrow.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate and Terms of Reference

The Mandate and Terms of Reference of the Audit Committee of the board of director's is attached hereto as Schedule "C". The members of the Audit Committee are Stuart G. Clark, Peter Malowany and James K. Wilson.

Composition of the Audit Committee

The members of the Audit Committee are independent (in accordance with National Instrument 52-110) and are financially literate.

Relevant Education and Experience

Mr. James K. Wilson is the Chairman of the Audit Committee and holds a Bachelor of Commerce degree and a Chartered Accountant designation. Mr. Wilson is currently the Chief Financial Officer of an oil and gas company and has held that position at several predecessor companies. Mr. Wilson has over 22 years of financial experience in the oil and gas industry. Mr. Stuart G. Clark currently serves on several Audit Committees and has previously been the Chief Financial Officer of several public oil and gas companies. Mr. Clark has over 18 years of financial experience in the oil and gas industry and holds a Bachelor of Commerce degree. Mr. Peter Malowany is a professional engineer and has over 30 years experience in the oil and gas industry, many of them at the executive and board level. Mr. Malowany's experience has afforded him the opportunity to become knowledgeable with respect to financial and accounting matters in the oil and gas industry.

Pre-Approval of Policies and Procedures

The Audit Committee, typically on an annual basis, approves a budget for audit and non-audit services to be performed at the Corporation. The budget is set after consultation with management of the Corporation and the Corporation's auditors. The non audit services budget is usually set at the same amount as for audit services. From time to time management of the Corporation may request approval by the committee of additional funding for special projects such as acquisition related advice.

Any changes in accounting policies are discussed in advance of their implementation with either the Chairman of the Audit Committee or the Audit Committee.

External Auditor Service Fees

The aggregate fees billed by the Corporation's external auditor in the last fiscal year for audit services were $48,752 in 2005.

Audit and Related Fees

The aggregate fees billed in the last fiscal year for assurance audit related services by the Corporation's external auditor were $92,456 in 2005. The services provided consisted of review of quarterly statements and disclosure and advice on accounting matters related to the business acquisition.

Tax Fees

The aggregate fees billed in the last fiscal year for professional services rendered by the Corporation's external auditor for tax compliance, tax advice and tax planning were $58,750 in 2005.

LEGAL PROCEEDINGS

There are no legal proceedings which the Corporation or any subsidiary of the Corporation is a party or of which any of their property is subject which are material to the Corporation and the Corporation is not aware of any such proceedings that are contemplated or pending.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and senior officers of the Corporation, any shareholder who beneficially owns more than 10% of the outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction within the last fiscal year and in any proposed transaction which has materially affected or would materially affect the Corporation.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, there are no material contracts entered into by the Corporation within the most recently completed financial year, or before the most recently completed financial year but still in effect.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Corporation during, or related to, the Corporation's most recently completed financial year other than GLJ, the Corporation's independent engineering evaluator and KPMG LLP, the Corporation's auditors.

None of the principals of GLJ had any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or of the Corporation's associates or affiliates either at the time they prepared the statement, report or valuation prepared by it, at any time thereafter or to be received by them.

KPMG LLP and its partners did not hold any registered or beneficial interests, directly or indirect, in the securities of the Corporation or its associates or affiliates.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

HUMAN RESOURCES

The Corporation currently employs 15 full-time employees and utilizes the services of professionals, as required from time to time on a contract or consulting basis. The Corporation intends to add additional professional and administrative staff as the needs arise.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are KPMG LLP, Chartered Accountants, Suite 1200, 205 – 5th Avenue SW, Calgary, Alberta T2P 4B9.

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario is the transfer agent and registrar of the common shares of the Corporation.

RISK FACTORS

An investment in the common shares of the Corporation should be considered speculative due to the nature of the Corporation's businesses and operations, including in particular their involvement in the, acquisition, exploitation, development, production and marketing of crude oil and natural gas and their present stages of development. In addition to the other information in this Annual Information Form, shareholders should carefully consider each, and the cumulative effect of all, of the following factors.

The reserve and recovery information contained in the GLJ Report are only estimates and the actual production and ultimate reserves from the Corporation's properties may be greater or less than the estimates prepared in such report. The GLJ Report has been prepared using certain commodity price assumptions which are described in the notes to the reserve tables. If lower prices for crude oil, natural gas liquids and natural gas are realized by the Corporation and substituted for the price assumptions utilized in the GLJ Report, the present value of estimated future net cash flows for the Corporation's reserves would be reduced and the reduction could be significant, particularly based on the constant price case assumptions. Exploration for oil and natural gas involves many risks, which even a combination of experience and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered by the Corporation.

The future development of the Corporation's oil and natural gas properties may require additional financing and there are no assurances that such financing will be available or, if available, will be available upon acceptable terms.

The Corporation's operations are subject to the risks normally incidental to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blow-outs and fires, all of which could result in personal injuries, loss of life and damage to property of the Corporation and others. In accordance with customary industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable. Although the Corporation maintains liability insurance in an amount which it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event it could incur significant costs that could have a material adverse affect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Environmental regulation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. Although the Corporation believes that it is in material compliance with currently applicable environmental regulation, changes to such regulations may have a material adverse affect on the Corporation. Additionally, the potential impact on the Corporation's operations and business of the Kyoto Protocol which has now been ratified by Canada, with respect to instituting reductions of greenhouse gases is difficult to quantify at this time as specific measures for meeting Canada's commitments have not been developed.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. Operating costs on most properties have increased steadily over recent years. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of the Corporation's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of the Corporation's reserves. The Corporation might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in the Corporation's net production revenue causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings that may be available to the Corporation may be in part determined by the company's borrowing base. A sustained material decline in prices from historical average prices could further reduce such borrowing base, therefore reducing the bank credit available and could require that a portion of its bank debt be repaid.

The Corporation uses the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows. To the extent that such capitalized costs (net of accumulated depreciation and depletion) less future taxes exceed the present value of estimated future net cash flows from its proved oil and natural gas reserves, those excess costs would be required to be charged to operations. Canadian Generally Accepted Accounting Principles ("GAAP") require that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in the consolidated financial statements of the Corporation. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and result in an inability to borrow funds and/or may result in a decline in the trading prices of the common shares of the Corporation. Under GAAP, the net amounts at which petroleum and natural gas costs on a property or project basis are carried are subject to a cost-recovery test which is based in part upon estimated future net cash flows from reserves. If net capitalized costs exceed the estimated recoverable amounts, the Corporation will have to charge the amounts of the excess to earnings. A decline in the net value of oil and natural gas properties could cause capitalized costs to exceed the cost ceiling, resulting in a charge against earnings. The net value of oil and gas properties are highly dependent upon the prices of oil and natural gas. GAAP requires that goodwill balances be assessed at least annually for impairment and that any permanent impairment be charged to net income. A permanent reduction in reserves, decline in commodity prices, and/or reduction in the trading price of the common shares of the Corporation may indicate a goodwill impairment. An impairment would result in a write-down of the goodwill value and a non-cash charge against net income. The calculation of impairment value is subject to management estimates and assumptions. Emerging GAAP surrounding hedge accounting may result in non-cash charges against net income as a result of changes in the fair market value of hedging instruments. A decrease in the fair market value of the hedging instruments as the result of fluctuations in commodity prices and foreign exchange rates may result in a write-down of net assets and a non-cash charge against net income. Such write-downs and non-cash charges may be temporary in nature if the fair market value subsequently increases.

The Corporation (including Medbroadcast as well as Rock Energy) is or has been engaged in one or more of the technology, mining or oil and natural gas business and its operations are subject to certain unique provisions of the *Income Tax Act* (Canada) and applicable provincial income tax legislation relating to characterization of costs incurred in its business which effects whether such costs are deductible and, if deductible, the rate at which they may be deducted for the purposes of calculating taxable income. The Corporation has reviewed the income tax returns of Medbroadcast with respect to the characterization of the costs incurred in either the technology or the resource property business, as applicable, as well as other matters generally applicable to all corporations including the ability to offset future income against prior year losses. The Corporation (including Medbroadcast as well as Rock Energy) has filed or will file all required income tax returns and believe that it is in full compliance with the provisions of the *Income Tax Act* (Canada) and applicable provincial income tax legislation, but such returns are subject to reassessment. In the event of a successful reassessment of the Corporation (including Medbroadcast as well as Rock Energy) it may be subject to a higher than expected past or future income tax liability as well as potentially interest and penalties and such amount could be material.

From time to time the Corporation may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Corporation will not benefit from such increases and the Corporation may nevertheless be obligated to pay royalties on such higher prices, even though not received by it, after giving effect to such agreements.

World oil prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact the Corporation's net production revenue. In addition, the exchange rate for the Canadian dollar versus the U.S. dollar has increased significantly over the last 12 months, resulting in the receipt by the Corporation of fewer Canadian dollars for its production. From time to time the Corporation may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, it will not benefit from the fluctuating exchange rate.

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of the Corporation. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of the Corporation. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

The marketability and price of oil and natural gas which may be acquired or discovered by the Corporation will be affected by numerous factors beyond its control. The Corporation will be affected by the differential between the price paid by refiners for grades of oil produced by the Corporation. The ability of the Corporation to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. The Corporation is also subject to market fluctuations in the prices of oil and natural gas, deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. The Corporation is also subject to a variety of waste disposal, pollution control and similar environmental laws. The oil and natural gas industry is intensely competitive and the Corporation must compete in all aspects of its operations with a substantial number of other corporations which have greater technical or financial resources.

Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. In accordance with industry practice, the Corporation conducts such title reviews in connection with its principal properties as it believes are appropriate having regard to the value of such properties. To the extent title defects do exist, it is possible that the Corporation may lose a portion of its right, title, estate and interest in and to the properties to which the title relates.

The Corporation does not anticipate paying any dividends on its outstanding shares in the foreseeable future.

The directors of the Corporation may be engaged and may continue to be engaged in the search for oil and gas interests on their own behalf and on behalf of other companies, and situations may arise where the directors may be in direct competition with the Corporation. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the corporation's governing corporate law statute which require a director of a corporation who is a party to, or is a director or an officer of, or has some material interest in any person who is a party to, a material contract or proposed material contract with the Corporation, disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under such legislation.

Holders of common shares of the Corporation must rely upon the experience and expertise of the management of the Corporation. The continued success of the Corporation is largely dependant on the performance of its key employees. Failure to retain or to attract and retain additional key employees with necessary skills could have a materially adverse impact upon the company's growth and profitability.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Rock in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Rock is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing – Oil, Natural Gas and Associated Products

In the provinces of Alberta, British Columbia and Saskatchewan oil, natural gas and associated products are generally sold at market index based prices. These indices are generated at various sales points depending on the commodity and are reflective of the current value of the commodity adjusted for quality and locational differentials. While these indices tend to track industry reference prices (ie. price of West Texas Intermediate crude oil at Cushing, Oklahoma or price of natural gas at Henry Hub, Louisiana), some variances can occur due to specific supply-demand imbalances. These differentials can change on a monthly or daily basis depending on the supply-demand fundamental at each location as well as other non-related changes such as the value of the Canadian dollar and the cost of transporting the commodity to the pricing point of the particular index.

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Oil prices are primarily based on worldwide supply and demand. The specific price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products, the supply/demand balance and other contractual terms. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than 30,000 m^3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

Pipeline Capacity

Although pipeline expansions are ongoing, the lack of firm pipeline capacity continues to affect the oil and natural gas industry and limits the ability to produce and to market natural gas production. In addition, the pro-rationing of capacity on the inter-provincial pipeline systems also continues to affect the ability to export oil and natural gas.

The North American Free Trade Agreement

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada-United States Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period or in such other representative period as the parties may agree); (ii) impose an export price higher than the domestic price subject to an exception with respect to certain measures which only restrict the volume of exports; and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export or import price requirements provided, in the case of export-price requirements, prohibition in any circumstances in which any other form of quantitative restriction is prohibited, and in the case of import-price requirements, such requirements do not apply with respect to enforcement of countervailing and anti-dumping orders and undertakings.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

General

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are from time to time carved out of the working interest owner's interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests or net carried interests.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry. Royalty holidays and reductions would reduce the amount of Crown royalties paid by oil and gas producers to the provincial governments and would increase the net income and funds from operations of such producers. However, the trend in recent years has been for provincial governments to allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

On March 3, 2003 the Department of Finance (Canada) released a technical paper entitled "Improving the Income Taxation of the Resource Sector in Canada" (the "Technical Paper"). In November, 2003 the Tax Act was amended to provide the following initiatives applicable to the oil and gas industry (to a maximum of $2,000,000) to be phased in over a five year period: (i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28% to 21%, beginning with a one percentage point reduction effective January 1, 2003, and (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. In addition, the percentage of Alberta royalty tax credit that Rock will be required to include in federal taxable income will be 12.5% in 2004; 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

Alberta

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least 5 years after the well was originally spudded may also qualify for a royalty reduction. A 24-month, 8,000 m^3 exemption is available to production from a reactivated well that has not produced for: (i) a 12-month period, if resuming production in October, November or December of 1992 or January, 1993; or (ii) a 24 month period, if resuming production in February 1993 or later. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12-month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

Oil royalty rates vary from province to province. In Alberta, oil royalty rates vary between 10% and 35% for oil and 10% and 30% for new oil. New oil is applicable to oil pools discovered after March 31, 1974 and prior to October 1, 1992. The

Alberta government introduced the Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992.

Effective January 1, 1994, the calculation and payment of natural gas royalties became subject to a simplified process. The royalty reserved to the Crown in respect of natural gas production,, subject to various incentives, is between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old natural gas, depending upon a prescribed or corporate average reference price.. Natural gas produced from qualifying exploratory natural gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 continues to be eligible for a royalty exemption for a period of 12 months, or such later time that the value of the exempted royalty quantity equals a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

Oil sands projects are subject to a specific regulation made effective July 1, 1997 and expiring June 30, 2007, which, among other things, determines the Crown's share of crude and processed oil sands products.

In Alberta, a producer of oil or natural gas is entitled to a credit on qualified oil and natural gas production against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("ARTC") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m3 and 25% at prices at and above $210 per m3. Crude oil and natural gas royalty programs for specific wells and royalty reductions reduce the amount of Crown royalties paid by Rock to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying for the program. Such rules will not presently preclude Rock from being eligible for the ARTC program.

British Columbia

Producers of oil and natural gas in the Province of British Columbia are also required to pay annual rental payments in respect of the Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively. The amount payable as a royalty in respect of oil depends on the type of oil, the value of the oil, the quantity of oil produced in a month and the vintage of the oil. Generally, the vintage of oil is based on the determination of whether the oil is produced from a pool discovered before October 31, 1975 (old oil) between October 31, 1975 and June 1, 1998 (new oil) or after June 1, 1998 (third-tier oil). Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production. The royalty payable on natural gas is determined by a sliding scale based on a reference price, which is the greater of the amount obtained by the producer, and a prescribed minimum price. As an incentive for the production and marketing of natural gas, which may have been flared, natural gas produced in association with oil has a lower royalty then the royalty payable on non-conservation gas.

On May 30, 2003, the Ministry of Energy and Mines for the province of British Columbia announced an Oil and Gas Development Strategy for the Heartlands ("Strategy"). The Strategy is a comprehensive program to address road infrastructure, targeted royalties, and regulatory reduction and British Columbia service sector opportunities. In addition, the Strategy will result in economic and employment opportunities for communities in British Columbia's heartlands.

Some of the financial incentives in the Strategy include:

- Royalty credits of up to $30 million annually towards the construction, upgrading and maintenance of road infrastructure in support of resource exploration and development. Funding will be contingent upon an equal contribution from industry.

- Changes to provincial royalties: new royalty rates for low productivity natural gas to enhance marginally economic resources plays, royalty credits for deep gas exploration to locate new sources of natural gas, and royalty credits for summer drilling to expand the drilling season.

Saskatchewan

In Saskatchewan, the amount payable as a royalty in respect of oil depends on the vintage of the oil, the type of oil, the quantity of oil produced in a month and the value of the oil. For Crown royalty and freehold production tax purposes, crude oil is considered "heavy oil", "southwest designated oil" or "non-heavy oil other than southwest designated oil". The conventional royalty and production tax classifications ("fourth tier oil" introduced October 1, 2002, "third tier oil", "new oil" or "old oil") of oil production are applicable to each of the three crude oil types. The Crown royalty and freehold production tax structure for crude oil is price sensitive and varies between the base royalty rates of 5% for all "fourth tier oil" to 20% for "old oil". Marginal royalty rates are 30% for all "fourth tier oil" to 45% for "old oil".

The amount payable as a royalty in respect of natural gas is determined by a sliding scale based on a reference price (which is the greater of the amount obtained by the producer and a prescribed minimum price), the quantity produced in a given month, the type of natural gas and the vintage of the natural gas. As an incentive for the production and marketing of natural gas which may have been flared, the royalty rate on natural gas produced in association with oil is less than on non-associated natural gas. The royalty and production tax classifications of gas production are "fourth tier gas" introduced October 1, 2002, "third tier gas", "new gas" and "old gas". The Crown royalty and freehold production tax for gas is price sensitive and varies between the base royalty rate of 5% for "fourth tier gas" and 20% for "old gas". The marginal royalty rates are between 30% for "fourth tier gas" and 45% for "old gas".

On October 1, 2002, the following changes were made to the royalty and tax regime in Saskatchewan:

- A new Crown royalty and freehold production tax regime applicable to associated natural gas (gas produced from oil wells) that is gathered for use or sale. The royalty/ tax will be payable on associated natural gas produced from an oil well that exceeds approximately 65 thousand cubic meters in a month.

- A modified system of incentive volumes and maximum royalty/ tax rates applicable to the initial production from oil wells and gas wells with a finished drilling date on or after October 1, 2002 was introduced. The incentive volumes are applicable to various well types and are subject to a maximum royalty rate of 2.5% and a freehold production tax rate of zero per cent.

- The elimination of the re-entry and short section horizontal oil well royalty/ tax categories. All horizontal oil wells with a finished drilling date on or after October 1, 2002 will receive the "fourth tier" royalty/ tax rates and new incentive volumes.

Land Tenure

Crude oil and natural gas located in Western Canada is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas on freehold lands are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. Such regulation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such regulation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such regulation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the *Environmental Protection and Enhancement Act* (Alberta) (the "AEPEA"), which came into force on September 1, 1993 and the *Oil and Gas Conservation Act* (Alberta) (the "OGCA"). The AEPEA and OGCA impose stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increase penalties. Rock is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the AEPEA and similar legislation in other jurisdictions in which it operates. Rock believes that it is in material compliance with applicable environmental laws and regulations and also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

British Columbia's *Environmental Assessment Act* became effective June 30, 1995. This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process with public participation in the environmental review process.

In December 2002, the Government of Canada ratified the Kyoto Protocol ("Protocol"). The Protocol calls for Canada to reduce its greenhouse gas emissions to 6% below 1990 "business-as-usual" levels between 2008 and 2012. Given revised estimates of Canada's normal emissions levels, this target translates into an approximately 40% gross reduction in Canada's current emissions. In April 2005, Environment Canada released "Project Green", a working paper giving early indications of how implementation was to be achieved. Large Final Emitters ("LFEs"), being 700 of Canada's largest emitters, will receive a specific reduction target of 45 mt, and will have the opportunity to purchase domestic offset and technology credits. The exact mechanism for operating in the domestic credit market has yet to be revealed, and the prospect of non-LFE enterprise participating in that market to any great extent is uncertain. Various incentive funds have also been established to provide seed funding for the purchase of experimental technologies, encourage investment in alternative energy sources, and acquire credits from the domestic and international markets for re-sale to Canadian enterprise.

Environment Canada, in August 2005, released consultation papers for the management of a system of greenhouse gas offsets in the form of tradable and bankable credits. The credits are created by enterprise, individuals, or municipal government through the implementation of projects registered with the to-be-created offset authority. Standards for quantifying greenhouse gas reductions were also proposed in the consultation paper.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporation's Information Circular - Proxy Statement dated March16, 2006, which relates to the Annual General Meeting of Shareholders to be held on May 11, 2006. Additional financial information is contained in the consolidated financial statements of the Corporation for the year ended December 31, 2005 and the Management's Discussion and Analysis contained in the Corporation's 2004 Annual Report for December 31, 2005.

The Corporation will provide to any person or corporation, upon request to the Corporation:

(a) when the securities of the Corporation are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus:

  (i) one copy of the Corporation's annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

  (ii) one copy of the comparative financial statements of Rock for its most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditor thereon, and one copy of any interim financial statements of the Corporation subsequent to the financial statements for Rock's most recent financial year;

  (iii) one copy of the management information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that circular, as appropriate, and

(iv) one copy of any other document that is incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, a copy of the documents referred to in clauses (a)(i), (ii) or (iii) above, provided the Corporation may require a payment of a reasonable charge if the request is made by a person or Corporation who is not a security holder of the Corporation.

Additional copies of this Annual Information Form and the materials listed in the preceding paragraph are available on the foregoing basis and upon request by contacting the Corporation at its offices at 1800, 700 – 9th Avenue S.W., Calgary, Alberta T2P 3V4, or by phone at (403) 218-4380, fax at (403) 234-0598 or email at info@rockenergy.ca.

SCHEDULE "A"

REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

To the board of directors of Rock Energy Inc. (the "Company"):

1. We have prepared an evaluation of the Company's reserves data as at December 31, 2005. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3. We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

4. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (County or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)			
			Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants Ltd.	March 16, 2005	Canada	$nil	$87,315,000	$nil	$87,315,000

6. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

7. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

8. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

GLJ Petroleum Consultants Ltd.
Calgary, Alberta, Canada
March 16, 2006

ORIGINALLY SIGNED BY
Dana B. Laustsen, P.Eng.

SCHEDULE "B"

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of Rock Energy Inc. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator is presented on Schedule "A" of this Annual Information Form.

The Reserves Committee of the board of directors of the Company has:

(c) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(d) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(e) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved:

(f) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(g) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(h) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) "Allen J. Bey"
Allen J. Bey
President and Chief Executive Officer

(signed) "Sean E. Moore"
Sean E. Moore
Vice President, Production

(signed) "Peter Malowany"
Peter Malowany
Director and Chairman of the Reserves Committee

(signed) "Matthew J. Brister"
Matthew J. Brister
Director and Member of the Reserves Committee

March 16, 2005

SCHEDULE "C"

ROCK ENERGY INC.

AUDIT COMMITTEE

MANDATE

Role and Objective

The Audit Committee (the "Committee") is a committee of the board of directors (the "Board") of Rock Energy Inc. ("Rock" or the "Corporation") to which the Board has delegated its responsibility for the oversight of the nature and scope of the annual audit, the oversight of management's reporting on internal accounting standards and practices, the review of financial information, accounting systems and procedures, financial reporting and financial statements and has charged the Committee with the responsibility of recommending, for approval of the Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information.

The primary objectives of the Committee are as follows:

a. To assist directors in meeting their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of Rock and related matters;

b. To provide better communication between directors and external auditors;

c. To enhance the external auditor's independence;

d. To increase the credibility and objectivity of financial reports; and

e. To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and external auditors.

Membership of Committee

a. The Committee will be comprised of at least three (3) directors of Rock or such greater number as the Board may determine from time to time and all members of the Committee shall be "independent" (as such term is used in Multilateral Instrument 52-110 — Audit Committees ("MI 52-110") unless the Board determines that the exemption contained in MI 52-110 is available and determines to rely thereon.

b. The Board of Directors may from time to time designate one of the members of the Committee to be the Chair of the Committee.

c. All of the members of the Committee must be "financially literate" (as defined in MI 52-110) unless the Board determines that an exemption under MI 52-110 from such requirement in respect of any particular member is available and determines to rely thereon in accordance with the provisions of MI 52-110.

Mandate and Responsibilities of Committee

It is the responsibility of the Committee to:

a. Oversee the work of the external auditors, including the resolution of any disagreements between management and the external auditors regarding financial reporting.

b. Satisfy itself on behalf of the Board that Rock's internal control systems are satisfactory for the purposes of:

- identifying, monitoring and mitigating business risks; and

- ensuring compliance with legal, ethical and regulatory requirements.

c. Review the annual and interim financial statements of Rock and related management's discussion and analysis ("MD&A") prior to their submission to the Board for approval. The process should include but not be limited to:

- reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years' financial statements;
- reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;
- reviewing accounting treatment of unusual or non-recurring transactions;
- ascertaining compliance with covenants under loan agreements;
- reviewing disclosure requirements for commitments and contingencies;
- reviewing adjustments raised by the external auditors, whether or not included in the financial statements;
- reviewing unresolved differences between management and the external auditors; and
- obtain explanations of significant variances with comparative reporting periods.

d. Review the financial statements, prospectuses, MD&A, annual information forms ("AIF") and all public disclosure containing audited or unaudited financial information (including, without limitation, annual and interim press releases and any other press releases disclosing earnings or financial results) before release and prior to Board approval. The Committee must be satisfied that adequate procedures are in place for the review of Rock's disclosure of all other financial information and will periodically access the accuracy of those procedures.

e. With respect to the appointment of external auditors by the Board:

- recommend to the Board the external auditors to be nominated;
- recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors will report directly to the Committee;
- on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Corporation to determine the auditors' independence;
- when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and
- review and pre-approve any non-audit services to be provided to Rock or its subsidiaries by the external auditors and consider the impact on the independence of such auditors. The Committee may delegate to one or more independent members the authority to pre–approve non–audit services, provided that the member(s) report to the Committee at the next scheduled meeting such pre–approval and the member(s) comply with such other procedures as may be established by the Committee from time to time.

f. Review with external auditors (and internal auditor if one is appointed by Rock) their assessment of the internal controls of Rock, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Committee will also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of Rock and its subsidiaries.

g. Review risk management policies and procedures of Rock (i.e. hedging, litigation and insurance).

h. Establish a procedure for:

- the receipt, retention and treatment of complaints received by Rock regarding accounting, internal accounting controls or auditing matters; and

- the confidential, anonymous submission by employees of Rock of concerns regarding questionable accounting or auditing matters.

i. Review and approve Rock's hiring policies regarding partners and employees and former partners and employees of the present and former external auditors of Rock.

j. Co-ordinate meetings with the Reserves Committee of the Corporation, the Corporation's senior engineering management, independent evaluating engineers and auditors as required to address matters of mutual concern in respect of the Corporation's evaluation of petroleum and natural gas reserves.

The Committee has authority to communicate directly with the internal auditors (if any) and the external auditors of the Corporation. The Committee will also have the authority to investigate any financial activity of Rock. All employees of Rock are to cooperate as requested by the Committee.

The Committee may also retain persons having special expertise and/or obtain independent professional advise to assist in filling their responsibilities at such compensation as established by the Committee and at the expense of Rock without any further approval of the Board.

Meetings and Administrative Matters

1. At all meetings of the Committee every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall be entitled to a second or casting vote.

2. The Chair will preside at all meetings of the Committee, unless the Chair is not present, in which case the members of the Committee that are present will designate from among such members the Chair for purposes of the meeting.

3. A quorum for meetings of the Committee will be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee will be the same as those governing the Board unless otherwise determined by the Committee or the Board.

4. Meetings of the Committee should be scheduled to take place at least four times per year. Minutes of all meetings of the Committee will be taken. The Chief Financial Officer will attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chairman.

5. The Committee shall meet at the end of or during each meeting without members of management being present.

6. The Committee will meet with the external auditor at least once per year (in connection with the preparation of the year-end financial statements) and at such other times as the external auditor and the Committee consider appropriate.

7. Agendas, approved by the Chair, will be circulated to Committee members along with background information on a timely basis prior to the Committee meetings.

8. The Committee may invite such officers, directors and employees of the Corporation as it sees fit from time to time to attend at meetings of the Committee and assist in the discussion and consideration of the matters being considered by the Committee.

9. Minutes of the Committee will be recorded and maintained and circulated to directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Board.

10. The Committee may retain persons having special expertise and may obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

11. Any members of the Committee may be removed or replaced at any time by the Board and will cease to be a member of the Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy exists on the Committee, the remaining members may exercise all its powers so long as a quorum remains. Subject to the foregoing, following appointment as a member of the Committee, each member will hold such office until the Committee is reconstituted.

12. Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chairman of the Board by the Committee Chair.